信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/SC-2004/CS-0882

RECEIVED
2004 AUG 24 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 August, 2004

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

04036448

SUPPL

Dear Sirs,

Level One Sponsored ADR Prog
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention the following documents regarding connected transactions jointly made by the Company with Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited:-

1. a copy of the press announcement published in the South China Morning Post on 16 August, 2004;

2. a copy of the circular on connected transactions.

For your information, the said documents are also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Eric Ip Sai Kwong
Company Secretary

dlw 8/24

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\SC\Letter-ADR

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Sino Hotels (Holdings) Limited
(An exempted company incorporated in the Cayman Islands with limited liability)
(Stock Code: 1221)

CONNECTED TRANSACTIONS

The Joint Independent Committee was asked initially to conduct a review of any possible connected transactions of the TST Properties Group and the Sino Land Group with their connected persons which were not treated as they should have been under the Listing Rules. For the sake of completeness, as the members of the Joint Independent Committee are also two of the three of the independent non-executive directors of Sino Hotels, the scope of the Review was extended to include the Sino Hotels Group. Certain other connected transactions of the Sino Group were identified in the Review which required either reporting and, where applicable, announcement *in accordance with the Listing Rules* which were not complied with.

The Directors (including the independent non-executive Directors) consider that these connected transactions were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties. In addition, the bases of determination of the terms and conditions of all these transactions were fair and reasonable and in the interests of the Sino Group and the Shareholders as a whole.

Commerzbank, being appointed as the independent financial adviser, has also formed the opinion that these transactions were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties. In addition, they are also of the opinion that the bases of determination of the terms and conditions of all these transactions were fair and reasonable and in the interests of the Sino Group and the Shareholders as a whole.

A circular containing further information on the China Overseas Connected Transactions and the findings of the Review will be despatched to the Shareholders shortly. The Stock Exchange has indicated that it reserves its right to take appropriate action in respect of these breaches.

INTRODUCTION

Reference is made to the Announcements in relation to the China Overseas Connected Transactions. Capitalized terms used in this announcement have the same meanings as defined in the Announcements, unless the context otherwise requires.

The Joint Independent Committee was asked initially to conduct a review of any possible connected transactions of the TST Properties Group *and the Sino Land Group with their connected* persons which were not treated as they should have been under the Listing Rules. For the sake of completeness, as the members of the Joint Independent Committee are also two of the three independent non-executive directors of Sino Hotels, the scope of the Review was extended to include the Sino Hotels Group.

SUMMARY OF THE FINDINGS OF THE REVIEW

Certain other connected transactions of the Sino Group were identified in the Review which required either reporting and, where applicable, announcement in accordance with the Listing Rules which were not complied with. The reporting requirement involves inclusion of certain information on the transactions in the next published annual reports and accounts of TST Properties, Sino Land or Sino Hotels (as the case may be).

The Directors (including the independent non-executive Directors) consider that these connected transactions were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties. In addition, the bases of determination of the terms and conditions of all these transactions were fair and reasonable and in the interests of the Sino Group and the Shareholders as a whole.

Commerzbank, being appointed as the independent financial adviser, has also formed the opinion that these transactions were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal *commercial terms; and (iv) on terms* no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties. In addition, they are also of the opinion that the bases of determination of the terms and conditions of all these transactions were fair and reasonable and in the interests of the Sino Group and the Shareholders as a whole.

A summary of these transactions, which were all on normal commercial terms, is as follows:

No.	Contracting parties		Nature of transactions	*Listing Rules requirements*
1.	Sino Land	Kerry Properties	Provision of shareholders' loans by Sino Land to joint venture companies with Kerry Properties	Reporting only by TST Properties and Sino Land
2.	*Sino Land*	*Sino Hotels*	Provision of security guard services by Sino Land to various hotels managed by Sino Hotels	Reporting and announcement by Sino Hotels
3.	Sino Hotels	Ng Family	a) Provision of shareholders' loans by Sino Hotels to joint venture companies with the Ng Family	a) Reporting only by Sino Hotels
			b) Provision of hotel management services by Sino Hotels to certain hotels which the Ng Family has shareholding interests	b) *Reporting and announcement* by Sino Hotels
4.	*Sino Land*	*Ng Family*	a) Provision of shareholders' indemnity and shareholders' loans by Sino Land to joint venture companies with the Ng Family	a) Reporting only by TST Properties and Sino Land
			b) Sharing of administrative expenses in relation to administrative services provided by Sino Land to the Ng Family	b) Reporting and announcement by TST Properties and Sino Land
			c) Construction contracts awarded by the Ng Family to Sino Land	c) Reporting and announcement by TST Properties and Sino Land
			d) Provision of building cleaning services by Sino Land to properties owned by the Ng Family	d) *Reporting and announcement by* TST Properties and Sino Land

g) Provision of management services by Sino Land to properties owned by the Ng Family	g) Reporting and announcement by TST Properties
h) Provision of security guard services by Sino Land to properties owned by the Ng Family	h) Reporting and announcement by TST Properties and Sino Land
i) Leasing of premises by the Ng Family from Sino Land	i) Reporting and announcement by TST Properties
j) Leasing of premises by Sino Land from the Ng Family	j) Reporting and announcement by TST Properties and Sino Land

Other than the provision of financial assistance to joint venture companies which were made on a pro-rata basis in proportion to the shareholdings of, and on the same terms by, shareholders of the joint venture companies, none of the other applicable transactions, for any given year during the Review Period, exceeded, on an approximate annual aggregated basis for each type of transaction: (i) approximately HK$93.8 million for TST Properties and Sino Land, which represents approximately only 0.97% and 0.36% of their respective then applicable net tangible asset values; and (ii) approximately HK$1.9 million for Sino Hotels, which represents approximately only 0.07% of its then applicable net tangible asset value. In addition, for reference purposes only, the approximate annual aggregated amount for all the different transactions listed above applicable to TST Properties and Sino Land, excluding financial assistance, does not exceed HK$183.0 million which represents approximately only 2.15% and 0.75% of their respective then applicable net tangible asset values for any given year during the Review Period. The approximate annual aggregated amount for all the different transactions listed above applicable to Sino Hotels, excluding financial assistance, does not exceed HK$3.8 million which represents approximately only 0.14% of its then applicable net tangible asset value for any given year during the Review Period.

Due to inadvertent oversight, these connected transactions were not reported, and where applicable, not announced on a timely basis as and when they occurred. Nevertheless, the Directors have voluntarily submitted the relevant information regarding these transactions to the Stock Exchange. Furthermore, steps have already been taken to strengthen the internal control procedures of compliance of the Sino Group, details of which will be included in the circular to be despatched to the Shareholders shortly.

CONNECTED PERSONS OF THE SINO GROUP

Both China Overseas and Kerry Properties are connected persons to TST Properties and Sino Land by virtue of their respective substantial shareholding in certain non wholly-owned subsidiaries of Sino Land (and in turn TST Properties). As from 23 July 2004, China Overseas is no longer a connected person of TST Properties and Sino Land as the COSL Joint Ventures have been wholly acquired by Sino Land on an arm's length basis. The Ng Family and Sino Hotels are connected persons of TST Properties and Sino Land by virtue of Mr. Ng Teng Fong being the substantial shareholder of both TST Properties and Sino Land, and Sino Hotels being an associate, as defined in the Listing Rules, of Mr. Ng Teng Fong.

INFORMATION ON TST PROPERTIES, SINO LAND AND SINO HOTELS

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services. Sino Hotels is an investment holding company and its principal business includes hotel investment, hotel management and club management.

GENERAL

A circular containing, among other things, further information on the China Overseas Connected Transactions and the findings of the Review will be despatched to the Shareholders shortly.

The Stock Exchange has indicated that it reserves its right to take appropriate action in respect of these breaches.

As at the date of this announcement, the executive directors of TST Properties are Mr. Robert Ng Chee Siong and Mr. Raymond Tong Kwok Tung and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

As at the date of this announcement, the executive directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Albert Yeung Pak Hin, Mr. Raymond Tong Kwok Tung and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

As at the date of this announcement, the executive director of Sino Hotels is Mr. Robert Ng Chee Siong and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Mr. Gilbert Lui Wing Kwong.

DEFINITIONS

"Announcements"	the announcements dated 25 June and 15 July 2004 made jointly by TST Properties and Sino Land in relation to, among other things, the China Overseas Connected Transactions
"China Overseas"	China Overseas Land & Investment Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"China Overseas Connected Transactions"	the Construction Contracts and the Honey Lake Acquisition
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, an authorised institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4, 6 and 9 regulated activities (as set out in Schedule 5 of the Securities and Futures Ordinance), and appointed as the independent financial adviser to the Joint Independent Committee in relation to certain connected transactions identified during the Review
"COSL Joint Ventures"	certain subsidiaries of Sino Land (and in turn TST Properties), of which the China Overseas Group was a substantial shareholder prior to 23 July 2004
"Directors"	the respective directors of TST Properties, Sino Land and Sino Hotels
"Joint Independent Committee"	the joint independent committee of the Sino Group comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, being the independent non-executive Directors who have been asked by the Boards to conduct the Review
"Kerry Properties"	Kerry Properties Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Ng Family"	Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong, Mr. Philip Ng Chee Tat and their respective associates
"Review"	the review of any possible connected transactions of the Sino Group with their respective connected persons (i) during the Review Period; and (ii) outside the Review Period as well where stated, which may have required reporting in annual reports, announcements and, where applicable, independent shareholders' approval in accordance with the Listing Rules and whether such requirements had been complied with
"Review Period"	the period from 1 July 1998 to 30 June 2004
"Shareholders"	the respective shareholders of TST Properties, Sino Land and Sino Hotels
"Sino Group"	the TST Properties Group, the Sino Land Group and the Sino Hotels Group
"Sino Hotels"	Sino Hotels (Holdings) Limited, an exempted company incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange
"Sino Hotels Group"	Sino Hotels and its subsidiaries

By order of the Boards of
Tsim Sha Tsui Properties Limited,
Sino Land Company Limited and
Sino Hotels (Holdings) Limited
Eric Ip Sai Kwong
Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Tsim Sha Tsui Properties Limited, Sino Land Company Limited and Sino Hotels (Holdings) Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or the transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Sino Hotels (Holdings) Limited
(An exempted company incorporated in the Cayman Islands with limited liability)
(Stock Code: 1221)

CONNECTED TRANSACTIONS

Financial adviser to
Tsim Sha Tsui Properties Limited, Sino Land Company Limited and Sino Hotels (Holdings) Limited

PLATINUM
Securities

Independent financial adviser to the Joint Independent Committee

COMMERZBANK
Commerzbank AG Hong Kong Branch

A letter from the Joint Independent Committee is set out on pages 29 to 31 of this circular. A letter from Commerzbank containing its recommendation to the Joint Independent Committee, is set out on pages 32 to 57 of this circular.

16 August 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board(s)"	the respective board(s) of Directors
"China Overseas"	China Overseas Land & Investment Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"China Overseas Group"	China Overseas and its subsidiaries
"China Overseas Property"	中海地產股份有限公司 (China Overseas Property Company Limited*), a company incorporated in PRC and a wholly-owned subsidiary of China Overseas
"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, an authorised institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4, 6 and 9 regulated activities (as set out in Schedule 5 of the SFO), and appointed as the independent financial adviser to the Joint Independent Committee in relation to the Non De Minimis Construction Contracts, the Honey Lake Acquisition and the Review
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Construction Contracts"	certain construction contracts for property developments awarded by the Sino Land Group to the China Overseas Group since June 1990 which may have required reporting in annual reports, announcements and, where applicable, independent shareholders' approval in accordance with the Listing Rules which were not complied with
"COSL Joint Ventures"	certain subsidiaries of Sino Land (and in turn TST Properties), of which the China Overseas Group was a substantial shareholder prior to 23 July 2004
"Directors"	the respective directors of TST Properties, Sino Land and Sino Hotels
"External Connected Person(s)"	connected person(s) of the Sino Group identified in the Review, excluding the Ng Family

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Honey Lake Acquisition"	the acquisition of the land use right of a property situated in the 93,544-square meter site (Shenzhen Lot Number: B303-0041) located at Futian's Honey Lake in Shenzhen, PRC through a public auction
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Independent Committee"	the joint independent committee of TST Properties, Sino Land and Sino Hotels comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, being the independent non-executive Directors who have been asked by the Boards to conduct the Review
"Kerry Properties"	Kerry Properties Limited, a company incorporated in Bermuda, the shares of which are listed on the Stock Exchange
"Kerry Properties Group"	Kerry Properties and its subsidiaries
"Latest Practicable Date"	13 August 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange in force for the time being
"Ng Family"	Mr. Ng Teng Fong, Mr. Robert Ng Chee Siong, Mr. Philip Ng Chee Tat and their respective associates
"Non De Minimis Construction Contracts"	the Construction Contracts with contract values exceeding the thresholds for connected transactions exempted from the requirement for independent shareholders' approval under the Listing Rules
"PRC"	the People's Republic of China
"Review"	the review of any possible connected transactions of the Sino Group with their respective connected persons (i) during the Review Period; and (ii) outside the Review Period as well where stated, which may have required reporting in annual reports, announcements and, where applicable, independent shareholders' approval in accordance with the Listing Rules and whether such requirements had been complied with

"Review Period"	the period from 1 July 1998 to 30 June 2004
"RMB¥"	Renminbi, the lawful currency of PRC
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	the respective shareholders of TST Properties, Sino Land and Sino Hotels
"Shenzhen Sheng Huei"	深圳盛輝物業發展有限公司 (Shenzhen Sheng Huei Property Development Limited*), a company incorporated in PRC owned as to 50% by China Overseas Property and 50% by Sinoland China
"Sino Group"	the TST Properties Group, the Sino Land Group and the Sino Hotels Group
"Sino Hotels"	Sino Hotels (Holdings) Limited, an exempted company incorporated in the Cayman Islands, the shares of which are listed on the Stock Exchange and held as to 46.8% by Mr. Ng Teng Fong as at the Latest Practicable Date
"Sino Hotels Group"	Sino Hotels and its subsidiaries
"Sino Hotels Shares"	ordinary shares of nominal value of HK$1 each in the share capital of Sino Hotels
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Sino Land Group"	Sino Land and its subsidiaries
"Sino Land Shares"	ordinary shares of nominal value of HK$1 each in the share capital of Sino Land
"Sinoland China"	Sinoland China Investment Holdings Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Sino Land
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"TST Properties Group"	TST Properties and its subsidiaries
"TST Properties Shares"	ordinary shares of nominal value of HK$0.2 each in the share capital of TST Properties
"%"	per cent

* *English translation for identification purposes only*

Note: For the purpose of this circular, the HK$:RMB¥ exchange rate used is approximately 0.941 as at 11 June 2004.

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Sino Hotels (Holdings) Limited
(An exempted company incorporated in the Cayman Islands with limited liability)
(Stock Code: 1221)

Directors of Tsim Sha Tsui Properties Limited:
Robert NG Chee Siong, Chairman
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Raymond TONG Kwok Tung

Registered office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

Directors of Sino Land Company Limited:
Robert NG Chee Siong, Chairman
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Raymond TONG Kwok Tung
Albert YEUNG Pak Hin
YU Wai Wai

Registered office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

Directors of Sino Hotels (Holdings) Limited:
Robert NG Chee Siong, Chairman
Ronald Joseph ARCULLI, GBS, OBE, JP*
Paul CHENG Ming Fun, JP*
Gilbert LUI Wing Kwong*

Principal office:
12th Floor
Tsim Sha Tsui Centre
Salisbury Road
Tsim Sha Tsui
Kowloon
Hong Kong

* *Independent non-executive Directors*

16 August 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

INTRODUCTION

A chart setting out the simplified shareholding structure of the Sino Group as at the Latest Practicable Date is set out below:



Mr. Ng Teng Fong
71.7%
2.0%
46.7%
TST Properties
0.2%
50.1%
Sino Land
Sino Hotels

It has been brought to the attention of the directors of TST Properties and Sino Land that, during the ordinary and usual course of business of Sino Land, which includes property development and investment, it has, since June 1990, awarded the China Overseas Group with the Construction Contracts for certain of its property developments.

Furthermore, on 16 April 2004, the Sino Land Group and the China Overseas Group jointly participated in the Honey Lake Acquisition in respect of the land use right of a property in Shenzhen, PRC in a public auction.

The Construction Contracts and the Honey Lake Acquisition constituted connected transactions for TST Properties and Sino Land as China Overseas was connected to TST Properties and Sino Land by virtue of it being a substantial shareholder in the COSL Joint Ventures, which were non wholly-owned subsidiaries of Sino Land (and in turn TST Properties). On 23 July 2004, Sino Land being one of the shareholders of the COSL Joint Ventures, completed the acquisitions of the shareholding interests from the other shareholders of the COSL Joint Ventures on an arm's length basis resulting in the COSL Joint Ventures becoming wholly-owned subsidiaries of Sino Land and China Overseas ceased to be a connected person of both TST Properties and Sino Land under the Listing Rules.

TST Properties and Sino Land have voluntarily submitted the relevant information regarding the Construction Contracts and the Honey Lake Acquisition to the Stock Exchange and this matter was released in a joint announcement of TST Properties and Sino Land dated 25 June 2004.

The Joint Independent Committee comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, independent non-executive directors of TST Properties and Sino Land, was established initially to conduct the Review for the TST Properties Group and the Sino Land Group. For the sake of completeness, as they are also two of the three independent non-executive directors of Sino Hotels, they considered it also necessary that the scope of the Review be extended to include the Sino Hotels Group.

The purpose of this circular is to provide you with: (i) further information regarding the Construction Contracts and the Honey Lake Acquisition; (ii) details of the Review; (iii) the letter of recommendation of the Joint Independent Committee on the Non De Minimis Construction Contracts, the Honey Lake Acquisition and the Review; and (iv) the opinion letter from Commerzbank to the Joint Independent Committee thereon.

CONNECTED TRANSACTIONS WITH THE CHINA OVERSEAS GROUP

(a) Construction Contracts

It has been brought to the attention of the directors of TST Properties and Sino Land that during the ordinary and usual course of business of Sino Land, which includes property development and investment, it has awarded the China Overseas Group with the Construction Contracts for certain property developments of Sino Land since June 1990. A summary of the Construction Contracts is highlighted in the table below:

	Parties to the contract Sino Land Group	% owned by the Sino Land Group	China Overseas Group	Nature of works	Date of letter of award or letter of intent	Contract sum *HK$ (million)*	Listing Rules requirements not complied with** Sino Land	TST Properties
1.	Full Fair Ltd.	100	China State Construction Engineering (Hong Kong) Ltd.	Foundation and railway depot works main contract and foundation at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories	25/3/04	569	Announcement	Announcement & independent shareholders' approval
			China Overseas Mech. & Elect. Eng. Ltd.	Air conditioning and mechanical ventilation installation nominated sub-contract at STTL 470 Ho Tung Lau (Site A), Shatin, New Territories	13/5/04	5.3		
2.	Active Success Development Ltd.	100	China Overseas Building Construction Ltd.	Main contract at KIL11158, Hoi Fai Road, West Kowloon Reclamation	22/11/03	654.9	Announcement	Announcement & independent shareholders' approval
3.	Grand Creator Investment Ltd.	60	China Overseas Building Construction Ltd.	Main contract for Residence Oasis, TKOTL24, Hang Hau MTR Station Development	2/6/03	1,180	Reporting in annual report, announcement & independent shareholders' approval	Reporting in annual report, announcement & independent shareholders' approval
4.	Prime Harvest Development Ltd.	100	China Overseas Foundation Eng. Ltd.	Foundation and pile cap for URA Site TWTL398, Tai Ho Road/ Yeung Uk Road, Tsuen Wan, New Territories	15/3/03	80.1	Reporting in annual report & announcement	Reporting in annual report & announcement
			China Overseas Mech. & Elect. Eng. Ltd.	MVAC installation (podium) nominated sub-contract for URA Site TWTL398, Tai Ho Road/ Yeung Uk Road, Tsuen Wan, New Territories	20/5/04	29.8		
5.	Advance Profit Ltd.	100	China Overseas Foundation Eng. Ltd.	Steel sheet piling & pile cap for Oceania Heights, TMTL432, Hoi Chu Road, Tuen Mun, New Territories	27/2/03	7.7	N/A	Reporting in annual report & announcement

	Parties to the contract						Listing Rules requirements not complied with**	
	Sino Land Group	% owned by the Sino Land Group	China Overseas Group	Nature of works	Date of letter of award or letter of intent	Contract sum HK$ (million)	Sino Land	TST Properties
6.	Kingdom Investment Ltd.	100	China Overseas Building Construction Ltd.	Main contract for Ocean View, STTL481, Ma On Shan, New Territories	3/6/02	517.5	Reporting in annual report & announcement	Reporting in annual report, announcement & independent shareholders' approval
7.	Regent Profit Investment Ltd.	100	China Overseas Foundation Eng. Ltd.	Bored pile, cap and site formation works for Sky Horizon, IL8921, Nos. 35 & 37 Cloud View Road, North Point, Hong Kong	3/2/00	51.5	Reporting in annual report & announcement	Reporting in annual report & announcement
8.	High Elite Ltd.	100	China Overseas Foundation Eng. Ltd.	Foundation for Dynasty View, TPTL113, Ma Wo, Tai Po, New Territories	29/10/93	23.5	Reporting in annual report & announcement	Reporting in annual report & announcement
			China Overseas Foundation Eng. Ltd.	Basement structure for Dynasty View, TPTL113, Ma Wo, Tai Po, New Territories	12/8/94	29.4		
9.	Allways Success Development Limited	60	China Overseas Building Development Co. Ltd.	Main contract for Serenity Park I, TPTL66, Ma Wo, Tai Po, New Territories	11/6/90 and 30/7/90	335	Reporting in annual report, announcement & independent shareholders' approval	Reporting in annual report, announcement & independent shareholders' approval

Note: ** *The Listing Rules requirements as highlighted in the above table for each of the Construction Contracts are based on calculations using the then latest published respective net tangible asset values of TST Properties and Sino Land as a basis of comparison.*

Each of the Construction Contracts was awarded after a highly competitive tendering process and was based on consideration of a number of factors including but not limited to the bid price of the contract and the financial capability and reliability of each of the bidding parties. The directors of TST Properties and Sino Land consider that the Construction Contracts awarded were all entered into: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than construction contracts granted to independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole. The directors of TST Properties and Sino Land are satisfied that on no occasion has the China Overseas Group been afforded any preferential treatment whatsoever.

(b) Honey Lake Acquisition

On 16 April 2004, the Sino Land Group and the China Overseas Group jointly participated in the Honey Lake Acquisition in respect of the land use right of a property in Shenzhen, PRC in a public auction.

Details of the Honey Lake Acquisition

Joint venture company:

Purchaser: Shenzhen Sheng Huei

Joint venture parties:

Party A: Sinoland China (50% shareholding)

Party B: China Overseas Property (50% shareholding)

Date of the Honey Lake Acquisition:

16 April 2004, being the bid-winning date of the Honey Lake Acquisition. Shenzhen Sheng Huei was subsequently formed for the purpose of the Honey Lake Acquisition on 29 April 2004.

Description of the property in the Honey Lake Acquisition:

The property in the Honey Lake Acquisition is a 93,544-square meter site (Shenzhen Lot Number: B303-0041) located at Futian's Honey Lake in Shenzhen, PRC for residential and commercial development with a plot ratio of 1.4 times and an estimated total gross floor area of approximately 130,962 square meters. The land use right for the property is for 70 years until 2073.

Consideration for the Honey Lake Acquisition:

The aggregate consideration for the Honey Lake Acquisition of RMB¥950 million (approximately HK$893.95 million) was the successful bid price jointly offered by the Sino Land Group and the China Overseas Group in the public auction. The aggregate consideration for the Honey Lake Acquisition was paid by Sinoland China and China Overseas Property on a 50:50 basis.

In accordance with the terms of the sale and purchase agreement, the consideration was satisfied by Sinoland China and China Overseas Property according to the following payment terms:

(i) an initial deposit of RMB¥50 million was paid on signing of the sale and purchase agreement on 16 April 2004; and

(ii) the remaining balance of RMB¥900 million was paid on 23 April 2004, being five business days after the date of signing of the sale and purchase agreement.

Source of funding:

The consideration for the Honey Lake Acquisition paid by Sinoland China was funded by internal resources of Sino Land.

Date of completion of the Honey Lake Acquisition:

23 April 2004, being the date of the last payment by Sinoland China and China Overseas Property of the remaining balance of RMB¥900 million of the consideration for the Honey Lake Acquisition.

Reasons for bidding for the Honey Lake Acquisition:

The directors of TST Properties and Sino Land consider the Honey Lake Acquisition a good investment opportunity in PRC for Sino Land and it also helps to build up its land bank for development purposes. The directors of TST Properties and Sino Land are satisfied that the consideration paid for the Honey Lake Acquisition, being the bid price offered by Sino Land and China Overseas in the public auction, was a fair price. The directors of TST Properties and Sino Land (including the independent non-executive directors of TST Properties and Sino Land) consider that the Honey Lake Acquisition was entered into: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole.

(c) Connection with China Overseas

Prior to 23 July 2004, the China Overseas Group was a substantial shareholder of the COSL Joint Ventures, which were non wholly-owned subsidiaries of Sino Land (and in turn TST Properties), and therefore under the Listing Rules, China Overseas was a connected person of TST Properties and Sino Land.

Under the Listing Rules, the Construction Contracts entered into between the Sino Land Group and the China Overseas Group constituted connected transactions for TST Properties and Sino Land and should have been subject to reporting in annual reports, announcements and, where applicable, independent shareholders' approval requirements in accordance with the Listing Rules, as shown in the table set out on pages 7 and 8. Under the Listing Rules, the Honey Lake Acquisition entered into between the Sino Land Group and the China Overseas Group also constituted a connected transaction for TST Properties and Sino Land and should have been subject to reporting in annual report and announcement requirements for TST Properties and Sino Land and also subject to independent shareholders' approval requirement for TST Properties in accordance with the Listing Rules. However, these requirements under the Listing Rules at the time of entering into the Construction Contracts and the Honey Lake

Acquisition were not complied with. TST Properties and Sino Land will include details of the connected transactions entered into during the financial year ended 30 June 2004 which require reporting in annual report under the Listing Rules in the next annual reports of the respective companies.

The COSL Joint Ventures relate to certain development projects that have already been completed and comprise only residual assets and business incidental to the development projects. As the purposes of the COSL Joint Ventures have been substantially fulfilled, after negotiations on an arm's length basis, it was agreed that they were to be dissolved. On 23 July 2004, Sino Land, being one of the shareholders of the COSL Joint Ventures, completed the acquisition of the shareholding interests from the other shareholders of the COSL Joint Ventures on an arm's length basis resulting in the COSL Joint Ventures becoming wholly-owned subsidiaries of Sino Land.

As the acquisition of the COSL Joint Ventures were on normal commercial terms and each of the percentage ratios was less than the 0.1% threshold under Rule 14A.31(2) of the Listing Rules, they were exempted from all reporting in annual reports, announcements and independent shareholders' approvals requirements under the Listing Rules. Upon completion of these acquisitions, China Overseas ceased to be a connected person of both TST Properties and Sino Land under the Listing Rules.

INFORMATION ON TST PROPERTIES AND SINO LAND

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services.

INFORMATION ON CHINA OVERSEAS

China Overseas is an investment holding company and its principal business includes property development and investment, building and civil construction, foundation engineering and project management, infrastructure project investment, generation and supply of heat and electricity, investment holding, real estate agency and management, and treasury operations.

REASONS FOR ENTERING INTO THE CONSTRUCTION CONTRACTS AND THE HONEY LAKE ACQUISITION

Sino Land is one of the leading property development and investment companies in Hong Kong. In the ordinary and usual course of its business, Sino Land's activities include the formation of joint ventures for property developments and the awarding of construction contracts for its own as well as joint venture property developments.

The awarding of the Construction Contracts were made after a highly competitive tendering process and were based on consideration of a number of factors including but not limited to the bid price of the contract and the financial capability and reliability of each of the bidding parties. The directors of TST Properties and Sino Land believe that it is in the interests of both TST Properties and Sino Land to form joint ventures with reputable construction companies for their property developments.

The directors of TST Properties and Sino Land are satisfied that all of the Construction Contracts and the Honey Lake Acquisition have been entered into in the best interests of TST Properties and Sino Land and their respective shareholders as a whole. There may be mitigating circumstances for the failure to comply with the Listing Rules as identified in the announcement dated 25 June 2004. In particular, the directors of TST Properties and Sino Land note that TST Properties and Sino Land do not hold any shares in China Overseas and do not have any representation on the board of directors of China Overseas, and vice versa.

Commerzbank has been appointed as the independent financial adviser to, among other things, opine on the terms of the Non De Minimis Construction Contracts and the Honey Lake Acquisition. As set out in their letter on pages 32 to 57 of this circular, they are of the opinion that the terms of the Non De Minimis Construction Contracts and the Honey Lake Acquisition were all entered into: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole.

TST Properties and Sino Land have voluntarily submitted the relevant information regarding the Construction Contracts and the Honey Lake Acquisition to the Stock Exchange and this matter was released in a joint announcement of TST Properties and Sino Land dated 25 June 2004.

FORMATION OF THE JOINT INDEPENDENT COMMITTEE

The Joint Independent Committee comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, independent non-executive directors of TST Properties and Sino Land, was established initially to conduct a review of whether there were any connected transactions of the TST Properties Group and the Sino Land Group with their respective connected persons which were not treated as they should have been under the Listing Rules.

Both members of the Joint Independent Committee, being also two of the three independent non-executive directors of Sino Hotels, considered it also necessary, for the sake of completeness, that the scope of this review be extended to any connected transactions of the Sino Hotels Group with their connected persons which were not treated as they should have been under the Listing Rules.

INFORMATION ON SINO HOTELS

Sino Hotels is an investment holding company and its principal business includes hotel investment, hotel management and club management.

THE REVIEW BY THE JOINT INDEPENDENT COMMITTEE

The Joint Independent Committee was asked, with the assistance of legal advisers to conduct, as quickly as reasonably practicable and possible, the Review of whether there were any possible connected transactions of the Sino Group with their respective connected persons (i) during the Review Period; and (ii) outside the Review Period as well where stated, which may have required reporting in annual reports, announcements and, where applicable, independent shareholders' approval in accordance with the Listing Rules and whether such requirements had been complied with.

THE SCOPE OF THE REVIEW

Upon the advice from the Sino Group's legal advisers, Woo, Kwan, Lee & Lo and the Boards' legal advisers, Clifford Chance, the Joint Independent Committee formed the view that the scope of the Review be as follows:

(a) Identify the connected persons of the Sino Group. The extent of the process in identifying the connected persons of TST Properties and Sino Land went back as far as December 1989, being the time of the adoption of the third edition of the Listing Rules, under which the definition of "connected person" and the categorisation of the transactions with such person as "connected transaction" were firstly introduced. For Sino Hotels, this process went back as far as March 1995, being the time when its shares were first listed on the Stock Exchange.

(b) Identify any connected transactions between the Sino Group and its connected persons. These can be classified under the following three categories:

   (i) connected transactions between the Sino Group and the External Connected Persons;

   (ii) connected transactions between the TST Properties Group, the Sino Land Group and the Sino Hotels Group; and

   (iii) connected transactions between the Sino Group and the Ng Family.

   The extent of the process in identifying any connected transactions of the Sino Group with its connected persons was limited to the Review Period, which was the earliest realistic date in respect of which it is likely that adequate documentation has been retained by the Sino Group for these particular transactions.

   The extent of the process in identifying the possible formation of joint ventures with connected persons of the Sino Group went back as far as May 1999 as the Listing Rules; prior to this date, the Listing Rules did not provide guidance on the question of the application of the connected transaction requirements to the formation of the joint venture. In addition, joint ventures were excluded where

they were formed with connected persons after May 1999 incidental to joint ventures which were formed before such date, or incidental to joint ventures which have initially given rise to such connected person relationship, and where the capital commitment in relation to their establishment did not exceed the threshold for reporting in annual report and announcement requirements.

In identifying any connected transactions between: (i) the TST Properties Group, the Sino Land Group and the Sino Hotels Group; and (ii) the Sino Group and the Ng Family, the extent of the process was limited only to examining: (1) these transactions on a group basis (classified by nature); and (2) the values on an annual aggregate basis.

(c) Calculate the relevant thresholds for connected transactions for the Sino Group identified in the Review in accordance with the applicable Listing Rules at the time of entering into these connected transactions. The auditors of the Sino Group were requested to check the mathematical accuracy of the relevant thresholds and found them to be mathematically accurate.

(d) Determine whether any of these connected transactions identified in the Review were subject to reporting in annual reports, announcements and, where applicable, independent shareholders' approval requirements in accordance with the Listing Rules and whether such requirements had been complied with.

(e) Request Commerzbank, as the independent financial adviser, to opine on:

   (i) individual connected transactions identified in the Review which were subject to independent shareholders' approval requirement in accordance with the Listing Rules which were not complied with; and

   (ii) the bases of determination of the terms and conditions of the connected transactions which were only subject to reporting in annual reports and, where applicable, announcement requirements in accordance with the Listing Rules which were not complied with.

(f) The Joint Independent Committee to report the findings of the Review to the Boards.

(g) The findings of the Review to be reported to the Stock Exchange and relevant disclosures be made to the Shareholders.

Factors taken into account in forming the view on the scope of the Review:

(a) The transactions in question went back a significant period of time for the Sino Group. Whilst the Sino Group has an adequate documentary retention policy to comply with all applicable regulatory requirements, it is unlikely that documentation in respect of all transactions going back beyond six years are

retained. The Review therefore only covers transactions which took place in the last six years, namely, transactions entered into by the Sino Group and their respective connected persons since 1 July 1998.

(b) The Review must necessarily be based only on information available to the Sino Group. This will include: (i) information within the knowledge of its current Directors, heads of various departments of the Sino Group; and (ii) information from records that is reasonably practicable for the persons identified in (i) to access.

(c) The rules relating to connected transactions under the Listing Rules changed from time to time since 1989 and there was no system in existence which could provide an easy and convenient way to identify all those changes which may therefore not be complete. However, the Joint Independent Committee has been advised by the Sino Group's and the Boards' legal advisers that, to the best of the belief of the legal advisers, the material changes to the Listing Rules since 1989 relating to connected transactions have been identified.

THE FINDINGS OF THE REVIEW

Save for the Non De Minimis Construction Contracts and the Honey Lake Acquisition as mentioned above, there were no other connected transactions of the Sino Group identified during the Review Period which required independent shareholders' approval.

Nevertheless, certain other connected transactions of the Sino Group were identified in the Review which required either reporting in annual reports and, where applicable, announcement in accordance with the Listing Rules which were not complied with. Commerzbank was also asked to opine on the bases of determination of the terms and conditions of these connected transactions. As set out in their letter on pages 32 to 57 of this circular, they are of the opinion that these transactions were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land, Sino Hotels and their respective shareholders as a whole. A summary of these transactions are set out below:

In the following information, references to: (i) values for the year ended 30 June 2004 are on a pro forma basis only; and (ii) values in respect of transactions which either on annual aggregate basis do not exceed the thresholds for reporting in annual report and/or announcement or have already been reported in the annual reports and, where applicable, announced in accordance with the Listing Rules have been marked as "n/a" in the sections below.

(a) Connected transactions of the Sino Group with the External Connected Persons

Financial assistance

The Kerry Properties Group is a substantial shareholder of certain non wholly-owned subsidiaries of Sino Land (and in turn TST Properties), and therefore under the Listing Rules, Kerry Properties is a connected person of TST Properties and Sino Land.

The Sino Land Group have, during the Review Period, provided shareholders' loans to certain of their joint venture companies with the Kerry Properties Group, on a pro-rata basis in accordance with their respective shareholdings. The approximate annual amounts of the attributable portions of the shareholders' loans provided by the Sino Land Group during the Review Period are highlighted in the table below:

Nature of transactions	Joint venture parties		For the year ended 30 June 1999	2000	2001	2002	2003	2004	Listing Rules requirement
					HK$ (million)				
Shareholders' loans	Sino Land Group	Kerry Properties Group	–	–	–	–	102	–	Reporting in annual report by TST Properties and Sino Land
			–	–	–	–	129	–	
			–	–	–	–	48.3	n/a	

As the attributable portions of the shareholders' loans provided by the Sino Land Group highlighted above exceeded the applicable threshold for reporting in annual report in accordance with the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in the respective annual reports in accordance with the Listing Rules, but were inadvertently omitted. As of 31 March 2004, subsequent to the amendments of the Listing Rules being effected, as these provision of financial assistance are provided on normal commercial terms (or better) and proportional to its shareholding, they are exempted from further reporting in annual report and announcement requirements under Rule 14A.65(3)(b) of the Listing Rules.

Save as mentioned above, there were no other connected transactions between the Sino Group with any External Connected Persons identified in the Review which required reporting in annual report and announcement in accordance with the Listing Rules.

(b) Connected transactions between the TST Properties Group, the Sino Land Group and the Sino Hotels Group

By virtue of Mr. Ng Teng Fong being a substantial shareholder of TST Properties and Sino Land, and Sino Hotels being an associate of Mr. Ng Teng Fong, Sino Hotels is therefore a connected person of TST Properties and Sino Land under the Listing Rules.

Based on the findings of the Review, the following connected transactions between TST Properties, Sino Land and Sino Hotels required reporting in annual reports and announcements in accordance with the Listing Rules but were inadvertently omitted:

Provision of security guard services

Sino Security Services Limited, a wholly-owned subsidiary of Sino Land, provided security guard services to various hotels which were managed by the Sino Hotels Group. These services were provided on a cost-plus basis, in line with those provided to other independent third party customers. During the Review Period, the approximate annual aggregate amounts of the security guard service fees received by Sino Security Services Limited from the Sino Hotels Group are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Security guard service fees	n/a	n/a	1.93	1.89	1.55	1.31

As the approximate annual aggregate amounts of the security guard service fees highlighted in the table above for the four years ended 30 June 2004 in respect of security guard services provided by Sino Security Services Limited exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for Sino Hotels, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

Save as mentioned above, there were no other connected transactions between the TST Properties Group, the Sino Land Group and the Sino Hotels Group identified in the Review which required reporting in annual reports and announcements in accordance with the Listing Rules.

(c) Connected transactions of the Sino Group with the Ng Family

Based on the findings of the Review, the following connected transactions between the Sino Group and the Ng Family required reporting in an annual report and an announcement in accordance with the Listing Rules but were inadvertently omitted:

(i) Financial assistance

The Sino Group and the Ng Family have, during the Review Period, provided financial assistance, in the form of shareholders' loans and indemnities to certain of their joint venture companies, on a pro-rata basis in accordance with their respective shareholdings. The approximate annual amounts of the attributable portions of the financial assistance provided by the Sino Group to each of these joint venture companies during the Review Period are highlighted in the table below:

Nature of transactions	Joint venture parties		For the year ended 30 June 1999	2000	2001	2002	2003	2004	Listing Rules requirements
					HK$ (million)				
Shareholders' loans	Sino Land Group	Ng Family	–	–	n/a	6.4 (T)	7.6 (T)	n/a	For the amounts
			13.5 (T/S)	n/a	n/a	4.3 (T)	20.3 (T/S)	n/a	stated in the
			85.1 (T/S)	n/a	n/a	41.3 (T/S)	n/a	n/a	adjacent
			23.5 (T/S)	n/a	n/a	6.1 (T)	6.1 (T)	n/a	columns, (T)
			4.2 (T)	4.8 (T)	30.0 (T/S)	n/a	12.1 (T/S)	n/a	refers to reporting
			28.5 (T/S)	n/a	n/a	n/a	n/a	n/a	in annual report
			n/a	42.2 (T/S)	n/a	6.5 (T)	n/a	n/a	by TST Properties,
			4.9 (T)	n/a	n/a	n/a	n/a	n/a	and (T/S) refers to
			n/a	10.2 (T/S)	n/a	n/a	n/a	n/a	reporting in annual
			94.0 (T/S)	8.9 (T/S)	n/a	n/a	n/a	n/a	reports by TST
			n/a	n/a	9.8 (T/S)	10.3 (T/S)	n/a	n/a	Properties and
			98.0 (T/S)	n/a	n/a	n/a	329.3 (T/S)	n/a	Sino Land
			288.9 (T/S)	290.0 (T/S)	285.5 (T/S)	112.6 (T/S)	n/a	n/a	
			n/a	n/a	n/a	1,083.3 (T/S)	n/a	n/a	
			3.9 (T)	9.0 (T/S)	n/a	n/a	n/a	n/a	
			n/a	4.9 (T)	n/a	n/a	n/a	n/a	
Indemnities	Sino Land Group	Ng Family	–	Up to 260	–	–	–	–	Reporting in annual report by TST Properties and Sino Land
Shareholders' loans	Sino Hotels Group	Ng Family	–	n/a	29.1	n/a	n/a	–	Reporting in annual report by Sino Hotels

As the attributable portions of the financial assistance provided by the Sino Group highlighted above exceeded the applicable threshold for the reporting in annual report requirement of connected transactions under the Listing Rules for the relevant companies of the Sino Group shown in the table above, these transactions should have been subject to the reporting requirement in the respective annual reports but were inadvertently

omitted. As of 31 March 2004, subsequent to the amendments of the Listing Rules being effected, as these provision of financial assistance are provided on normal commercial terms (or better) and proportional to its shareholding, they are exempted from further reporting in annual reports, announcements and independent shareholders' approval requirements under Rule 14A.65(3)(b) of the Listing Rules.

(ii) Sharing of administrative expenses

Sino Administration Services Limited, a wholly-owned subsidiary of Sino Land, provides administrative services to the Ng Family and the Sino Group, which include office administrative support services, secretarial services, company secretarial, accounting and legal services. The sharing of administrative services are determined on the basis of: (i) gross floor area for each of the completed properties and properties under development for the Sino Land Group and the Ng Family; and (ii) an additional factor of 0.3 being applied to the gross floor area for the Sino Land Group to reflect the approximate additional administrative service costs incurred by a listed group as compared to a private company. During the Review Period, the approximate annual aggregate amounts of the administrative service fees received by Sino Administration Services Limited are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
			HK$ (million)			
Administrative service fees	84.4	93.8	85.4	58.8	47.9	49.3

As the approximate annual aggregate amounts highlighted in the table above for the five years ended 30 June 2003 and the nine months ended 31 March 2004, exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted. As of 31 March 2004, subsequent to the amendments of the Listing Rules being effected, as these sharing of administrative expenses mentioned above are determined on a cost basis which is identifiable and allocated to the parties involved on a fair and equitable basis, they are exempted from further reporting in annual report and announcement under Rule 14A.31(8) of the Listing Rules.

(iii) Construction Contracts

During the Review Period, in the ordinary and usual course of business of the Ng Family, which includes property development and investment, it has awarded the Sino Land Group, on two separate occasions, with construction contracts for certain property developments in which the Ng Family had shareholding interest. A summary of these two construction contracts and the basis of their determination are highlighted in the table below:

	Parties to the contract						
	Ng Family	% owned by the Ng Family	Sino Land Group	Nature of works	Date of letter of award	Contract sum *HK$ (million)*	Basis of determination
1.	Rich Century Investment Limited	50	Fung Yuen Construction Co., Ltd.	Interior fitting-out works for tenancy areas at NKIL5846, 12 Kai Shun Road, Kowloon Bay, Kowloon	22/8/03	58.3	At the same price as the lowest tender on a back-to-back basis
2.	Noblepark Limited	100	Fung Yuen Construction Co., Ltd.	Main contract for superstructure at RBL423, 15 Mount Cameron Road, Hong Kong	29/12/01	19.4	Cost-plus basis

As the contract sum under both of these construction contracts exceeded the applicable threshold for reporting in annual report and announcement of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(iv) Provision of building cleaning services

Best Result Cleaning Services Limited, a wholly-owned subsidiary of Sino Land, provides building cleaning services to certain buildings which were owned by the Ng Family. These services are provided on a cost-plus basis in line with terms available to

other independent third party customers. During the Review Period, the approximate annual aggregate amounts of the building cleaning service fees received by Best Result Cleaning Services Limited from the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Building cleaning service fees	10.8	10.9	14.3	15.2	14.0	14.8

As the approximate annual aggregate amounts highlighted in the table above for the six years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(v) Provision of parking lot management services

Sino Parking Services Limited, a company held as to 50% by Sino Land and 50% by the Ng Family, provides parking lot management services to properties of the Sino Land Group. These services are provided at a management fee equal to 12% on the total gross revenue from car parking operations, which is in line with the margin available to other independent third party customers taking into account the relevant risk factors. During the Review Period, the approximate annual aggregate amounts of the parking lot management service fees received by Sino Parking Services Limited from the Sino Land Group are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Parking lot management service fees	11.2	11.7	12.1	12.6	11.4	11.1

As the approximate annual aggregate amounts highlighted in the table above for the six years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(vi) Provision of estate management services

Sino Estates Management Limited, a wholly-owned subsidiary of Sino Land, provides estate management services to certain buildings owned by the Ng Family. These services provided for a manager remuneration of 0.5% of the management expenditure, which is in line with the average rate available to other independent third party customers for services of a similar nature. During the Review Period, the approximate annual aggregate amounts of the estate management service fees received by Sino Estates Management Limited from the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Estate management service fees	10.8	10.0	10.1	9.7	9.6	9.8

As the approximate annual aggregate amounts highlighted in the table above for the six years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(vii) Provision of management services

Sino Estates Services Limited, a wholly-owned subsidiary of Sino Land, provides management services to certain buildings which were owned by the Ng Family. The pricing policy for these services are determined with reference to the size and type of the buildings, which is in line with terms available to other independent third party customers. During the Review Period, the approximate annual aggregate amounts of the management service fees received by Sino Estates Services Limited from the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Management service fees	4.9	4.5	4.5	n/a	2.9	3.1

As the approximate annual aggregate amounts highlighted in the table above for the years ended 30 June 1999, 2000, 2001 and 2003 and the nine months ended 31 March 2004 respectively exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for TST Properties, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(viii) Provision of hotel management services

The Sino Hotels Group, provides hotel management services to two hotels in which the Ng Family has shareholding interest. The basis of the management fees for these two hotels were: (1) an annual management fee of HK$1 million plus an incentive fee of 10% of the amount that the actual gross operating profit ("GOP") for the fiscal year exceeds the forecast GOP in the annual business plan; and (2) an annual management fee of 2% of the annual revenue to the hotel subject to a maximum amount of HK$0.95 million. During the Review Period, the approximate annual aggregate amounts of the hotel management service fees from the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Hotel management service fees	n/a	1.93	1.86	1.70	1.58	1.72

As the approximate annual aggregate amounts highlighted in the table above for five years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for Sino Hotels, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(ix) Provision of security guard services

Sino Security Services Limited, a wholly-owned subsidiary of Sino Land, provides security guard services to buildings owned by the Ng Family. These services are provided on a cost-plus basis, which are in line with terms available to other independent third party customers. During the Review Period, the approximate annual aggregate amounts of the security guard service fees received by Sino Security Services Limited from the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Security guard service fees	14.8	16.2	20.6	23.2	20.8	20.3

As the approximate annual aggregate amounts highlighted in the table above for the six years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been

subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

(x) Lease of premises

During the Review Period, the Sino Land Group had leased premises to and from the Ng Family. All lease arrangements were negotiated on an arm's length basis and on normal commercial terms with reference to the prevailing market rental value of the particular premises. During the Review Period, the approximate annual aggregate amounts of rent received or paid by the Sino Land Group from or to the Ng Family are highlighted in the table below:

	For the year ended 30 June					
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
	HK$ (million)					
Rental received from the Ng Family	n/a	5.2	4.0	n/a	n/a	n/a
Rental paid to the Ng Family	20.0	23.1	22.1	18.8	18.2	19.4

As the approximate annual aggregate amounts of rental received by the Sino Land Group from the Ng Family for the years ended 30 June 2000 and 2001 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for TST Properties, these transactions should have been subject to reporting in annual report and announcement requirements, but were inadvertently omitted. In addition, as the approximate annual aggregate values of rental paid by the Sino Land Group to the Ng Family for the six years ended 30 June 2004 exceeded the applicable threshold for reporting in annual report and announcement requirements of connected transactions under the Listing Rules for both TST Properties and Sino Land, these transactions should have been subject to reporting in an annual report and an announcement in accordance with the Listing Rules, but were inadvertently omitted.

Save as mentioned above, there were no other connected transactions between the Sino Group and the Ng Family identified in the Review which required reporting in annual report and announcement in accordance with the Listing Rules.

WAIVERS APPLICATION

As a result of the Review and due to the on-going nature of the connected transactions identified in the Review Period of the Sino Group, the Directors are of the view that in respect of certain number of types of connected transactions identified in the Review, it is impracticable for the Sino Group, in particular, to obtain independent shareholders' approval prior to each and every occasion when such transactions are entered into. In particular, the Sino Group has

identified that in land acquisition transactions, it is usual market practice for property developers including the TST Properties Group and the Sino Land Group to make joint venture arrangements to participate in land development projects. Details of the negotiations with potential development partners and the auction/tender documents cannot be disclosed until the parties involved are committed and legally bound. As such, it is often impracticable for the TST Properties Group and the Sino Land Group to obtain independent shareholders' approval prior to the formation of joint ventures relating to major property projects. This matter is, as of the date of this circular, still under discussion by the Directors. The Directors will in due course be consulting the Stock Exchange and seeking waivers from them when considered appropriate. In respect of any waivers obtained, appropriate announcements will be made.

Whilst the Directors are of the view that certain waivers are required, the Directors recognise the importance of compliance with the Listing Rules and the importance of seeking independent shareholders' approval where required by the Listing Rules and where practicable, the Directors are considering whether, instead of seeking outright waivers from independent shareholders' approval for each and every transaction falling within the land acquisition joint venture category described above, it is appropriate to seek a general shareholders' approval for transactions of this type.

INTERNAL CONTROL PROCEDURES ON COMPLIANCE

The Sino Group has always had systems in place to identify and address connected transactions and other Listing Rules requirements; employed experienced and professional staff; and enabled staff and management to undertake on-going training in respect of Listing Rules requirements.

However, in view of what has transpired, the Sino Group are already taking measures to strengthen the current internal controls including the hiring of additional compliance personnel.

A particular structural change is the establishment of a Compliance Committee. This will comprise the Legal and Company Secretary Director, the two Heads of the Legal and Company Secretarial Department, the Compliance Officer (when in post), the Director of Development Department, Chief Executive Officer of Sino Hotels or his designated personnel, the Chief Financial Officer and heads of those departments which are not headed by any director. The Compliance Committee should regularly meet to review the latest positions regarding connected transactions, to discuss possible connected transactions in the pipeline and to review how effective the strengthened internal procedures on compliance have been. In respect of meetings of the Audit Committee held on or at about half-year end and year end respectively, the Compliance Committee should report on the question of connected persons and connected transactions with a view to:

(a) confirming that there has been full compliance with the Listing Rules or identifying any exceptions;

(b) raising for consideration any important issues that may have affected or may in the future affect the Sino Group under the Listing Rules; and

(c) in particular raising any potential difficulties that may arise because of the Listing Rules.

The Compliance Committee will have two reporting lines. A principal reporting line to the Boards, through the Legal and Company Secretary Director, who will chair the Compliance Committee. A secondary reporting line will be to the Audit Committee.

In addition, the Sino Group has already implemented the following procedures:

(a) when possible connected transactions arise, the Legal and Company Secretarial Department will as a matter of practice consult external advisers on the appropriate actions. Insofar as this appears to go beyond what is usually necessary, it will therefore be kept under review as to its necessity;

(b) the Legal and Company Secretarial Department will increase the frequency of issuing periodic reminders internally to the key executives to list out connected persons of the Sino Group and to remind them of the importance of reporting possible connected transactions to the Legal and Company Secretarial Department;

(c) likewise, the frequency with which checklists of connected persons of the Sino Group and the relevant thresholds for disclosure of connected and notifiable transactions will be provided to the Contracts Department for review (and almost certainly increased) to ensure that all future construction contracts are reviewed before approval;

(d) an increased number of seminars will be conducted internally or by professional advisers every year to the key executives including those from the Contracts Department to improve further their understanding on connected persons, connected transactions and the relevant requirements in accordance with the Listing Rules;

(e) designated executives of the Company Secretarial Department will monitor on a daily basis announcements of other listed companies and authorities to ensure their knowledge and understanding of current developments are entirely up-to-date;

(f) representatives from the Legal and Company Secretarial Department will attend an increased number of external seminars and training courses to update any future changes in the Listing Rules;

(g) special surveys or studies will be conducted by the Internal Audit Department to further improve the office procedures and systems to prevent any possible oversight of future connected transactions; and

(h) the Internal Audit Department will conduct more frequent audits on the Contracts Department to ensure that the procedures relating to connected transactions are properly followed.

In particular, with respect to identifying and treating possible connected transactions in accordance with the Listing Rules in the future, the Sino Group will have the following procedures in place:

(a) each head of department within the Sino Group shall complete checklists in respect of all potential transactions. Such checklists shall contain a requirement to consider whether there may be any implications under the Listing Rules on connected transactions. In completing the checklists, each head of department is expected to be fully familiar with and understand the Listing Rules on connected transactions and make reference to the latest information contained in the database of connected persons and connected transactions maintained by the Legal and Company Secretarial Department and accessed by all Directors and heads of department. The completed checklists will be submitted to the Legal and Company Secretarial Department before entering into the proposed transactions. The Legal and Company Secretarial Department will review the checklists and further check whether the proposed transactions will give rise to any implications under the Listing Rules on connected transactions;

(b) if there is any doubt at all as to whether a proposed transaction is or may be a connected transaction, the matter must be raised with the Legal and Company Secretarial Department, who must then report the matter to the Directors, together with their recommendations and advice. Wherever necessary, advice must be sought from external lawyers or financial advisers with expertise in the Listing Rules;

(c) every time external lawyers or financial advisers are retained in connection with a new transaction, or a variation or restructuring of an existing transaction, written instructions will be provided requiring them to consider whether there may be any implications under the Listing Rules; and

(d) under the supervision of the Compliance Committee referred to above, the Legal and Company Secretarial Department will proactively monitor and ensure that all departments will comply with the above procedures.

THE RECOMMENDATIONS OF THE JOINT INDEPENDENT COMMITTEE

The Joint Independent Committee has been asked to conduct the Review. Commerzbank has been appointed as the independent financial adviser to the Joint Independent Committee to issue an opinion on: (i) the Non De Minimis Construction Contracts; (ii) the Honey Lake Acquisition; and (iii) the Review. The letter to the Shareholders from the Joint Independent Committee containing its recommendation on: (i) the Non De Minimis Construction Contracts; (ii) the Honey Lake Acquisition; and (iii) the Review is set out on page 29 to page 31 of this circular.

Having regard to the letter of opinion of Commerzbank, which is set out on page 32 to page 57 of this circular, the Joint Independent Committee is of the opinion that:

(a) the Non De Minimis Construction Contracts and the Honey Lake Acquisition were entered into: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole; and

(b) the connected transactions of the Sino Group during the Review Period identified in the Review which were only subject to reporting in annual report and announcement requirements in accordance with the Listing Rules which were not complied with were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and Sino Hotels and their respective shareholders as a whole.

ADDITIONAL INFORMATION

The Stock Exchange has indicated that it reserves its right to take action as appropriate under the Listing Rules against the Sino Group and the Directors in respect of the breaches.

Yours faithfully,
By order of the Board of
Tsim Sha Tsui Properties Limited,
Sino Land Company Limited and
Sino Hotels (Holdings) Limited
Robert NG Chee Siong
Chairman

Tsim Sha Tsui Properties Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 247)

Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 83)

Sino Hotels (Holdings) Limited
(An exempted company incorporated in the Cayman Islands with limited liability)
(Stock Code: 1221)

16 August 2004

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTIONS

We refer to the circular dated 16 August 2004 of TST Properties, Sino Land and Sino Hotels (the "Circular"), of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

1. INTRODUCTION

We, being the independent non-executive directors of TST Properties and Sino Land and two out of the three independent non-executive directors of Sino Hotels, have been asked by the Boards to: (i) advise the Shareholders as to whether, in our opinion, the Non De Minimis Construction Contracts and the Honey Lake Acquisition are fair and reasonable and in the interests of TST Properties and Sino Land and their respective Shareholders as a whole; and (ii) conduct the Review of whether there were any connected transactions of the Sino Group with their respective connected persons which were not treated as they should have been under the Listing Rules.

We wish to draw your attention to: (i) the letter from the Board as set out on pages 5 to 28 of the Circular which contains details of the Construction Contracts, the Honey Lake Acquisition and the material findings of the Review; and (ii) the letter of advice from Commerzbank as set out on pages 32 to 57 of the Circular which contains its advice in respect of the Non De Minimis Construction Contracts, the Honey Lake Acquisition, and the bases of determination of the terms and conditions of the connected transactions of the Sino Group with its connected parties during the Review Period identified in the Review which were only subject to reporting in annual report and announcement requirements in accordance with the Listing Rules which were not complied with.

2. RECOMMENDATION

(a) Non De Minimis Construction Contracts and Honey Lake Acquisition

Having taken into account the advice of Commerzbank, we consider that the Non De Minimis Construction Contracts and the Honey Lake Acquisition were all entered into: (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than the terms available to or from (as appropriate) independent third parties, and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole.

(b) Review

On the basis of the contents of the letter from the Board, in our opinion, it appears that the Review has been fully and properly carried out: (i) we are satisfied that the Review has identified so far as reasonably practicable all connected transactions of the Sino Group during the Review Period; and (ii) we have been advised by Sino Group's and the Boards' legal advisers that the material changes to the Listing Rules since 1989 relating to connected transactions have been identified by the Sino Group to the best of the belief of the legal advisers.

Having taken into account the advice of Commerzbank, we consider that the connected transactions of the Sino Group during the Review Period identified in the Review which were only subject to reporting in annual report and announcement requirements in accordance with the Listing Rules which were not complied with were all entered into: (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of the Sino Group and their respective shareholders as a whole.

In order to strengthen the current internal control procedures, in addition to the matters described under the heading "Internal Control Procedures On Compliance" in the letter from the Board set out on pages 25 to 27 of the Circular, we recommend that the Sino Group should adopt written compliance procedures and we understand that substantial work has been done already to prepare these procedures so far as they relate to compliance with Chapter 14A of the Listing Rules on connected transactions.

Going forward, there should be periodic consultation between senior representatives of the Legal and Company Secretarial Departments of the Sino Group and the Listing Division of the Stock Exchange.

As stated in the section headed "Internal Control Procedures on Compliance" in the letter from the Board, the Sino Group will establish a Compliance Committee to review the latest positions regarding connected transactions, to discuss possible connected transactions in the pipeline and how effective the strengthened internal procedures on compliance have been. We welcome the establishment of the Compliance Committee and we recommend that the terms of reference of the Audit Committees of the Sino Group be expanded such that the Compliance Committee (once established) will report to the Audit Committees which will, in turn, report to the Boards.

Yours faithfully,
For and on behalf of
the Joint Independent Committee
Ronald Joseph Arculli **Paul Cheng Ming Fun**
Independent non-executive Directors

德 國 商 業 銀 行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

16 August 2004

To the Joint Independent Committee

Dear Sir or Madam

CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Joint Independent Committee in respect of the Non De Minimis Construction Contracts, the Honey Lake Acquisition and certain connected transactions identified during the Review conducted by the Joint Independent Committee, with the assistance of external advisers. Details of the connected transactions, amongst other things, are set out in the circular dated 16 August 2004 (the "**Circular**") of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

On 25 June 2004, the respective boards of directors of TST Properties and Sino Land jointly announced (the "**Announcement**") that during the ordinary and usual course of business of Sino Land, it had come to the attention of the directors of TST Properties and Sino Land that the Listing Rules were not complied with in respect of certain of the connected transactions.

Besides making the announcement, TST Properties and Sino Land have, upon becoming aware of such non-compliance, voluntarily informed and submitted the relevant information regarding the Non De Minimis Construction Contracts and the Honey Lake Acquisition to the Stock Exchange. In addition, the Joint Independent Committee has been established initially to conduct a comprehensive review of the current situation and steps are being taken to further strengthen each of TST Properties and Sino Land's compliance system. Both members of the Joint Independent Committee, being also the independent non-executive directors of Sino Hotels, considered it also necessary, for the purpose of completeness, that the scope of this review be extended to the connected transactions of the Sino Hotels Group with their respective connected persons.

Our role as the independent financial adviser to the Joint Independent Committee is to give our opinion as to whether the terms of the connected transactions were carried out (i) in the ordinary and usual course of the TST Properties Group's, the Sino Land Group's and Sino Hotels Group's businesses; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to and from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable in so far as the TST Properties Group, the Sino Land Group, the Sino Hotels Group and their respective shareholders were concerned.

In formulating our advice, we have relied on the information and facts supplied to us by TST Properties, Sino Land and Sino Hotels. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. We have also relied on the representations of TST Properties, Sino Land and Sino Hotels that having made all reasonable enquiries and careful decisions, and to the best of their knowledge and belief, there is no other material fact or representation, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by TST Properties, Sino Land and Sino Hotels, and for which they are wholly responsible, are true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the terms of the connected transactions and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances, which would render the information and the representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by TST Properties, Sino Land and Sino Hotels, nor have we conducted any independent in-depth investigation into the business and affairs of the TST Properties Group, the Sino Land Group and the Sino Hotels Group.

PRINCIPAL FACTORS CONSIDERED

In assessing the connected transactions and giving our independent financial advice to the Joint Independent Committee, we have taken into account the following principal factors and reasons of the connected transactions:

A. BACKGROUND

1. TST Properties Group and the Sino Land Group

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, share investment and dealing, financing and management services. The core business of the Sino Land Group is property development for sale and investment. Complementing the core business activities, the Sino Land Group also engages in a range of property development-related activities, including building construction, property management, car park operations and management, cleaning services and security and other customer services.

2. Sino Hotels

Sino Hotels is an investment holding company and its principal business includes hotel investment, hotel management and club management.

3. China Overseas Group

China Overseas Group has extensive experience in the building construction industry, with business scope covering construction and contracting, property development, infrastructure investment, property management, construction consultancy and supervision, architectural design consultancy in Hong Kong, the PRC and Macau.

In the construction sector, the China Overseas Group has completed over 600 projects in Hong Kong, the PRC and Macau. Moreover, it has undertaken many mega-size projects in Hong Kong, including the Chek Lap Kok new airport passenger terminal, Disney Park infrastructure and the West Kowloon Reclamation. China Overseas Group has an extensive property development business in the PRC, operating under the brand-name "China Overseas Property", with presence in, *inter alia*, Beijing, Shanghai, Guangzhou, Shenzhen and Nanjing.

4. Kerry Properties

Kerry Properties is a leading property company in Hong Kong which has built up a large and well balanced portfolio of assets in Hong Kong and the PRC, focusing on top quality residential and commercial properties in prime locations, strategically located logistics centres and warehouses, key infrastructure projects and providing a comprehensive and efficient management service for its customers and tenants.

B. NON DE MINIMIS CONSTRUCTION CONTRACTS

1. Overall tender policy and terms of the Non De Minimis Construction Contracts

As set out in the Announcement, Sino Land has awarded the China Overseas Group with the Non De Minimis Construction Contracts for certain property developments of Sino Land since June 1990. Prior to 23 July 2004, the China Overseas Group was a substantial shareholder of the COSL Joint Ventures, which were non-wholly owned subsidiaries of TST Properties and Sino Land, and therefore under the Listing Rules, China Overseas was a connected person of TST Properties and Sino Land.

Set out below is a summary of the Non De Minimis Construction Contracts which required reporting in annual reports, announcements and respective independent shareholders' approval of TST Properties and Sino Land, where appropriate, as at the time of the transactions:

	Sino Land Group	Date of Letter of Award or Letter of Intent	Contract Sum *HK$ (million)*	Listing Rules Requirements not complied with: Sino Land	Listing Rules Requirements not complied with: TST Properties
1.	Full Fair Ltd.	25 March 2004	569	Announcement	Announcement & independent shareholders' approval
		13 May 2004	5.3	Announcement	Announcement & independent shareholders' approval
2.	Active Success Development Ltd.	22 November 2003	654.9	Announcement	Announcement & independent shareholders' approval
3.	Grand Creator Investment Ltd.	2 June 2003	1,180	Reporting in annual report, announcement & independent shareholders' approval	Reporting in annual report, announcement & independent shareholders' approval
4.	Kingdom Investment Ltd.	3 June 2002	517.5	Reporting in annual report & announcement	Reporting in, annual report, announcement & independent shareholders' approval
5.	Allways Success Development Ltd.	11 June 1990 and 30 July 1990	335	Reporting in annual report, announcement & independent shareholders' approval	Reporting, annual report, announcement & independent shareholders' approval

In considering the overall fairness and reasonableness of the Non De Minimis Construction Contracts, we have reviewed and discussed with the management of TST Properties and Sino Land the overall tender policies and terms of the Non De Minimis Construction Contracts to assess whether the Non De Minimis Construction Contracts were entered into on an arm's length basis and on normal commercial terms that were fair and reasonable in so far as the TST Properties Group, the Sino Land Group and the respective shareholders of the TST Properties Group and the Sino Land Group were concerned.

To render our opinion, we have reviewed and discussed with the management of TST Properties and Sino Land (i) the overall tender policies of TST Properties and Sino Land; (ii) the work instructions; and (iii) the internal memoranda in respect of each of the Non De Minimis Construction Contracts, recording management's recommendation and justification in respect of each of the Non De Minimis Construction Contracts.

We have discussed with the directors of TST Properties and Sino Land and understand that all construction contracts within the TST Properties Group and the Sino Land Group are awarded to contractors by way of tender. We note that the TST Properties Group and the Sino Land Group have in place a stringent procedure for awarding contracts. Written tender procedures have been in place since October 1997, which are subject to periodic review by the management. Revised tender procedures are set out as work instruction memo for circulation to all relevant working parties within the TST Properties Group and the Sino Land Group. In this connection, the management is of the view that written procedures provide a clear framework for employees to adhere to, thereby ensuring a transparent tender procedure system within the TST Properties Group and the Sino Land Group.

We have reviewed the latest version of the work instruction dated 4 March 2003 of TST Properties and Sino Land. Set out below is a simplified flow chart setting out the tenderer selection process prior to awarding a construction contract to the successful bidder:


Approved Tenderers List
Pre-qualification/ Tenderers Selection
Invitation to Tenderer
Tender Analysis
Prepare 1st Tender Report and Presentation to Tender Review Committee
Contract Price Negotiation
Recommendation to Award: Prepare 2nd Tender Report
Contract Award
Letter of Intent
And
Letter of Award

We have reviewed the tender procedures and have discussed with the management the operation of the tender process.

(i) Approved tenderer list

TST Properties and Sino Land only award construction contracts to tenderers on their approved tenderer list. The TST Properties Group and the Sino Land Group currently have over 135 approved tenderers on the list for foundation work, construction of superstructure work and mechanical and electrical work, in which China Overseas is one of them. We have been informed by the management that China Overseas has been involved in TST Properties and Sino Land's project since 1985 and has never been removed or suspended for bidding construction contracts by the TST Properties Group or the Sino Land Group.

Set out below is the total contract sums awarded by the TST Properties Group and the Sino Land Group and the total contract sums awarded to China Overseas for the six years ended 30 June 2004, which information is prepared by the management of TST Properties and Sino Land:

	1999	**2000**	**2001**	**2002**	**2003**	**2004**
			HK$ (million)			
Total contract sum	425	450	1,489	766	1,984	1,273
Total contract sum awarded to China Overseas	0	51	0	518	1,268	1,224
% awarded to China Overseas	0%	11%	0%	68%	64%	96%
% awarded to China Overseas excluding prime cost sums	0%	11%	0%	47%	44%	75%

Based on the above table, for the six years ended 30 June 2004, the total contract sum awarded to China Overseas represented approximately 0%, 11%, 0%, 68%, 64% and 96% respectively of the total contract sum awarded by TST Properties and Sino Land to their contractors. The total contract sum awarded to China Overseas included prime cost sums which were contract sums for specialist work or services executed by nominated sub-contractors or for materials or goods to be obtained from nominated suppliers. If the prime cost sums were excluded from the total contract sum awarded to China Overseas, the percentage of the total contract sum awarded to China Overseas would have been 0%, 11%, 0%,

47%, 44% and 75% respectively for the six years ended 30 June 2004. The directors of TST Properties and Sino Land consider that the Non De Minimis Construction Contracts awarded to China Overseas after the tender procedures of TST Properties and Sino Land had been fully and properly followed and complied with.

(ii) Tenderer selection

Prior to awarding construction contracts to contractors, TST Properties and Sino Land will invite a sufficiently broad spectrum of tenderers not less than the minimum number of tenderers prescribed in the work instruction, which are already on the approved tenderer list of TST Properties and Sino Land, to submit tender proposals for the project. We note that this list of approved tenderers is subject to revision once every six months, in January and July every year. A performance review will be conducted upon the completion of each project, in which TST Properties and Sino Land will decide whether they are satisfied with the performance of the contractors. Contractors, if any, with poor performance are not allowed to tender or suspended from bidding for the TST Properties Group or the Sino Land Group's projects for a certain period of time. We have discussed with the management and note that initial selection and invitation for tenderers depends on the factors including the nature of the project, track records and financial capability of the tenderers.

(iii) Tender analysis

Upon receiving the tenders, the responsible officers from the relevant award team commence analysis on the tender submitted by each respective tender. The team then prepares the first tender report for presentation to the tender review committee (the "**TRC**") for discussion. The TRC comprises of five members including the senior management of TST Properties and Sino Land. The TRC finally shortlists at least three lowest bid tenderers to proceed to further contract negotiation.

(iv) Contract negotiation

We are advised by the management that at least two members from the TRC (the "**Negotiators**") will conduct contract negotiation with the shortlisted tenderers. During contract negotiation process, we note that responsible officers mentioned in (iii) above will also be participating. Subsequent to all interviews and negotiation, the second tender report is to be jointly recommended by the general manager of the relevant award team and the Negotiators to the executive director in-charge and top management of TST Properties and Sino Land. We understand from the management that this joint approval process is to ensure fairness and transparency of the recommendation.

We are advised by the management that in determining the successful bidder for each project, apart from the best offer in terms of monetary value, the TRC also takes into consideration the following factors:

(a) the final contract sum quoted and the anticipated duration of the contract;

(b) the nature of the project and the relevant past experience; and

(c) the financial capability of the tenderer.

(v) Letter of Award

After obtaining top management's approval on the final recommended tenderer, a letter of intent will normally be issued to the successful bidder within two weeks upon receiving approval by the top management, followed by a letter of award for the project.

2. Reasons for the co-operation with China Overseas on the Non De Minimis Construction Contracts

As set out in the Announcement, the directors of TST Properties and Sino Land considered that the Non De Minimis Construction Contracts awarded were (i) in the ordinary and usual course of business of the TST Properties Group and the Sino Land Group; (ii) on an arm's length basis; (iii) on normal commercial terms; and (iv) on terms no less favourable to TST Properties and Sino Land than terms available to and from (as appropriate) independent third parties. In addition, the directors of TST Properties and Sino Land confirmed that TST Properties and Sino Land do not hold any shares in China Overseas and do not have any representation on the board of directors of China Overseas, and vice versa. The three joint venture companies between the TST Properties Group, the Sino Land Group and China Overseas Group (which are now wholly-owned subsidiaries of the TST Properties Group and the Sino Land Group) represent approximately 0.038% and 0.013% of the net asset value of TST Properties and Sino Land respectively as at 31 December 2003.

We have reviewed internal memoranda in respect of the five Non De Minimis Construction Contracts which required respective announcement and independent shareholders' approval of TST Properties and Sino Land, where appropriate, as set out in part B (1) of our letter. We note that, for four out of the five Non De Minimis Construction Contracts, China Overseas was the lowest price tenderer among the shortlisted tenderers. For the remaining construction contract, China Overseas was the second lowest tenderer among the five shortlisted tenderers. The lowest tenderer was not chosen because the management was concerned about their lack of proven experience in handling sizeable projects on their own and their financial capability which outweighed the difference in contract sum quoted by the lowest tenderer.

Given that (i) each of the Non De Minimis Construction Contracts was awarded after a highly competitive tender and negotiation process; (ii) a stringent approval process involving senior management and technical officers was followed in each case; and (iii) the directors' confirmation that the Non De Minimis Construction Contracts awarded to China Overseas were in the ordinary and usual course of business on an arm's length basis and were on normal commercial terms no less favourable than those granted to independent third parties, we concur with the view of the directors of TST Properties and Sino Land that China Overseas has not been afforded any preferential treatment whatsoever in connection with the Non De Minimis Construction Contracts as evidenced by the occasions when China Overseas was unsuccessful or did not tender or not invited to tender.

C. HONEY LAKE ACQUISITION

1. Background

As disclosed in the Announcement, the Sino Land Group and the China Overseas Group jointly participated in the Honey Lake Acquisition in respect of the land use right of a property in Shenzhen, PRC through a public auction. The land was acquired by Shenzhen Sheng Huei (the "**JV**"), a 50:50 joint venture company of the Sino Land Group and the China Overseas Group. The aggregate consideration for the Honey Lake Acquisition was RMB950 million (approximately HK$893.95 million), which was the bid price offered by Sino Land and China Overseas in the public auction. Sino Land Group's 50% equity interest in the sum of RMB475 million (approximately HK$446.98 million) was funded by internal resources.

2. Outlook of the Shenzhen property market

In assessing whether the Honey Lake Acquisition is fair and reasonable in so far as the TST Properties Group and the Sino Land Group are concerned, we have reviewed industry and market data on the Shenzhen property market. We note from recent research reports that property market in Shenzhen remains a growing trend notwithstanding the PRC Government's recent macro restriction. The market demand for real estate property in Shenzhen was active in the second half of 2003 following the momentum provided by the implementation of 24-hour boundary crossing policy between Hong Kong and Shenzhen, the signing of the Closer Economic Partnership Agreement and the increasing effort of the Shenzhen Municipal Government to increase the land supply for market readjustment purpose. Comparing the first five months of 2004 against the same period in 2003, the total property development and investment in Shenzhen grew by 8.1% year-on-year. With the rapid economic growth in Shenzhen, the demand for residential property has increased tremendously. According to statistics from the Shenzhen Land Resources And Housing Administration Bureau, we note that in Futian, the zone where the Honey Lake is located, the new residential supply is insufficient to meet domestic demand in general. The Honey Lake area, in particular, has registered continuous increases in residential property prices for the last three years.

3. Reasons for and benefits of the Honey Lake Acquisition

As set out in the Circular, the directors of TST Properties and Sino Land consider the Honey Lake Acquisition a good investment opportunity in the PRC for Sino Land and it also helps to build up its land bank for development purposes. Pursuant to the latest annual report of Sino Land, we note that Sino Land has recently completed its first development in the PRC. Moreover, we have been informed by the directors of TST Properties and Sino Land that currently, apart from the aforementioned Honey Lake Acquisition, Sino Land has no land bank in Shenzhen. We concur with the directors' view that the Honey Lake Acquisition was a good investment opportunity in the PRC for Sino Land and it also helped to build up its land bank in Shenzhen for development purposes in view of the positive outlook of the Shenzhen property market.

We understand from the directors of TST Properties and Sino Land that the TST Properties Group and the Sino Land Group have previous business co-operation with the China Overseas Group for more than a decade. In view of the China Overseas Group's experience and good reputation in the PRC property market, the directors of TST Properties and Sino Land decided to jointly participate in the Honey Lake Acquisition with the China Overseas Group. Moreover, taking into consideration the size of the Honey Lake Acquisition, we understand from the directors of TST Properties and Sino Land that it would be in the interest of Sino Land to participate in the development of a large-scale residential and commercial development with China Overseas which has presence in Shenzhen for more than 10 years. Given Sino Land has no extensive experience in the PRC property development market, in particular Shenzhen, we concur with the view of the directors of TST Properties and Sino Land that joint development with China Overseas would be in the interest of Sino Land. Moreover, given that China Overseas is a building contractor and a reputable property development company in the PRC, the directors of TST Properties and Sino Land are confident that each of Sino Land and China Overseas can leverage on its respective strength in property development and building construction, thereby enhancing the overall value of the JV project.

4. Terms of Shenzhen Sheng Huei

We note that land auction is one of the methods used by the PRC Government in the disposition of land. The Honey Lake Acquisition was awarded by the Shenzhen Municipal Government as a result of the successful bid jointly offered by the Sino Land Group and the China Overseas Group in a public auction. The aggregate consideration for the Honey Lake Acquisition was paid by the Sino Land Group and the China Overseas Group on a 50:50 basis.

As set out in the Announcement, we note that the JV is the purchaser of the Honey Lake Acquisition, in which each of Sinoland China and China Overseas Property holds 50% of the JV. Pursuant to the JV contract, we note that the JV is for a period of 10 years, and the business is real estate development and operation of the Honey Lake Acquisition.

We have further reviewed the land use right transfer contract of the Honey Lake Acquisition dated 30 April 2004 and note that the land use right is for a period of 70 years, commencing from 25 August 2003 to 24 August 2073.

5. Financial impact on TST Properties and Sino Land

We have assessed the financial impacts of the Honey Lake Acquisition on the Sino Land Group based on the latest interim report of the Sino Land Group for the six months ended 31 December 2003.

The directors of TST Properties and Sino Land have confirmed to us that the equity interests in the JV will be equity accounted for in the financial statements of the Sino Land Group and would not have any material impact on the Sino Land Group's profit and loss account immediately following completion of the Honey Lake Acquisition.

As set out in the Circular, the attributable portion of the aggregate consideration for the Honey Lake Acquisition of RMB950 million (approximately HK$893.95 million) in the sum of RMB475 million (approximately HK$446.98 million) was fully satisfied by Sinoland China on 23 April 2004 and was funded by internal resources of Sino Land. Pursuant to the latest interim report of Sino Land, we note that as at 31 December 2003, Sino Land Group had cash and cash equivalent of approximately HK$1,956 million, which was sufficient to fund the Honey Lake Acquisition consideration in the sum of approximately HK$446.98 million. As the Honey Lake Acquisition was financed entirely by internal resources, neither new shares were issued nor external funding was raised. In this connection, there is no dilution effect on the shareholders in connection with their shareholdings in Sino Land. Moreover, there is no material impact on the gearing level of Sino Land Group.

Sino Land is a subsidiary of TST Properties, which as at the Latest Practicable Date, owns approximately 50.06% equity interest in Sino Land. As the consolidated financial statements of TST Properties incorporate the financial statements of Sino Land, the Honey Lake Acquisition has no material financial impact on TST Properties.

D. THE REVIEW BY THE JOINT INDEPENDENT COMMITTEE

The Joint Independent Committee comprising Messrs Ronald Joseph Arculli and Paul Cheng Ming Fun, independent non-executive directors of TST Properties, Sino Land and Sino Hotels was established to conduct a comprehensive review of whether there were any connected transactions of the TST Properties Group, the Sino Land Group and the Sino Hotels Group with their respective connected persons which were not treated as they should have been under the Listing Rules.

The Joint Independent Committee was asked, with the assistance of external advisers, to conduct a comprehensive review of the connected transactions which the Sino Group might have entered into with their connected persons which may have required reporting in the annual reports, announcements and, where applicable, independent shareholders' approval in accordance with the Listing Rules which were not complied with.

We, as independent financial adviser, are requested to opine on the following connected transactions for the relevant period during the six years to the Latest Practicable Date where the annual aggregate values of the respective connected transactions exceeded the applicable threshold for reporting under the Listing Rules for the Sino Group which were not complied with (the "**Period**"):

(i) individual connected transactions identified in the Review which were subject to independent shareholders' approval in accordance with the Listing Rules which were not complied with; and

(ii) the bases of determination of the terms and conditions of the connected transactions which were only subject to reporting in the annual reports and, where applicable, announcement requirements in accordance with the Listing Rules which were not complied with.

E. OVERALL PRICING POLICIES AND TERMS OF THE CONNECTED TRANSACTIONS

In considering the fairness and reasonableness of the connected transactions, we have reviewed and discussed with TST Properties, Sino Land and Sino Hotels on the bases of the terms of the connected transactions.

If the concerned parties of the connected transactions were service providers which also provided similar services to other independent third party customers, we have compared the terms of the transactions which they entered into with the independent third party customers. The comparison is based on a sample review of certain service contracts entered into between the service providers and the connected parties and those with other independent third party customers. We have also reviewed the gross profit margin of the transactions entered into with connected parties and those with independent third parties provided by the management, whenever practicable. If the service providers did not provide any service to other independent third party customers, we have compared the terms of the service contracts with those of similar nature in the relevant industries.

Set out below is a summary on the details of the connected transactions and the bases of determination of the terms and conditions of the connected transactions.

1. Connected transactions of the Sino Group with the Ng Family

(i) Subject to independent shareholders' approval

Based on the findings of the Review, there were no connected transactions between the Sino Group and the Ng Family which required independent shareholders' approval in accordance with the Listing Rules which were not complied with.

(ii) Subject to reporting in annual reports and announcements

Category	Services provider	Customer	Bases of transactions
Administrative services	Sino Administration Services Limited (wholly-owned subsidiary of Sino Land)	Ng Family and Sino Land	The directors confirmed that the administrative services were provided to the Ng Family and Sino Land in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The principal activities of Sino Administration Services Limited are to provide administrative support to Sino Land, Ng Family, Sino Hotels and TST Properties. During the Period, approximately 98% of Sino Administration Services Limited's expenses are shared by the Ng Family and Sino Land. The remaining expenses are reimbursed from TST Properties and Sino Hotels. The allocation of expenses between Sino Land and the Ng Family are determined on the basis of: (i) gross floor area for each of the completed properties and properties under development for the Sino Land Group and the Ng Family; and (ii) an additional factor of 0.3 being applied to the gross floor area for the Sino Land Group to reflect the approximate additional administrative services costs incurred by a listed group as compared to a private company. The additional factor of 0.3 being applied to the gross floor area for the Sino Land Group was mainly due to additional resources required by Sino Land for services including company secretarial, accounting and regulatory reporting as a listed company. The expense allocation ratio to Sino Land for the Period based on gross floor area before and after the additional factor of 0.3 adjustment was in the range of 57% to 73% and 64% to 78% respectively. We consider the sharing of expenses among the Ng Family and Sino Land based on gross floor area is fair and reasonable as both of them are engaged in the property development sector.

Category	Services provider	Customer	Bases of transactions
Management contractor services for the interior fitting-out works at Kai Shun Road at Kowloon Bay	Fung Yuen Construction Co Ltd (wholly-owned subsidiary of Sino Land)	Rich Century Investment Ltd (50% owned by Sino Land 50% owned by the Ng Family)	The directors confirmed that the management contractor contract was entered into in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties and Sino Land than terms available to independent third parties. The contract was awarded to an independent contractor who was the lowest price tenderer among five shortlisted tenderers. As the final bidder was a new contractor to Rich Century Investment Ltd, the company engaged Fung Yuen Construction Co Ltd as the management contractor who signed a contract with the lowest tenderer on a back-to-back basis save for the obligations to pay directly to sub-contractors. The management advised that this arrangement was to ensure that the quality of work would meet the required standard and job would be completed on time to hand over to the government. We consider that the engagement of Fung Yuen Construction Co Ltd as management contractor to ensure the quality of the work was in the interest of Sino Land as the property was 50% owned by Sino Land.
Construction services in respect of Mount Cameron Road	Fung Yuen Construction Co Ltd (wholly-owned subsidiary of Sino Land)	Noblepark Limited (wholly-owned subsidiary of the Ng Family)	The directors confirmed that the construction contract was entered into in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties and Sino Land than terms available to independent third parties. The contract was awarded to Fung Yuen Construction Co Ltd other than the two shortlisted tenderers because the two tenders finally submitted were above the budget of Noblepark Limited. Noblepark Limited negotiated with Fung Yuen Construction Co Ltd on a cost-plus basis at a profit margins which is within the range of normal profit margin in the construction industry for this kind of project.
Building cleaning services	Best Result Cleaning Services Limited (wholly-owned subsidiary of Sino Land)	Ng Family	The directors confirmed that the services provided to the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The services were provided on a cost-plus basis and was in line with those provided to other independent third party customers. We considered that the profit margin for services provided to the Ng Family was in line with the profit margin for services provided to independent third parties for the Period.

Category	Services provider	Customer	Bases of transactions
Parking lot management services	Sino Parking Services Limited (50% owned by Sino Land & 50% owned by the Ng Family)	Sino Land and Ng Family	The directors confirmed that these services provided to Sino Land and the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The services were provided to Sino Land and the Ng Family on identical terms at a management fee of 12% based on the total gross revenue from car parking operations, which was in line with the margin that it charged to other independent third party customers taking into account the relevant risk factors.
Estate management services	Sino Estates Management Ltd (wholly-owned subsidiary of Sino Land)	Ng Family	The directors confirmed that these services provided to the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. During the Period, Sino Estates Management Ltd received its manager remuneration at 0.5% of the management expenditure, which was approximately the average rate the company charged to its independent third party customers for services of similar nature.
Management services	Sino Estates Services Limited (wholly-owned subsidiary of Sino Land)	Ng Family	Management services were consultancy services which were not covered in the estate management services agreement such as IT, accounting services and maintenance services. The directors confirmed that these services provided to the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The pricing of the services was determined with reference to the size and type of the buildings, which was in line with those provided to independent third parties.

Category	Services provider	Customer	Bases of transactions
Hotel management services	R. P. Hotel Limited (wholly-owned subsidiary of Sino Hotels)	Ng Family	The directors confirmed that the services provided were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable than terms available from Sino Hotels to independent third parties. R. P. Hotel Limited received an annual management fee of HK$1 million plus an incentive fee of 10% of the amount that the actual gross operating profit ("GOP") for the fiscal year exceeds the forecast GOP in the annual business plan. Although R. P. Hotel Limited has no third party customer, we considered that the terms of the hotel management contract were on normal commercial terms and were in line with those of the industry practice in Hong Kong.
Hotel management services	Island Pacific Hotel Limited (wholly-owned subsidiary of Sino Hotels)	Ng Family	The directors confirmed that these services provided to the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable than terms available from Sino Hotels to independent third parties. Under the hotel management agreement, Island Pacific Hotel Limited received a management fee of 2% based on the hotel revenue subject to a maximum amount of HK$950,000 per annum. Although Island Pacific Hotel Limited has no other third party customer, we note that the terms of the hotel management agreement were on normal commercial terms and were in line with those of the industry practice in Hong Kong.
Security guard services	Sino Security Services Limited (wholly-owned subsidiary of Sino Land)	Ng Family	The directors confirmed that the services provided to the Ng Family were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. These services were provided on a cost-plus basis, the same basis on which they provided services to other independent third party customers. We considered that the profit margin of the services provided to the Ng Family was in line with those provided to other independent third party customers.

Category	Lender/ Indemnifier	Borrower	Bases of transactions
Lease of premises	Sino Land Group Ng Family	Ng Family Sino Land Group	The directors confirmed that the leasing of premises were undertaken in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. All leasing arrangements between Sino Land Group and the Ng Family were negotiated with reference to the prevailing market rental value of the particular premises.

(iii) Subject to reporting only

Provision of indemnity	Sino Land	Pacific Palisades Funding Ltd (20% owned by Sino Land & 80% owned by the Ng Family)	The directors confirmed that the indemnity was provided to Pacific Palisades Funding Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The indemnity was provided in January 2000 for refinancing the redemption of the notes issued by Pacific Palisades Funding Ltd and last for a period of six years. The indemnity was provided on a several (and not a joint and several) basis in proportion to the shareholders' holdings in Pacific Palisades Funding Ltd. We consider that the terms of the indemnity were in line with the market practice and were on normal commercial terms.

Category	Lender/ Indemnifier	Borrower	Bases of transactions
Provision of shareholders' loan	Manigreat Company Ltd (wholly-owned subsidiary of Sino Land)	Minard Investment Ltd (50% owned by Sino Land & 50% owned by the Ng Family)	The directors confirmed that the loan was provided to Minard Investment Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The shareholders loans were provided by Sino Land and the Ng Family in proportion to their respective equity interest in Minard Investment Ltd. The purpose of the loans was to finance the investment in an associate which is involved in real estate e-commerce and other related businesses. The shareholders loans were unsecured, interest free with no definite repayment term. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loan were in line with the market practice and were on normal commercial terms, in particular, the shareholders loans were provided by Sino Land and the Ng Family in proportion to their respective equity interest in Minard Investment Ltd.

Category	Lender/ Indemnifier	Borrower	Bases of transactions
Provision of shareholders' loan	Active Finance Ltd (wholly-owned subsidiary of Sino Hotels)	Regent Step Investment Ltd (25% owned by Sino Hotels & 75% owned by the Ng Family)	The directors confirmed that the loan was provided to Regent Step Investment Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The shareholders loans were provided by Sino Hotels and the Ng Family in proportion to their respective equity interest in Regent Step Investment Ltd. The purpose of the loans was to finance the loan on-lent to Bestown Property Ltd which was 25% owned by Sino Hotels. The shareholders loans were unsecured, interest bearing with no definite repayment term. Interest rate was determined annually by the lender and the borrower, following arm's length discussion, with reference to the borrower's average cost of fund in the preceding year plus a margin. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loan were in line with the market practice and were on normal commercial terms, in particular, the shareholders loans were provided by the shareholders in proportion to their respective equity interest in Regent Step Investment Ltd.

Category	Lender/ Indemnifier	Borrower	Bases of transactions
Provision of 15 shareholders' loans	Sino Land Group	Various associates of the Sino Land Group and the Ng Family	The directors confirmed that all the shareholders' loans were provided to various associates of the Sino Land Group and the Ng Family in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to Sino Land than terms available to independent third parties. The shareholders' loans were provided by the Sino Land Group and the Ng Family in proportion to their respective equity interests in the associates. The purpose of the loans were to provide working capital to the companies. The shareholders loans were unsecured with no definite repayment term. Interest rate varied from interest free to cost of fund of the respective borrowers plus a margin determined following arm's length negotiation. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loans were in line with the market practice and were on normal commercial terms, in particular, the shareholders loans were provided by the shareholders in proportion to their respective equity interest in the companies.

2. Connected transactions between TST Properties, Sino Land and Sino Hotels

(i) Subject to independent shareholders' approval

Based on the findings of the Review, there were no connected transactions between TST Properties, Sino Land and Sino Hotels which required independent shareholders' approval in accordance with the Listing Rules which were not complied with.

(ii) Subject to reporting in annual reports and announcements

Category	Services provider	Customer	Bases of transactions
Security guard services	Sino Security Services Limited (wholly-owned subsidiary of Sino Land)	Sino Hotels Group	The directors confirmed that the services provided to the Sino Hotels Group were in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. These services were provided on a cost-plus basis, the same basis on which they provided services to other independent third party customers. We considered that the profit margin of the services provided to the Sino Hotels Group were in line with those provided to other independent third party customers.

3. Connected transactions of the Sino Land Group with the Kerry Properties Group

(i) Subject to reporting in annual reports (provision of financial assistance)

Category	Lender	Borrower	Bases of transactions
Shareholders' loan	Sing-Ho Finance Co Ltd (wholly-owned subsidiary of Sino Land)	Brisbane Trading Company Ltd (50% owned by Sino Land & 50% owned by Kerry Properties)	The directors confirmed that the loan was provided to Brisbane Trading Company Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The purpose of the loans was to finance a property development project undertaken in Tsuen Wan. The shareholders' loans were provided by the two shareholders on a pro-rata basis in proportion to their respective equity interest in Brisbane Trading Company Ltd. The shareholders loans were unsecured, with no definite repayment terms and interest bearing at Prime per annum during the Period. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loan were in line with the market practice and on normal commercial terms, in particular, the shareholders loans were provided by the shareholders in proportion to their respective equity interest in Brisbane Trading Company Ltd.

Category	Lender	Borrower	Bases of transactions
Shareholders' loan	Grand Creator Investment (BVI) Ltd (60% owned by Sino Land & 40% owned by Kerry Properties)	Residence Oasis Finance Company Ltd (60% owned by Sino Land & 40% owned by Kerry Properties)	The directors confirmed that the loan was provided to Residence Oasis Finance Company Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The purpose of the loans was to finance the second mortgage loans provided by Residence Oasis Finance Company Ltd. As both the lender and the borrower are 60% owned by Sino Land and 40% owned by Kerry Properties, the loan was provided by the shareholders on a pro-rata basis in proportion to Sino Land's equity interest in Residence Oasis Finance Company Ltd. The shareholders loans were unsecured, with no definite repayment terms and interest free during the Period. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loan were in line with the market practice and on normal commercial terms, in particular, the shareholders loans were provided by the shareholders in proportion to their respective equity interest in Residence Oasis Finance Company Ltd.

4. Connected transactions of the Sino Land Group with Kerry Properties and China Overseas

(i) Subject to reporting in annual reports

Category	Lender	Borrower	Bases of transactions
Shareholders' loan	King Chance Development Ltd (wholly-owned subsidiary of Sino Land)	Olympian City 2 Finance Co Ltd (50% owned by Sino Land & 11.8% owned by China Overseas & 38.2% owned by Kerry Properties)	The directors confirmed that the loan was provided to Olympian City 2 Finance Co Ltd in the ordinary course of business on an arm's length basis, on normal commercial terms and on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to independent third parties. The purpose of the loans was to finance the second mortgage loans provided by Olympian City 2 Finance Co Ltd. The shareholders loans were provided by Sino Land, China Overseas and Kerry Properties in proportion to their respective equity interest in Olympian City 2 Finance Co Ltd. The shareholders loans were unsecured, interest bearing with no definite repayment terms. Interest was charged at Prime plus 0.2% per annum during the Period. It is common market practice for the shareholders to provide shareholders loan as a quasi-capital (in addition to their equity investment) to support working capital for the operations of the company. The interest rate may range from interest free to market interest rates with reference to the cost of fund of the borrowers, depending on factors such as stage of development of the business of the investee company and its capability in obtaining bank facilities. We consider that the terms of the shareholders' loan were in line with the market practice and on normal commercial terms, in particular, the shareholders loans were provided by the shareholders in proportion to their respective equity interest in Olympian City 2 Finance Ltd.

F. OVERALL OPINION

Based on the information provided to us by the Sino Group, our discussions with the management and the principal factors referred to above, we are of the opinion that

(a) the terms of the Non De Minimis Construction Contracts and the Honey Lake Acquisition were (i) on arm's length basis; (ii) in the ordinary and usual course of the business of the TST Properties Group and the Sino Land Group; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties and Sino Land than terms available to or from (as appropriate) independent third parties; and (v) the terms of which were fair and reasonable and were in the interests of TST Properties, Sino Land and their respective shareholders as a whole; and

(b) the bases of determination of the terms and conditions of the connected transactions of the Sino Group with its connected parties identified in the Review which were only subject to reporting and, where applicable, announcement in accordance with the Listing Rules which were not complied with, were (i) in the ordinary and usual course of business of the Sino Group; (ii) on an arm's length basis; (iii) on normal commercial terms; (iv) on terms no less favourable to TST Properties, Sino Land and Sino Hotels than terms available to or from (as appropriate) independent third parties; and (v) fair and reasonable in the interests of TST Properties, Sino Land and Sino Hotels and their respective shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Johnson Fu
Regional Head of Corporate Finance

Helen Ho
Head of Corporate Finance – M&A Advisory

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the TST Properties Group, the Sino Land Group and the Sino Hotels Group. The directors of TST Properties collectively and individually accept full responsibility for the accuracy of the information contained in this circular (so far as that relates to the TST Properties Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular (so far as that relates to the TST Properties Group) the omission of which would make any statement herein misleading. The directors of Sino Land collectively and individually accept full responsibility for the accuracy of the information contained in this circular (so far as that relates to the Sino Land Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular (so far as that relates to the Sino Land Group) the omission of which would make any statement herein misleading. The directors of Sino Hotels collectively and individually accept full responsibility for the accuracy of the information contained in this circular (so far as that relates to the Sino Hotels Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts not contained in this circular (so far as that relates to the Sino Hotels Group) the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors' interests in shares and debt securities of Sino Land and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of Sino Land in the Sino Land Shares, underlying shares and debentures of Sino Land and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to Sino Land and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") to be notified to Sino Land and the Stock Exchange were as follows:

(a) *Long positions in Sino Land Shares*

Name of Directors	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,621,698	Beneficial owner of 117,062 shares and spouse interest in 2,504,636 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	61,085	Beneficial owner	≈ 0%
Mr. Albert Yeung Pak Hin	14,859	Beneficial owner	≈ 0%
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

(b) *Long positions in shares of associated corporations*

(i) Holding company

TST Properties

Name of Directors	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	527,508	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≈ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Albert Yeung Pak Hin	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of ordinary shares	% of issued share capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Perfect Finance Limited	1 *(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% wholly-owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.

2. The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.

3. The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.

4. The shares were held by Jade Result Limited, a wholly-owned subsidiary of Osborne.

5. The share(s) was(were) held by Osborne.

6. The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.

7. The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.

8. The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.

9. The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

10. The shares were held by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

(c) Long positions in underlying shares and debentures of Sino Land
Short positions in shares, underlying shares and debentures of Sino Land

As at the Latest Practicable Date, there were no long positions in the underlying shares and debentures of Sino Land or any short positions in the shares, underlying shares and debentures of Sino Land and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to Sino Land and the Stock Exchange pursuant to the Model Code contained in the Listing Rules.

Substantial shareholders' and other shareholders' interests in Sino Land

As at the Latest Practicable Date, the following persons (not being a Director or chief executive of Sino Land) had an interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) *Long positions in Sino Land Shares and underlying shares of Sino Land*

Name of substantial shareholders	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	2,174,506,614 *(Notes 1 & 5)*	Beneficial owner of 24,501,672 shares, spouse interest in 3,262,867 shares and interest of controlled corporations in 2,146,742,075 shares	52.69%
TST Properties	2,088,186,522 *(Notes 1(a) (b) & 5)*	Beneficial owner of 1,035,602,232 shares and interest of controlled corporations in 1,052,584,290 shares	50.60%

Name of other shareholders	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Chen Din Hwa	421,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	9.80%
Ms. Chen Yang Foo Oi	421,854,271 *(Notes 2, 3 & 4)*	Spouse interest	9.80%
Xing Feng Investments Limited	421,854,271 *(Notes 2 & 4)*	Interest of a controlled corporation	9.80%
Nice Cheer Investment Limited	421,854,271 *(Notes 2 & 4)*	Beneficial owner	9.80%
Solid Capital Holdings Limited	314,276,891	Security interest in 314,136,347 shares and beneficial owner of 140,544 shares	7.30%
Spangle Investment Limited	235,452,444 *(Note 5)*	Beneficial owner	5.99%

(b) Short positions in underlying shares of Sino Land

Name of other shareholders	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Chen Din Hwa	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.32%
Ms. Chen Yang Foo Oi	100,000,000 *(Notes 2, 3 & 4)*	Spouse interest	2.32%
Xing Feng Investments Limited	100,000,000 *(Notes 2 & 4)*	Interest of a controlled corporation	2.32%
Nice Cheer Investment Limited	100,000,000 *(Notes 2 & 4)*	Beneficial owner	2.32%

Notes:

1. As regards 2,146,742,075 shares held by controlled corporations:

   (a) 1,035,602,232 shares were held by TST Properties which was 71.71% controlled by Mr. Ng Teng Fong;

   (b) (i) 31,790,195 shares were held by Orchard Centre Holdings (Pte) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of TST Properties, had a 95.23% control; and

   (ii) 1,020,794,095 shares were held through the wholly-owned subsidiaries of TST Properties (including 235,452,444 shares held by Spangle Investment Limited (Note 5)); and

   (c) 58,555,553 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong - 861 shares by Fanlight Investment Limited, 24,628,346 shares by Karaganda Investments Inc., 1,083,567 shares by Orient Creation Limited, 5,140,973 shares by Strathallan Investment Limited, 15,494,966 shares by Strong Investments Limited, 11,940,406 shares by Tamworth Investment Limited and 266,434 shares by Transpire Investment Limited.

2. The long position in 421,854,271 shares and underlying shares (representing interests in 321,854,271 shares and 100,000,000 underlying shares through physically settled equity derivatives) and the short position in 100,000,000 underlying shares were held by Nice Cheer Investment Limited ("Nice Cheer"), a company 100% controlled by Xing Feng Investments Limited ("Xing Feng") which was in turn 100% controlled by Mr. Chen Din Hwa.

3. Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.

4. The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng and Nice Cheer were duplicated.

5. 235,452,444 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of TST Properties and were duplicated in the interests of Mr. Ng Teng Fong and TST Properties.

Save as disclosed above, the Directors and chief executive of Sino Land are not aware of any person (other than a Director or chief executive of Sino Land) who, as at the Latest Practicable Date, had any interest or short position in the Sino Land Shares or underlying shares of Sino Land which would fall to be disclosed to Sino Land under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors or chief executive of Sino Land, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Sino Land Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued share capital of the subsidiaries of Sino Land	Name of subsidiary of Sino Land	% of issued share capital held by that shareholder
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Hang Hau Station Construction Limited	40% *(Note 3)*
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited	40% *(Note 3)*

Notes:

1. This company was a wholly-owned subsidiary of Kerry Properties Limited.

2. This company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.

3. These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.

Directors' interests in shares and debt securities of TST Properties and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of TST Properties in the TST Properties Shares, underlying shares and debentures of TST Properties and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to TST Properties and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code to be notified to TST Properties and the Stock Exchange were as follows:

(a) *Long positions in TST Properties Shares*

Name of Directors	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	527,508	Beneficial owner	0.03%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	60,000	Beneficial owner	≈ 0%
Mr. Paul Cheng Ming Fun, JP	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–

(b) *Long positions in shares of associated corporations*

(i) Subsidiary company

Sino Land

Name of Directors	Number of ordinary Sino Land Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	2,621,698	Beneficial owner of 117,062 shares and spouse interest in 2,504,636 shares	0.06%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	1,044,095	Beneficial owner	0.02%
Mr. Paul Cheng Ming Fun, JP	61,085	Beneficial owner	≈ 0%
Mr. Raymond Tong Kwok Tung	–	–	–

(ii) Associated companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of associated companies	Number of ordinary shares	% of issued share capital
Better Chief Limited	50 *(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002 *(Notes 1 & 3)*	100%
Dramstar Company Limited	440 *(Notes 1 & 4)*	44%
Empire Funds Limited	1 *(Notes 1 & 5)*	50%
Erleigh Investment Limited	110 *(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1 *(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5 *(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000 *(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10 *(Notes 1 & 5)*	50%
Jade Result Limited	500,000 *(Notes 1 & 5)*	50%
Jumbo Funds Limited	1 *(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2 *(Notes 1 & 3)*	100%
Perfect Finance Limited	1 *(Notes 1 & 5)*	50%
Real Maker Development Limited	20,000 *(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000 *(Notes 1 & 5)*	50%
Silver Link Investment Limited	10 *(Notes 1 & 5)*	50%
Sino Club Limited	2 *(Note 9)*	100%
Sino Parking Services Limited	450,000 *(Note 10)*	50%
Sino Real Estate Agency Limited	50,000 *(Note 10)*	50%

Notes:

1. Osborne was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% wholly-owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.

2. The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.

3. The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.

4. The shares were held by Jade Result Limited, a wholly-owned subsidiary of Osborne.

5. The share(s) was(were) held by Osborne.

6. The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.

7. The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.

8. The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.

9. The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

10. The shares were held by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.

(c) Long positions in underlying shares and debentures of TST Properties
Short positions in shares, underlying shares and debentures of TST Properties

As at the Latest Practicable Date, there were no long positions in the underlying shares and debentures or any short positions in the TST Properties Shares, underlying shares and debentures of TST Properties and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to TST Properties and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' and other shareholders' interests in TST Properties

As at the Latest Practicable Date, the following persons (not being a Director or chief executive of TST Properties) had an interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) Long positions in TST Properties Shares

Name of substantial shareholders	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	981,026,085 *(Notes 1 & 2)*	Beneficial owner of 77,674,173 shares, spouse interest in 60,758 shares and interest of controlled corporations in 903,291,154 shares	71.71%
Strathallan Investment Limited	249,522,382 *(Note 2)*	Beneficial owner	18.24%
Tamworth Investment Limited	372,353,652 *(Note 2)*	Beneficial owner	27.22%

Name of other shareholders	Number of ordinary TST Properties Shares	Capacity and nature of interest	% of issued share capital
Fanlight Investment Limited	93,610,611 *(Note 2)*	Beneficial owner	6.84%
Nippomo Limited	126,867,860 *(Note 2)*	Beneficial owner	9.27%
Solid Capital Holdings Limited	136,352,510	Security interest in 136,293,249 shares and beneficial owner of 59,261 shares	9.92%

Notes:

1. 903,291,154 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong - 93,610,611 shares by Fanlight Investment Limited, 126,867,860 shares by Nippomo Limited, 2,992,211 shares by Orient Creation Limited, 249,522,382 shares by Strathallan Investment Limited, 372,353,652 shares by Tamworth Investment Limited and 57,944,438 shares by Transpire Investment Limited.

2. The interests of Strathallan Investment Limited, Tamworth Investment Limited, Fanlight Investment Limited and Nippomo Limited were duplicated in the interests of Mr. Ng Teng Fong.

(b) Long positions in underlying shares of TST Properties
Short positions in shares and underlying shares of TST Properties

As at the Latest Practicable Date, there were no long positions in the underlying shares or any short positions in the TST Properties Shares and underlying shares of TST Properties, which were recorded in the register as required to be kept under Section 336 of Part XV of the SFO.

Save as disclosed above, the Directors and chief executive of TST Properties are not aware of any person (other than a Director or chief executive of TST Properties) who, as at the Latest Practicable Date, had any interest or short position in the TST Properties Shares or underlying shares of TST Properties which would fall to be disclosed to TST Properties under the provisions of Divisions 2 and 3 of Part XV of the SFO.

Save as disclosed below, as at the Latest Practicable Date, so far as is known to the Directors or chief executive of TST Properties, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the TST Properties Group or has any option in respect of such capital:

Name of shareholder interested in 10% or more of the issued share capital of the subsidiaries of TST Properties	Name of subsidiary of TST Properties	% of issued share capital held by that shareholder
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	Firm Wise Investment Limited	30%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited *(Note 1)*	Grand Creator Investment Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Hang Hau Station (Project Management) Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Hang Hau Station Construction Limited	40% *(Note 3)*
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Geogan Godown Limited *(Note 2)*	Real Maker Development Limited	10%
Cashel Assets Limited *(Note 1)*	Reca Limited	40% *(Note 3)*
Cashel Assets Limited *(Note 1)*	Residence Oasis Finance Company Limited	40% *(Note 3)*

Notes:

1. This company was a wholly-owned subsidiary of Kerry Properties Limited.

2. This company was a wholly-owned subsidiary of Osborne, which was in turn 50% controlled by Mr. Robert Ng Chee Siong.

3. These companies were wholly-owned subsidiaries of Grand Creator Investment (BVI) Limited.

Directors' interests in shares and debt securities of Sino Hotels and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors and chief executive of Sino Hotels in the Sino Hotels Shares, underlying shares and debentures of Sino Hotels and its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to Sino Hotels and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code to be notified to Sino Hotels and the Stock Exchange were as follows:

(a) *Long positions in Sino Hotels Shares*

Name of Directors	Number of ordinary Sino Hotels Shares	Capacity and nature of interest	% of issued share capital
Mr. Robert Ng Chee Siong	878,623	Beneficial owner of 221,466 shares and spouse interest in 657,157 shares	0.10%
Mr. Ronald Joseph Arculli, GBS, OBE, JP	282,167	Beneficial owner	0.03%
Mr. Paul Cheng Ming Fun, JP	68,430	Beneficial owner	≈0%
Mr. Gilbert Lui Wing Kwong	–	–	–

(b) *Long positions in underlying shares and debentures of Sino Hotels*
Short positions in shares, underlying shares and debentures of Sino Hotels

As at the Latest Practicable Date, there were no long positions in the underlying shares and debentures or any short positions in the Sino Hotels Shares, underlying shares and debentures of Sino Hotels and its associated corporations, which were recorded in the register as required to be kept under Section 352 of Part XV of the SFO or otherwise notified to Sino Hotels and the Stock Exchange pursuant to the Model Code.

Substantial shareholders' and other shareholders' interests in Sino Hotels

As at the Latest Practicable Date, the following persons (not being a Director or chief executive of Sino Hotels) had an interest or short position in the Sino Hotels Shares or underlying shares of Sino Hotels which would fall to be disclosed to Sino Hotels under provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) *Long positions in Sino Hotels Shares*

Name of substantial shareholders	Number of ordinary Sino Hotels Shares	Capacity and nature of interest	% of issued share capital
Mr. Ng Teng Fong	384,385,349	Beneficial owner of 33,816,550 shares, spouse interest in 938,204 shares, and interest of controlled corporations in 349,630,595 shares	46.87%
Strathallan Investment Limited	91,839,708	Beneficial owner	11.19%
Tamworth Investment Limited	136,379,058	Beneficial owner	16.63%
Name of other shareholders	**Number of ordinary Sino Hotels Shares**	**Capacity and nature of interest**	**% of issued share capital**
Nippomo Limited	45,435,563	Beneficial owner	5.54%
Solid Capital Holdings Limited	81,356,723	Security interest in 80,997,298 shares and beneficial owner of 359,425 shares	9.88%

Notes:

1. As regards 349,630,595 shares held by controlled corporations:

   (a) 348,064,086 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 33,717,784 shares by Fanlight Investment Limited, 14,585,463 shares by Karaganda Investments Inc., 45,435,563 shares by Nippomo Limited, 1,330,249 shares by Orient Creation Limited, 91,839,708 shares by Strathallan Investment Limited, 3,949,563 shares by Strong Investments Limited, 136,379,058 shares by Tamworth Investment Limited and 20,826,698 shares by Transpire Investment Limited; and

   (b) 1,566,509 shares were held through wholly-owned subsidiaries of TST Properties, in which Mr. Ng Teng Fong had a 71.71% control.

2. The interests of Nippomo Limited, Strathallan Investment Limited and Tamworth Investment Limited were duplicated in the interests of Mr. Ng Teng Fong.

(b) *Long positions in underlying shares of Sino Hotels*
Short positions in shares and underlying shares of Sino Hotels

As at the Latest Practicable Date, there were no long positions in the underlying shares or any short positions in the Sino Hotels Shares and underlying shares of Sino Hotels, which were recorded in the register as required to be kept under Section 336 of Part XV of the SFO.

Save as disclosed above, the Directors and chief executive of Sino Hotels are not aware of any person (other than a Director or chief executive of Sino Hotels) who, as at the Latest Practicable Date, had any interest or short position in the Sino Hotels Shares or underlying shares of Sino Hotels which would fall to be disclosed to Sino Hotels under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date, so far as is known to the Directors or chief executive of Sino Hotels, no other person was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Sino Hotels Group or has any option in respect of such capital.

DIRECTORS' INTEREST IN COMPETING BUSINESSES

Mr. Robert Ng Chee Siong, the chairman of the Board, held interests and/or directorships in companies engaged in businesses of property investment, development and management in Hong Kong and hotels which operate in Hong Kong.

As the Boards of TST Properties, Sino Land and Sino Hotels are independent of the boards of these companies and maintain two independent non-executive directors for each of the boards of TST Properties and Sino Land and three independent non-executive directors for the board of Sino Hotels, the TST Properties Group, the Sino Land Group and the Sino Hotels Group operate their businesses independently of, and at arm's length from, the businesses of these companies and hotels.

QUALIFICATION

The following is the qualification of the expert who has given opinion or advice which are contained in this circular:

Name	Qualification
Commerzbank AG Hong Kong Branch	A licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)

CONSENT

(a) As at the Latest Practicable Date, Commerzbank is not interested in any TST Properties Shares, Sino Land Shares and Sino Hotels Shares or any of the subsidiaries or associated corporations of TST Properties, Sino Land and Sino Hotels or any right or option to subscribe for or nominate persons to subscribe for any TST Properties Shares, Sino Land Shares, Sino Hotels Shares, or any of its subsidiaries or associated corporations of TST Properties, Sino Land and Sino Hotels.

(b) As at the Latest Practicable Date, Commerzbank does not have any direct or indirect interest in any assets which have been since 30 June 2003, the date to which the latest published audited consolidated accounts of the TST Properties Group, the Sino Land Group and the Sino Hotels Group were made up, acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, TST Properties, Sino Land and Sino Hotels or any of their subsidiaries.

(c) Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, report, certificate or summary of its opinion (as the case may be) and references to its name included herein in the form and context in which it is included.

(d) The letter and recommendation given by Commerzbank are as at the date of this circular for incorporation therein.

MATERIAL CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the TST Properties Group, the Sino Land Group and the Sino Hotels Group since 30 June 2003 (the date to which the latest published audited consolidated accounts of the TST Properties Group, the Sino Land Group and the Sino Hotels Group were made up).

GENERAL

(a) As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the TST Properties Group, the Sino Land Group and the Sino Hotels Group which is not terminable by the employer within one year without payment of compensation other than statutory compensation.

(b) None of the Directors is materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the businesses of the TST Properties Group, the Sino Land Group and the Sino Hotels Group taken as a whole.

(c) None of the Directors has any direct or indirect interest in any assets acquired or disposed of by or leased to any member of the TST Properties Group, the Sino Land Group and the Sino Hotels Group or is proposed to be acquired or disposed of by or leased to any member of the TST Properties Group, the Sino Land Group and the Sino Hotels Group since 30 June 2003, being the date to which the latest published audited consolidated accounts of the TST Properties Group, the Sino Land Group and the Sino Hotels Group were made up.

(d) The English language text of this circular shall prevail over the Chinese language text.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of TST Properties, Sino Land and Sino Hotels at 12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong up to and including 30 August 2004:

(a) the memorandum and articles of association of TST Properties, Sino Land and Sino Hotels;

(b) the audited consolidated accounts of the TST Properties Group, the Sino Land Group and the Sino Hotels Group for each of the two financial years ended 30 June 2003;

(c) the Construction Contracts referred to in the paragraph headed "Connected transactions with the China Overseas Group – (a) Construction Contracts" in the letter from the Board;

(d) the contract dated 26 April 2004 in respect of Shenzhen Sheng Huei;

(e) the land use right certificate in respect of the property located at Shenzhen Lot No. B303-0041, Futian's Honey Lake in Shenzhen, PRC;

(f) the land use right transfer contract dated 30 April 2004 in respect of the property located at Shenzhen Lot No. B303-0041, Futian's Honey Lake in Shenzhen, PRC;

(g) the written consent given by Commerzbank and referred to in the paragraph headed "Consent" in this appendix;

(h) the letter from the Joint Independent Committee set out in this circular; and

(i) the letter of advice from Commerzbank, the text of which is set out in this circular.

This circular (in both English and Chinese versions) has been posted on TST Properties, Sino Land and Sino Hotels' website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of TST Properties, Sino Land and Sino Hotels' corporate communication (including but not limited to annual report, interim report, notice of meeting, listing document, circular and proxy form) posted on TST Properties, Sino Land and Sino Hotels' website in lieu of the printed copies thereof may request the printed copy of the circular.

Shareholders who have chosen to receive the corporate communication using electronic means through TST Properties, Sino Land and Sino Hotels' website and who for any reason have difficulty in receiving or gaining access to the circular posted on TST Properties, Sino Land and Sino Hotels' website will promptly upon request be sent the circular in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (therefore in printed form or by electronic means through TST Properties, Sino Land and Sino Hotels' website) and/or the language of TST Properties, Sino Land and Sino Hotels' corporate communication by notice in writing to the registrars of TST Properties, Friendly Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, the registrars of Sino Land, Standard Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, or the registrars of Sino Hotels, Friendly Registrars Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (as the case may be).

信和酒店網站刊登之尖沙咀置業、信和及信和酒店公司通訊(包括但不限於年報、中期報告、會議通告、上市文件、通函及代表委任表格)副本之股東，可要求收取通函之印刷本。

倘若已選擇以電子形式透過尖沙咀置業、信和及信和酒店網站收取公司通訊之股東因任何理由難以收取或獲取刊登於尖沙咀置業、信和及信和酒店網站之通函，則在提出要求後可隨即免費獲寄發通函。

股東可隨時向尖沙咀置業之股份過戶登記處準誠證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)、信和之股份過戶登記處標準證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)或信和酒店之股份過戶登記處準誠證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)(視情況而定)發出書面通知，更改選擇收取尖沙咀置業、信和及信和酒店公司通訊之方式(即以印刷本或以電子形式透過尖沙咀置業、信和及信和酒店之網站收取)及／或文字版本。

(c) 概無董事直接或間接擁有尖沙咀置業集團、信和置業集團及信和酒店集團任何成員公司自二零零三年六月三十日(即尖沙咀置業集團、信和置業集團及信和酒店集團最近期發表經審核綜合賬目之結算日)以來收購、出售或租用或建議收購、出售或租用之任何資產權益。

(d) 本通函中英文本如有任何歧義,概以英文本為準。

備查文件

下列文件由即日起至二零零四年八月三十日(包括當日)之一般辦公時間內,在尖沙咀置業、信和及信和酒店之辦事處(地址為香港九龍尖沙咀梳士巴利道尖沙咀中心十二字樓)可供查閱:

(a) 尖沙咀置業、信和及信和酒店之公司組織章程大綱及細則;

(b) 尖沙咀置業集團、信和置業集團及信和酒店集團截至二零零三年六月三十日止兩個財政年度各年之經審核綜合賬目;

(c) 董事會函件「與中國海外發展集團進行之關連交易－(a)建築合約」一段所述之建築合約;

(d) 就深圳盛輝而於二零零四年四月二十六日訂立之合約;

(e) 位於中國深圳福田香蜜湖之物業(深圳地塊編號:B303-0041號)之國有土地使用證;

(f) 於二零零四年四月三十日就位於中國深圳福田香蜜湖之物業(深圳地塊編號:B303-0041號)而訂立之土地使用權轉讓合同;

(g) 本附錄「同意書」一段所述德國商業銀行發出之同意書;

(h) 本通函所載之聯席獨立委員會函件;及

(i) 德國商業銀行之意見書,全文載於本通函。

本通函(英文及中文版本)已在尖沙咀置業、信和及信和酒店之網站http://www.sino-land.com刊登。已選擇不收取印刷本而信賴在尖沙咀置業、信和及

同意書

(a) 於最後可行日期，德國商業銀行並無擁有尖沙咀置業股份、信和股份及信和酒店股份或彼等任何附屬公司或相聯法團之股份權益，亦無擁有可認購或提名他人認購尖沙咀置業股份、信和股份、信和酒店股份或彼等任何附屬公司或相聯法團股份之任何權利或購股權。

(b) 於最後可行日期，德國商業銀行並無直接或間接擁有尖沙咀置業、信和、信和酒店或彼等任何附屬公司自二零零三年六月三十日(即尖沙咀置業集團、信和置業集團及信和酒店集團最近期發表之經審核綜合賬目之結算日)以來收購、出售或租用或建議收購、出售或租用之任何資產權益。

(c) 德國商業銀行已就本通函之付印發出同意書，同意按本通函所載之形式及涵義轉載其函件、報告、證書或意見概要(視情況而定)，且迄今並無撤回同意書。

(d) 德國商業銀行之函件及建議是於本通函日期為載入本通函而發出。

重大改變

就董事所知，尖沙咀置業集團、信和置業集團及信和酒店集團之財務或經營狀況自二零零三年六月三十日(即尖沙咀置業集團、信和置業集團及信和酒店集團最近期發表經審核綜合賬目之結算日)以來並無重大逆轉。

一般事項

(a) 於最後可行日期，概無董事與尖沙咀置業集團、信和置業集團及信和酒店集團任何成員公司訂有或擬訂立任何僱主不作賠償(法定賠償除外)則不得於一年內終止之服務合約。

(b) 概無董事在本通函日期仍然生效且與尖沙咀置業集團、信和置業集團及信和酒店集團整體業務有重大關係之任何合約或安排中擁有重大權益。

(b) 信和酒店相關股份之好倉
信和酒店股份及相關股份之淡倉

於最後可行日期，概無任何在根據證券及期貨條例第XV部第336條存置之登記冊登記之信和酒店相關股份之好倉，或信和酒店股份及信和酒店相關股份之淡倉。

除上文所披露者外，就信和酒店董事及主要行政人員所知，概無任何人士（信和酒店董事或主要行政人員除外）於最後可行日期擁有根據證券及期貨條例第XV部第2及3分部規定須向信和酒店披露之信和酒店股份或信和酒店相關股份之任何權益或淡倉。

就信和酒店董事或主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在信和酒店集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權。

董事所擁有之競爭業務權益

董事會主席黃志祥先生擁有在香港經營物業投資、發展及管理以及經營酒店業務之多間公司之權益及／或為該等公司之董事。

由於尖沙咀置業、信和及信和酒店之董事會獨立於上述公司之董事會，而尖沙咀置業及信和之董事會均設有兩名獨立非執行董事，而信和酒店之董事會設有三名獨立非執行董事，故尖沙咀置業集團、信和置業集團及信和酒店集團所經營之業務與該等公司及酒店之業務獨立運作並公平經營。

資格

以下為在本通函內提供意見或建議之專業人士資格：

名稱	資格
德國商業銀行香港分行	根據香港法例第155章銀行業條例註冊之持牌銀行

主要股東及其他股東所持有之信和酒店權益

於最後可行日期，下列人士(信和酒店之董事或主要行政人員除外)擁有根據證券及期貨條例第XV部第2及3分部規定須向信和酒店披露之信和酒店股份或相關股份權益或淡倉：

(a) 信和酒店股份之好倉

主要股東名稱	信和酒店普通股數目	身份及權益性質	佔已發行股本百分比
黃廷方先生	384,385,349	33,816,550股股份之實益擁有人及擁有938,204股股份之配偶權益及擁有349,630,595股股份之所控制法團權益	46.87%
Strathallan Investment Limited	91,839,708	實益擁有人	11.19%
Tamworth Investment Limited	136,379,058	實益擁有人	16.63%

其他股東名稱	信和酒店普通股數目	身份及權益性質	佔已發行股本百分比
Nippomo Limited	45,435,563	實益擁有人	5.54%
Solid Capital Holdings Limited	81,356,723	擁有80,997,298股股份之抵押權益及359,425股股份之實益擁有人	9.88%

附註：

1. 就所控制法團所持之349,630,595股股份而言：

   (a) 348,064,086股股份透過黃廷方先生擁有全部控制權之公司持有 — 分別透過Fanlight Investment Limited、Karaganda Investments Inc.、Nippomo Limited、Orient Creation Limited、Strathallan Investment Limited、Strong Investments Limited、Tamworth Investment Limited及Transpire Investment Limited持有33,717,784股股份、14,585,463股股份、45,435,563股股份、1,330,249股股份、91,839,708股股份、3,949,563股股份、136,379,058股股份及20,826,698股股份；及

   (b) 1,566,509股股份由尖沙咀置業之全資附屬公司持有，而黃廷方先生則擁有尖沙咀置業71.71%控制權。

2. Nippomo Limited、Strathallan Investment Limited及Tamworth Investment Limited之權益與黃廷方先生之權益重複。

董事所持有信和酒店及其相聯法團之股份及債券權益

於最後可行日期，信和酒店之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會信和酒店及聯交所之信和酒店及其相聯法團(定義見證券及期貨條例第XV部)之信和酒店股份、相關股份及債券之權益及淡倉(包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉)，或根據證券及期貨條例第352條須載入該條例所述登記冊或根據標準守則須知會信和酒店及聯交所之上述權益及淡倉如下：

(a) *信和酒店股份之好倉*

董事姓名	信和酒店普通股數目	身份及權益性質	佔已發行股本百分比
黃志祥先生	878,623	221,466股股份之實益擁有人及擁有657,157股股份之配偶權益	0.10%
夏佳理先生GBS, OBE, JP	282,167	實益擁有人	0.03%
鄭明訓先生JP	68,430	實益擁有人	≈0%
呂榮光先生	–	–	–

(b) *信和酒店相關股份及債券之好倉*
信和酒店股份、相關股份及債券之淡倉

於最後可行日期，概無任何在根據證券及期貨條例第XV部第352條存置之登記冊登記或根據標準守則須知會信和酒店及聯交所之信和酒店相關股份及債券之好倉，或信和酒店及其相聯法團之信和酒店股份、相關股份及債券之淡倉。

除下文所披露者外，就尖沙咀置業董事或主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在尖沙咀置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有尖沙咀置業附屬公司之已發行股本10%或以上權益之股東名稱	尖沙咀置業附屬公司名稱	該股東所持有已發行股本百分比
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited (附註1)	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited (附註1)	進宏投資有限公司	40% (附註3)
Cashel Assets Limited (附註1)	坑口站(項目策劃)有限公司	40% (附註3)
Cashel Assets Limited (附註1)	坑口站建築有限公司	40% (附註3)
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited (附註2)	允傑發展有限公司	10%
Cashel Assets Limited (附註1)	Reca Limited	40% (附註3)
Cashel Assets Limited (附註1)	Residence Oasis Finance Company Limited	40% (附註3)

附註：

1. 該公司為嘉里建設有限公司之全資附屬公司。

2. 該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。

3. 該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。

其他股東名稱	尖沙咀置業普通股數目	身份及權益性質	佔已發行股本百分比
Fanlight Investment Limited	93,610,611 (附註2)	實益擁有人	6.84%
Nippomo Limited	126,867,860 (附註2)	實益擁有人	9.27%
Solid Capital Holdings Limited	136,352,510	136,293,249股股份之抵押權益及59,261股股份之實益擁有人	9.92%

附註：

1. 903,291,154股股份透過黃廷方先生擁有全部控制權之公司持有 — 分別透過Fanlight Investment Limited、Nippomo Limited、Orient Creation Limited、Strathallan Investment Limited、Tamworth Investment Limited及Transpire Investment Limited持有93,610,611股股份、126,867,860股股份、2,992,211股股份、249,522,382股股份、372,353,652股股份及57,944,438股股份。

2. Strathallan Investment Limited、Tamworth Investment Limited、Fanlight Investment Limited及Nippomo Limited之權益與黃廷方先生之權益重複。

(b) *尖沙咀置業相關股份之好倉*
尖沙咀置業股份及相關股份之淡倉

於最後可行日期，概無任何在根據證券及期貨條例第XV部第336條存置之登記冊登記之尖沙咀置業相關股份之好倉或尖沙咀置業股份及相關股份之淡倉。

除上文所披露者外，就尖沙咀置業董事及主要行政人員所知，概無任何人士(尖沙咀置業董事或主要行政人員除外)於最後可行日期擁有根據證券及期貨條例第XV部第2及3分部規定須向尖沙咀置業披露之尖沙咀置業股份或相關股份之任何權益或淡倉。

8. 股份由Osborne之全資附屬公司Goegan Godown Limited持有。

9. 股份由Deansky Investments Limited擁有50%控制權之公司信和地產代理有限公司持有，而黃志祥先生擁有Deansky Investments Limited全部控制權。

10. 股份由黃志祥先生擁有全部控制權之公司Deansky Investments Limited持有。

(c) 尖沙咀置業相關股份及債券之好倉
尖沙咀置業股份、相關股份及債券之淡倉

於最後可行日期，概無任何在根據證券及期貨條例第XV部第352條存置之登記冊登記或根據標準守則須知會尖沙咀置業及聯交所之尖沙咀置業相關股份及債券之好倉，或尖沙咀置業及其相聯法團之尖沙咀置業股份、相關股份及債券之淡倉。

主要股東及其他股東所持有之尖沙咀置業權益

於最後可行日期，下列人士(尖沙咀置業之董事或主要行政人員除外)擁有根據證券及期貨條例第XV部第2及3分部規定須向尖沙咀置業披露之尖沙咀置業股份或相關股份權益或淡倉：

(a) 尖沙咀置業股份之好倉

主要股東名稱	尖沙咀置業普通股數目	身份及權益性質	佔已發行股本百分比
黃廷方先生	981,026,085 (附註1及2)	77,674,173股股份之實益擁有人、擁有60,758股股份之配偶權益及擁有903,291,154股股份之所控制法團權益	71.71%
Strathallan Investment Limited	249,522,382 (附註2)	實益擁有人	18.24%
Tamworth Investment Limited	372,353,652 (附註2)	實益擁有人	27.22%

(ii) 相聯公司

黃志祥先生透過其控制之法團被視為擁有下列公司之股份權益：

相聯公司名稱	普通股數目	佔已發行股本百分比
駿商有限公司	50（附註1及2）	50%
Brighton Land Investment Limited	1,000,002（附註1及3）	100%
Dramstar Company Limited	440（附註1及4）	44%
霸滔有限公司	1（附註1及5）	50%
Erleigh Investment Limited	110（附註1及5）	55%
長誠財務有限公司	1（附註1及5）	50%
霸都財務有限公司	5（附註1及6）	50%
霸都置業有限公司	5,000（附註1及6）	50%
藍灣半島物業管理有限公司	10（附註1及5）	50%
旋翠有限公司	500,000（附註1及5）	50%
擴財有限公司	1（附註1及7）	50%
Murdoch Investments Inc.	2（附註1及3）	100%
集利財務有限公司	1（附註1及5）	50%
允傑發展有限公司	20,000（附註1及8）	10%
Rich Century Investment Limited	500,000（附註1及5）	50%
銀寧投資有限公司	10（附註1及5）	50%
Sino Club Limited	2（附註9）	100%
信和停車場管理有限公司	450,000（附註10）	50%
信和地產代理有限公司	50,000（附註10）	50%

附註：

1. Osborne為Seaview Assets Limited之全資附屬公司，而Seaview Assets Limited由黃志祥先生擁有50%控制權之Boswell Holdings Limited全資擁有。

2. 股份由Osborne之全資附屬公司Devlin Limited持有。

3. 股份由Osborne擁有55%控制權之公司Erleigh Investment Limited持有。

4. 股份由Osborne之全資附屬公司旋翠有限公司持有。

5. 股份由Osborne持有。

6. 股份由Osborne之全資附屬公司城安有限公司持有。

7. 股份由Osborne之全資附屬公司渤榮有限公司持有。

董事所持有尖沙咀置業及其相聯法團之股份及債券權益

於最後可行日期，尖沙咀置業之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會尖沙咀置業及聯交所之尖沙咀置業及其相聯法團(定義見證券及期貨條例第XV部)之尖沙咀置業股份、相關股份及債券之權益及淡倉(包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉)，或根據證券及期貨條例第352條須載入該條例所述登記冊或根據標準守則須知會尖沙咀置業及聯交所之上述權益及淡倉如下：

(a) 尖沙咀置業股份之好倉

董事姓名	尖沙咀置業普通股數目	身份及權益性質	佔已發行股本百分比
黃志祥先生	527,508	實益擁有人	0.03%
夏佳理先生GBS, OBE, JP	60,000	實益擁有人	≃ 0%
鄭明訓先生JP	–	–	–
唐國通先生	–	–	–

(b) 相聯法團之股份好倉

(i) 附屬公司

信和

董事姓名	信和普通股數目	身份及權益性質	佔已發行股本百分比
黃志祥先生	2,621,698	117,062股股份之實益擁有人及擁有2,504,636股股份之配偶權益	0.06%
夏佳理先生GBS, OBE, JP	1,044,095	實益擁有人	0.02%
鄭明訓先生JP	61,085	實益擁有人	≃ 0%
唐國通先生	–	–	–

除上文所披露者外，就信和董事及主要行政人員所知，概無任何人士（信和董事或主要行政人員除外）於最後可行日期擁有根據證券及期貨條例第XV部第2及3分部規定須向信和披露之信和股份或相關股份之任何權益或淡倉。

除下文所披露者外，就信和董事及主要行政人員所知，概無其他人士於最後可行日期直接或間接擁有可於任何情況下在信和置業集團其他成員公司股東大會投票之任何類別股本面值10%或以上之權益或涉及上述股本之任何購股權：

擁有信和附屬公司之已發行股本10%或以上權益之股東名稱	信和附屬公司名稱	該股東所持有已發行股本百分比
Drakeford Investment Limited	Donoghue Investment Limited	15%
Eastand Investments Limited	健惠投資有限公司	30%
Cashel Assets Limited（附註1）	Grand Creator Investment (BVI) Limited	40%
Cashel Assets Limited（附註1）	進宏投資有限公司	40%（附註3）
Cashel Assets Limited（附註1）	坑口站（項目策劃）有限公司	40%（附註3）
Cashel Assets Limited（附註1）	坑口站建築有限公司	40%（附註3）
Drakeford Investment Limited	Julian Investment Limited	15%
Ice Rink Resources Limited	Profit Palace Limited	20%
Goegan Godown Limited（附註2）	允傑發展有限公司	10%
Cashel Assets Limited（附註1）	Reca Limited	40%（附註3）
Cashel Assets Limited（附註1）	Residence Oasis Finance Company Limited	40%（附註3）

附註：

1. 該公司為嘉里建設有限公司之全資附屬公司。

2. 該公司為Osborne之全資附屬公司，而黃志祥先生擁有Osborne之50%控制權。

3. 該等公司為Grand Creator Investment (BVI) Limited之全資附屬公司。

(b) 信和相關股份之淡倉

其他股東名稱	信和普通股數目	身份及權益性質	佔已發行股本百分比
陳廷驊先生	100,000,000 (附註2及4)	所控制法團權益	2.32%
陳楊福娥女士	100,000,000 (附註2、3及4)	配偶權益	2.32%
Xing Feng Investments Limited	100,000,000 (附註2及4)	所控制法團權益	2.32%
興智投資有限公司	100,000,000 (附註2及4)	實益擁有人	2.32%

附註：

1. 對於所控制法團所持有之2,146,742,075股股份：

   (a) 1,035,602,232股股份由尖沙咀置業持有，而黃廷方先生擁有尖沙咀置業71.71%控制權；

   (b) (i) 31,790,195股股份由Orchard Centre Holdings (Pte) Limited持有，而尖沙咀置業之全資附屬公司南隆地產發展有限公司擁有Orchard Centre Holdings (Pte) Limited之95.23%控制權；及

   (ii) 1,020,794,095股股份是透過尖沙咀置業之全資附屬公司持有(包括Spangle Investment Limited所持有之235,452,444股股份(附註5))；及

   (c) 58,555,553股股份透過黃廷方先生擁有全部控制權之公司持有 － 分別透過Fanlight Investment Limited、Karaganda Investments Inc.、Orient Creation Limited、Strathallan Investment Limited、Strong Investments Limited、Tamworth Investment Limited及Transpire Investment Limited分別持有861股股份、24,628,346股股份、1,083,567股股份、5,140,973股股份、15,494,966股股份、11,940,406股股份及266,434股股份。

2. 421,854,271股股份及相關股份(即透過實質交收股本衍生工具所持有之321,854,271股股份及100,000,000股相關股份之權益)之好倉及100,000,000股相關股份之淡倉由Xing Feng Investments Limited(「Xing Feng」)擁有全部控制權之公司興智投資有限公司(「興智」)持有，而陳廷驊先生擁有Xing Feng Investments Limited全部控制權。

3. 陳廷驊先生之配偶陳楊福娥女士被視為擁有陳先生之股份權益。

4. 陳廷驊先生、陳楊福娥女士、Xing Feng及興智之權益彼此重複。

5. 235,452,444股股份由尖沙咀置業之全資附屬公司Spangle Investment Limited持有，與黃廷方先生及尖沙咀置業之權益重複。

主要股東及其他股東所持有之信和權益

於最後可行日期，下列人士（信和之董事或主要行政人員除外）擁有根據證券及期貨條例第XV部第2及3分部規定須向信和披露之信和股份或相關股份權益或淡倉：

(a) 信和股份及相關股份之好倉

主要股東名稱	信和普通股數目	身份及權益性質	佔已發行股本百分比
黃廷方先生	2,174,506,614（附註1及5）	24,501,672股股份之實益擁有人、擁有3,262,867股股份之配偶權益及擁有2,146,742,075股股份之所控制法團權益	52.69%
尖沙咀置業	2,088,186,522（附註1(a)(b)及5）	1,035,602,232股股份之實益擁有人及擁有1,052,584,290股股份之所控制法團權益	50.60%

其他股東名稱	信和普通股數目	身份及權益性質	佔已發行股本百分比
陳廷驊先生	421,854,271（附註2及4）	所控制法團權益	9.80%
陳楊福娥女士	421,854,271（附註2、3及4）	配偶權益	9.80%
Xing Feng Investments Limited	421,854,271（附註2及4）	所控制法團權益	9.80%
興智投資有限公司	421,854,271（附註2及4）	實益擁有人	9.80%
Solid Capital Holdings Limited	314,276,891	314,136,347股股份之抵押權益及140,544股股份之實益擁有人	7.30%
Spangle Investment Limited	235,452,444（附註5）	實益擁有人	5.99%

附註：

1. Osborne Investments Ltd.（「Osborne」）為Seaview Assets Limited之全資附屬公司，而Seaview Assets Limited由黃志祥先生擁有50%控制權之Boswell Holdings Limited全資擁有。

2. 股份由Osborne之全資附屬公司Devlin Limited持有。

3. 股份由Osborne擁有55%控制權之公司Erleigh Investment Limited持有。

4. 股份由Osborne之全資附屬公司旋翠有限公司持有。

5. 股份由Osborne持有。

6. 股份由Osborne之全資附屬公司城姿有限公司持有。

7. 股份由Osborne之全資附屬公司渤榮有限公司持有。

8. 股份由Osborne之全資附屬公司Goegan Godown Limited持有。

9. 股份由Deansky Investments Limited擁有50%控制權之公司信和地產代理有限公司持有，而黃志祥先生擁有Deansky Investments Limited全部控制權。

10. 股份由黃志祥先生擁有全部控制權之公司Deansky Investments Limited持有。

(c) 信和相關股份及債券之好倉
信和股份、相關股份及債券之淡倉

於最後可行日期，概無任何在根據證券及期貨條例第XV部第352條存置之登記冊登記或根據上市規則所載標準守則須知會信和及聯交所之相關股份及債券之好倉，或信和及其相聯法團之信和股份、相關股份及債券之淡倉。

(b) 相聯法團股份之好倉

(i) 控股公司

尖沙咀置業

董事姓名	尖沙咀置業普通股數目	身份及權益性質	佔已發行股本百分比
黃志祥先生	527,508	實益擁有人	0.03%
夏佳理先生GBS, OBE, JP	60,000	實益擁有人	≃ 0%
鄭明訓先生JP	—	—	—
楊柏軒先生	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—

(ii) 相聯公司

黃志祥先生透過其控制之法團被視為擁有下列公司之股份權益：

相聯公司名稱	普通股數目	佔已發行股本百分比
駿商有限公司	50（附註1及2）	50%
Brighton Land Investment Limited	1,000,002（附註1及3）	100%
Dramstar Company Limited	440（附註1及4）	44%
霸滔有限公司	1（附註1及5）	50%
Erleigh Investment Limited	110（附註1及5）	55%
長誠財務有限公司	1（附註1及5）	50%
霸都財務有限公司	5（附註1及6）	50%
霸都置業有限公司	5,000（附註1及6）	50%
藍灣半島物業管理有限公司	10（附註1及5）	50%
旋翠有限公司	500,000（附註1及5）	50%
擴財有限公司	1（附註1及7）	50%
Murdoch Investments Inc.	2（附註1及3）	100%
集利財務有限公司	1（附註1及5）	50%
允傑發展有限公司	20,000（附註1及8）	10%
Rich Century Investment Limited	500,000（附註1及5）	50%
銀寧投資有限公司	10（附註1及5）	50%
Sino Club Limited	2（附註9）	100%
信和停車場管理有限公司	450,000（附註10）	50%
信和地產代理有限公司	50,000（附註10）	50%

責任聲明

本通函乃遵照上市規則之規定提供有關尖沙咀置業集團、信和置業集團及信和酒店集團之資料。尖沙咀置業之董事就本通函所載資料(有關尖沙咀置業集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實(有關尖沙咀置業集團之事實)，致使其所載任何內容有所誤導。信和之董事亦就本通函所載資料(有關信和置業集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實(有關信和置業集團之事實)，致使其所載任何內容有所誤導。信和酒店之董事就本通函所載資料(有關信和酒店集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實(有關信和酒店集團之事實)，致使其所載任何內容有所誤導。

權益披露

董事所持有信和及其相聯法團之股份及債券權益

於最後可行日期，信和之董事及主要行政人員所持有根據證券及期貨條例第XV部第7及8分部規定須知會信和及聯交所之信和及其相聯法團(定義見證券及期貨條例第XV部)之信和股份、相關股份及債券之權益及淡倉(包括彼等根據證券及期貨條例之規定被視為或當作擁有之權益及淡倉)，或根據證券及期貨條例第352條須載入該條例所述登記冊或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會信和及聯交所之上述權益及淡倉如下：

(a) *信和股份之好倉*

董事姓名	信和普通股數目	身份及權益性質	佔已發行股本百分比
黃志祥先生	2,621,698	117,062股股份之實益擁有人及擁有2,504,636股股份之配偶權益	0.06%
夏佳理先生GBS, OBE, JP	1,044,095	實益擁有人	0.02%
鄭明訓先生JP	61,085	實益擁有人	≃ 0%
楊柏軒先生	14,859	實益擁有人	≃ 0%
唐國通先生	–	–	–
余惠偉先生	–	–	–

F. 整體意見

吾等根據信和集團向吾等提供之資料、與管理層討論以及考慮上述主要因素後，認為

(a) 非小額豁免關連交易及香蜜湖收購之條款乃(i)按公平基準；(ii)在尖沙咀置業集團及信和置業集團之日常業務中；(iii)以一般商業條款；(iv)按不遜於尖沙咀置業、信和及信和酒店給予或來自（視情況而定）獨立第三方之條款訂立；及(v)有關條款公平合理，並合符尖沙咀置業、信和及彼等各自之股東整體利益；及

(b) 信和集團與其關連人士進行並無遵守上市規則須作出申報及（如適用）公佈規定之關連交易之條款及條件釐定基準(i)屬於信和集團日常業務；(ii)以公平基準；(iii)按一般商業條款訂立；(iv)按不遜於尖沙咀置業、信和及信和酒店給予或來自（視情況而定）獨立第三方之條款訂立；及(v)合符尖沙咀置業、信和、信和酒店及彼等各自之股東整體利益。

此致

聯席獨立董事委員會　台照

代表
德國商業銀行香港分行

亞太區企業融資總裁　**符致京**

企業融資（併購業務）主管　**何婉儀**

謹啟

二零零四年八月十六日

4. 信和置業集團與嘉里建設及中國海外發展進行之關連交易

(i) 須作出年報申報

類別	放款人	借款人	交易基準
股東貸款	會連發展有限公司 (信和之全資附屬公司)	Olympian City 2 Finance Co Ltd (信和、中國海外發展及嘉里建設分別擁有50%、11.8%及38.2%)	董事確認，貸款乃屬於日常業務以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向Olympian City 2 Finance Co Ltd提供。 貸款旨在為Olympian City 2 Finance Co Ltd提供之第二按揭貸款提供資金。股東貸款由信和、中國海外發展及嘉里建設按各自所佔Olympian City 2 Finance Co Ltd股權比例提供。 股東貸款為無抵押、計息及無特定還款期，於期間須按最優惠利率加0.2%計算年息。 股東提供股東貸款作為股本投資以外資金作為公司營運資金屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金成本而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款之條款按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃按彼等各自所佔Olympian City 2 Finance Co Ltd之股權比例提供。

類別	放款人	借款人	交易基準
股東貸款	Grand Creator Investment (BVI) Ltd (信和及嘉里建設分別擁有60%及40%)	Residence Oasis Finance Company Ltd (信和及嘉里建設分別擁有60%及40%)	董事確認，貸款乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向Residence Oasis Finance Company Ltd提供。 該等貸款旨在為Residence Oasis Finance Company Ltd提供之第二按揭貸款提供資金。由於放款及借款人均由信和及嘉里建設分別擁有60%及40%，故此該貸款按信和所佔Residence Oasis Finance Company Ltd股權由股東按比例提供。 該等股東貸款為無抵押、並無特定還款期及免息。 股東提供股東貸款作為股本投資以外資金作為公司營運資金屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金成本而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款乃按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃按彼等各自所佔Residence Oasis Finance Company Ltd之股權比例提供。

3. 信和置業集團與嘉里建設集團之關連交易

(i) 須作出年報申報(提供財務資助)

類別	放款人	借款人	交易基準
股東貸款	信和財務有限公司 (信和之全資附屬公司)	Brisbane Trading Company Ltd (信和及嘉里建設分別擁有50%)	董事確認，貸款乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向Brisbane Trading Company Ltd 提供。 該等貸款旨在為荃灣物業發展項目提供資金。股東貸款由兩名股東按各自所佔Brisbane Trading Company Ltd股權比例提供。 該等股東貸款為無抵押、並無特定還款期，於期間須按優惠利率計算年息。 股東提供股東貸款作為股本投資以外資金作為公司營運資金屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金成本而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款乃按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃按彼等各自所佔Brisbane Trading Company Ltd.之股權比例提供。

2. 尖沙咀置業、信和與信和酒店之關連交易

(i) 須獲獨立股東批准

根據檢討之結果，尖沙咀置業、信和與信和酒店並無進行任何違反上市規則須獲獨立股東批准之關連交易。

(ii) 須作出年報申報及公佈

類別	服務供應商	客戶	交易基準
護衛服務	信和護衛有限公司 （信和之全資附屬公司）	信和酒店集團	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向信和酒店集團提供。該等服務按成本加成法提供，與向其他獨立第三方客戶提供服務所用基準相同。 吾等認為，向信和酒店集團提供服務之溢利率與向獨立第三方客戶所提供者相符。

類別	放款人／彌償保證人	借款人	交易基準
提供十五項股東貸款	信和置業集團	信和置業集團及黃氏家族之多名聯繫人士	董事確認，全部股東貸款均在日常業務中以公平基準按一般商業條款及按不遜於信和給予獨立第三者之條款向信和置業集團及黃氏家族之多名聯繫人士提供。 該等股東貸款由信和置業集團及黃氏家族按彼等所佔該等聯繫人士股權比例而提供。貸款之目的為向該等公司提供營運資金。 該等股東貸款為無抵押及無特定還款期，有關息率介乎免息至按有關借款人之資金成本加若干點子（經公平磋商釐定）計算。 股東提供股東貸款作為股本投資以外資金作為公司營運資金屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金成本而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款之條款按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃由股東按彼等各自所佔有關公司之股權比例提供。

類別	放款人／賠償保證人	借款人	交易基準
提供股東貸款	毅融有限公司 （信和酒店之全資附屬公司）	勵傑投資有限公司 （信和酒店及黃氏家族分別擁有25%及75%）	董事確認，貸款乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向勵傑投資有限公司提供。 信和酒店及黃氏家族按各自所佔勵傑投資有限公司股權比例提供股東貸款。貸款旨在為向信和酒店擁有25%權益之百騰置業有限公司借出貸款提供資金。 股東貸款為無抵押、計息及無特定還款期。利率每年由放款人及借款人參考借款人上年度平均資金成本加利潤經公平磋商後釐定。 股東提供股東貸款作為股本投資以外資金作為公司營運資屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款之條款按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃按彼等各自所佔勵傑投資有限公司之股權比例提供。

類別	放款人／彌償保證人	借款人	交易基準
提供股東貸款	Manigreat Company Ltd (信和之全資附屬公司)	Minard Investment Ltd (信和及黃氏家族分別擁有50%)	董事確認，貸款乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向Minard Investment Ltd提供。 該等股東貸款由信和及黃氏家族按彼等所佔Minard Investment Ltd股權比例而提供。貸款之目的為提供資金向涉及房地產電子商貿及其他相關業務之聯營公司作出投資。 該等股東貸款為無抵押、免息及無特定還款期。 股東提供股東貸款作為股本投資以外資金作為公司營運資金屬業內慣例。有關息率介乎免息至市場息率，而有關市場息率參考借款人資金成本而定，惟須視乎所投資公司業務發展階段及取得銀行信貸能力等因素而定。吾等認為股東貸款之條款按一般商業條款訂立，並符合業內慣例，而有關股東貸款乃信和及黃氏家族按彼等各自所佔Minard Investment Ltd之股權比例提供。

類別	放款人／彌償保證人	借款人	交易基準
租賃物業	信和置業集團 黃氏家族	黃氏家族 信和置業集團	董事確認，租賃物業乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款進行。信和置業集團與黃氏家族之所有租賃安排乃參考特定物業當時市場租值訂立。

(iii) 僅須作出申報

類別	放款人／彌償保證人	借款人	交易基準
提供彌償保證	信和	Pacific Palisades Funding Ltd (信和及黃氏家族分別擁有20%及80%)	董事確認，彌償保證乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向Pacific Palisades Funding Ltd提供。 該項彌償保證乃於二零零零年一月就提供資金贖回由Pacific Palisades Funding Ltd發行之票據而提供，為期六年。 該項彌償保證按所佔Pacific Palisades Funding Ltd股權比例以個別(而非共同及個別)之方式提供。 吾等認為彌償保證之條款按一般商業條款訂立，並與業內慣例相符。

類別	服務供應商	客戶	交易基準
酒店管理服務	R.P. Hotel Limited (信和酒店之全資附屬公司)	黃氏家族	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款提供。R.P. Hotel Limited每年收取1,000,000港元管理費，另加財政年度之實際經營溢利總額超過年度業務計劃所預測之經營溢利總額差額10%之獎金。 雖然R.P. Hotel Limited並無任何第三方客戶，但吾等認為酒店管理合約之條款乃按一般商業條款訂立，並與香港業內慣例相符。
酒店管理服務	港島太平洋酒店有限公司 (信和酒店之全資附屬公司)	黃氏家族	董事確認該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族提供。 根據酒店管理協議，港島太平洋酒店有限公司按酒店之年度收益2%收取管理費，惟以每年950,000港元為限。 雖然港島太平洋酒店有限公司並無任何第三方客戶，但吾等認為酒店管理協議之條款乃按一般商業條款訂立，並與香港業內慣例相符。
護衛服務	信和護衛有限公司 (信和之全資附屬公司)	黃氏家族	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族提供。該等服務按成本加成法提供，與向其他獨立第三方客戶提供服務所用基準相同。 吾等認為，向黃氏家族提供服務之溢利率與向獨立第三方客戶所提供者相符。

類別	服務供應商	客戶	交易基準
停車場管理服務	信和停車場管理有限公司 (信和與黃氏家族分別擁有50%)	信和及黃氏家族	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向信和及黃氏家族提供，按相同條款向信和及黃氏家族提供，並收取停車場業務總收益之12%作為管理費，而有關費用與在計及相關風險因素而向其他獨立第三方客戶所收取者相符。
物業管理服務	信和物業管理有限公司 (信和之全資附屬公司)	黃氏家族	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族提供。期間，信和物業管理有限公司按管理開支0.5%收取管理人酬金，即公司就類似服務而收取獨立第三方客戶之平均收費。
管理服務	信和物業服務有限公司 (信和之全資附屬公司)	黃氏家族	管理服務指如資訊科技、會計服務及維修服務等物業管理服務協議並無涵蓋之顧問服務。 董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族提供。服務乃參考樓宇之規模及類型釐定收費，並與向獨立第三方提供服務之收費相符。

類別	服務供應商	客戶	交易基準
九龍灣啟信道內部裝修工程之管理承包服務	逢源建築有限公司 (信和之全資附屬公司)	Rich Century Investment Limited (信和及黃氏家族分別擁有50%)	董事確認，該管理承包合約乃屬於日常業務中按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款公平訂立。 該合約授予五名投標者中出價最低之獨立承包商。由於最終投標者為Rich Century Investment Limited，為一名新承包商，故此公司委聘逢源建築有限公司作為管理承包商，而該公司按背對背基準與最低價投標者簽訂合約，惟直接向分包商付款之責任除外。管理層認為，該安排可確保工程質素能符合所需標準，並如期完成及轉交政府。 由於信和擁有該物業50%，故吾等認為，委聘逢源建築有限公司作為管理承包商以確保工程質素符合信和利益。
金馬麟山道之建築服務	逢源建築有限公司 (信和之全資附屬公司)	Noblepark Limited (黃氏家族之全資附屬公司)	董事確認，該建築合約乃屬於日常業務中按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款公平訂立。 合約授予逢源建築有限公司而非另外兩名投標者，此乃由於該兩名投標者之最終標價超逾Noblepark Limited之預算。Noblepark Limited按成本加成基準以屬於建築業同類項目一般毛利率範圍內之毛利率與逢源建築有限公司進行磋商。
大廈清潔服務	恒毅清潔服務有限公司 (信和之全資附屬公司)	黃氏家族	董事確認，該等服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族提供。該等服務按成本加成法提供，並與向其他第三方客戶所提供者相符。 吾等認為向黃氏家族提供之服務之溢利率與於期間向獨立第三方所提供者相符。

下表概述關連交易詳情及釐定該等關連交易條款及條件之準則。

1. **信和集團與黃氏家族之關連交易**

(i) 須獲獨立股東批准

根據檢討之結果，信和集團與黃氏家族並無進行任何違反上市規則須獲獨立股東批准之關連交易。

(ii) 須作出年報申報及公佈

類別	服務供應商	客戶	交易基準
行政服務	信和行政服務有限公司 (信和全資附屬公司)	黃氏家族及信和	董事確認，行政服務乃屬於日常業務中以公平基準按一般商業條款及按不遜於尖沙咀置業、信和及信和酒店給予獨立第三方之條款向黃氏家族及信和提供。 信和行政服務有限公司之主要業務為向信和、黃氏家族、信和酒店及尖沙咀置業提供行政支援。期間，信和行政服務有限公司約98%之費用由黃氏家族與信和攤分，其餘由尖沙咀置業及信和酒店支付。信和與黃氏家族乃按(i)信和集團及黃氏家族所佔各項落成物業及發展中物業之總建築面積；及(ii)另加上佔信和置業集團之總建築面積0.3之數額而分擔，以顯示上市集團較私人公司所承擔之概約額外行政服務費用。 額外附加佔信和集團之總建築面積0.3之數額主要由於信和作為上市公司須就公司秘書、會計及監管申報等服務投放額外資源所致。按未計及已計該以0.3為基礎計算之附加數額後之總建築面積計算，信和所佔費用分配比率分別介乎57%至73%及64%至78%。 由於黃氏家族與信和均從事物業發展行業，故吾等認為彼等根據總建築面積攤分費用乃屬公平合理。

D. 聯席獨立委員會之檢討

聯席獨立委員會由尖沙咀置業、信和及信和酒店之獨立非執行董事夏佳理先生及鄭明訓先生組成，就尖沙咀置業集團、信和置業集團及信和酒店集團與彼等各自之關連人士所進行之關連交易有否遵守上市規則而進行全面檢討。

聯席獨立委員會應要求在外界顧問之協助下，全面檢討信和集團與彼等之關連人士在無遵守上市規則之規定作出年報申報、公佈及(如適用)獲獨立股東批准之情況下而進行之關連交易。

吾等作為獨立財務顧問，被要求就最後可行日期止六年間之有關期間(「**期間**」)內所進行總值超逾上市規則規定須作出申報而沒有遵守之關連交易發表意見：

(i) 於檢討中識別並無遵守上市規則須獲獨立股東批准規定之個別關連交易；及

(ii) 並無遵守上市規則須作出年報申報及(如適用)公佈規定之關連交易條款及條件之釐定準則。

E. 整體定價政策及關連交易之條款

在考慮關連交易是否公平合理時，吾等曾與尖沙咀置業、信和及信和酒店檢討及磋商關連交易之條款。

倘若關連交易之關連各方同時為向其他獨立第三方客戶提供同類服務之服務供應商，則吾等會將彼等與該等獨立第三方客戶進行之交易條件作比較。該比較以服務供應商與關連各方及與其他獨立第三方所訂若干服務合約以抽樣檢討為基準而進行。吾等亦已檢討管理層在可行情況下所提供與關連各方及獨立第三方進行之交易之總溢利率。倘該服務供應商並無向其他獨立第三方客戶提供任何服務，則吾等會將服務合約之條款與有關行業具類似性質者作出比較。

5. 對尖沙咀置業及信和之財務影響

吾等已根據信和置業集團截至二零零三年十二月三十一日止六個月之最近期中期報告，評估香蜜湖收購對信和置業集團之財務影響。

尖沙咀置業及信和董事已向吾等確認，於合營公司之權益將以權益會計法在信和置業集團之財務報表入賬，而於香蜜湖收購完成後當時對信和置業集團之損益賬不會有重大影響。

按通函所述，香蜜湖總收購代價950,000,000元人民幣（約893,950,000港元）其中475,000,000元人民幣（約446,980,000港元）已由信和中國於二零零四年四月二十三日以信和內部資源全數支付。根據信和最近期之中期報告，吾等獲悉信和置業集團於二零零三年十二月三十一日擁有現金及等同現金項目約1,956,000,000港元，足以支付香蜜湖收購之代價約446,980,000港元。由於香蜜湖收購完全以內部資金撥付，故並無發行新股份亦無向外籌集資金。因此，對股東於信和之股權並無攤薄影響。此外，對信和置業集團之資產負債水平亦無重大影響。

信和為尖沙咀置業之附屬公司，而於最後可行日期，尖沙咀置業擁有信和約50.06%股權。由於尖沙咀置業之綜合財務報表已將信和之財務報表合併入賬，故香蜜湖收購對尖沙咀置業並無重大財務影響。

3. 香蜜湖收購之理由及益處

按通函所述，尖沙咀置業及信和董事認為香蜜湖收購為信和在中國之投資良機，同時亦有助補充土地儲備待發展。根據信和最近期之年報，吾等得悉信和最近已在中國完成首個發展項目。此外，尖沙咀置業及信和董事向吾等表示，除上述香蜜湖收購外，信和現時在深圳並無土地儲備。基於深圳物業市場前景樂觀，吾等認同董事之意見，認為香蜜湖收購為信和在中國之投資良機，並有助在深圳建立土地儲備作發展用途。

尖沙咀置業及信和董事向吾等表示，指尖沙咀置業集團及信和置業集團已有超過十年與中國海外發展合作之經驗。由於中國海外發展集團在中國物業市場具有經驗及良好聲譽，故尖沙咀置業及信和董事決定與中國海外發展集團共同參與香蜜湖收購。此外，考慮到香蜜湖收購之規模，吾等從尖沙咀置業及信和董事之意見中了解到信和與在深圳發展逾十年之中國海外發展共同參與大型住宅與商業發展項目符合信和利益。基於信和在中國物業發展市場（尤其在深圳）方面並無廣泛經驗，吾等認同尖沙咀置業及信和董事之意見，認為與中國海外發展共同發展符合信和利益。此外，由於中國海外發展為中國之建築商及具聲譽之物業發展公司，故尖沙咀置業及信和董事相信信和與中國海外發展可發揮各自在物業發展及建築方面之實力，提升合營公司項目之整體價值。

4. 深圳盛輝之條款

吾等得悉土地拍賣是中國政府分配土地方法之一。信和置業集團及中國海外發展集團在公開拍賣中共同投標成功後，獲深圳市政府批出香蜜湖收購。信和置業集團及中國海外發展集團已按50:50之比例支付香蜜湖收購之總代價。

按公佈所述，吾等得悉合營公司為香蜜湖收購之買方，其中信和中國及中海地產各佔合營公司50%股權。根據合營公司合約，吾等得悉合營公司經營期為10年，業務範圍包括房地產發展及經營香密湖收購。

吾等已進一步審閱日期為二零零四年四月三十日香蜜湖收購之土地使用權轉讓合同，得知土地使用權之有效期為70年，由二零零三年八月二十五日至二零七三年八月二十四日。

鑑於(i)每份非小額豁免建築合約均經過激烈之投標及磋商過程後方會發出；(ii)審批過程嚴格（包括高級管理層及技術主管跟進各項投票）；及(iii)董事確認向中國海外發展發出非小額豁免建築合約乃屬於日常業務中按不遜於與獨立第三方交易之一般商業條款及按照公平原則進行，故吾等同意尖沙咀置業及信和董事之觀點，認為中國海外發展並無就非小額豁免建築合約獲得任何優待。

C. 香蜜湖收購

1. 背景

按公佈所述，信和置業集團與中國海外發展集團就一項公開拍賣中國深圳物業之土地使用權，共同參與香蜜湖收購。該幅土地由信和置業集團與中國海外發展集團各佔50%股權之合營公司深圳盛輝（「**合營公司**」）購入。香蜜湖收購之總代價為950,000,000元人民幣（約893,950,000港元）（即信和及中國海外發展於公開拍賣之出價）。信和置業集團50%股權所佔金額475,000,000元人民幣（約446,980,000港元）是以內部資金撥付。

2. 深圳物業市場前景

評估香蜜湖收購對尖沙咀置業集團及信和置業集團是否公平合理時，吾等已審閱有關深圳物業市場之行業及市場資料。吾等從近期研究報告得知，儘管中國政府最近實施宏觀調控，但深圳物業市場仍在發展中。在香港與深圳實行全日二十四小時通關政策、簽訂更緊密經貿關係協議及深圳市政府為重整市場而增加土地供應後，二零零三年下半年之深圳房地產市場需求殷切。二零零四年首五個月與二零零三年同期比較，深圳物業發展及投資總值以年率計增長8.1%。隨著深圳經濟快速增長，住宅物業之需求急速上升。根據深圳土地資源及房屋管理局之統計資料，吾等得悉香蜜湖所在地區福田區之新住宅供應不足以應付當地整體需求。香蜜湖地區之住宅物業價格更於過去三年持續上升。

管理層向吾等表示，就每個項目決定成功投標者時，除最佳出價外，標書審核委員會亦考慮下列因素：

(a) 所報之合約金額及預計完成合約之時間；

(b) 項目性質及以往有關經驗；及

(c) 投標者之財政實力。

(v) 授出合約

待高級管理層批准最終投標者後，一般會於兩個星期內(由高級管理層批准後起計)向成功投標者發出意向書，隨後並發出項目合約。

2. 與中國海外發展就非小額豁免建築合約合作之理由

按公佈所述，尖沙咀置業及信和董事認為發出非小額豁免建築合約乃(i)屬於尖沙咀置業集團及信和置業集團日常一般業務；(ii)按照公平準則；(iii)按照一般商業條款；及(iv)有關條款不遜於尖沙咀置業及信和給予或來自獨立第三方之條款(視情況而定)。此外，尖沙咀置業及信和董事確認尖沙咀置業及信和並無持有任何中國海外發展股份，亦無代表加入中國海外發展之董事會(反之亦然)。尖沙咀置業集團、信和置業集團及中國海外集團所組成之三家合營公司(現為尖沙咀置業集團及信和置業集團之全資附屬公司)於二零零三年十二月三十一日之總資產淨值分別佔尖沙咀置業及信和之資產淨值分別約0.038%及0.013%。

按吾等之函件第B(1)部所述，吾等已審閱五份須作出公佈及經尖沙咀置業及信和獨立股東批准之非小額豁免建築合約之內部備忘錄，獲悉在多個名列投標者名單當中，中國海外發展為該五份非小額豁免建築合約中其中四份之最低價投標者，而其餘一份建築合約則為五名投標者中之第二最低價投標者。由於管理層留意到最低投標者缺乏自行處理大型項目之經驗，加上財政能力並不雄厚，故此即使最低價投標者之合約總額跟中國海外發展有差異，亦無選用該名最低價投標者。

向指定供應商取得物料或貨品之主要成本金額。倘不計及主要成本金額，則中國海外發展截至二零零四年六月三十日止六個年度所佔獲授合約總金額的百分比分別為0%、11%、0%、47%、44%及75%。尖沙咀置業及信和董事認為，尖沙咀置業及信和是在完全及正確地遵守投標程序後向中國海外發展授出非小額豁免建築合約。

(ii) 甄選投標者

向承包商發出建築合約前，尖沙咀置業及信和會邀請不少於工作指引列明而類別頗為廣泛且已名列尖沙咀置業及信和之經審批投標者名單上之投標者，就有關項目提交標書。吾等知悉該份經審批投標者名單每隔六個月在每年一月及七月修訂。每個項目完成後，尖沙咀置業及信和均會評估承包商的表現，以判斷表現是否滿意。表現欠佳之承包商(如有)於一段時間內不得或暫停競投尖沙咀置業集團或信和置業集團之項目。吾等曾與管理層討論，知悉管理層最初是根據項目性質、投標者以往紀錄及財政實力等因素甄選及邀請投標者。

(iii) 標書分析

收到標書後，批授合約部門之有關負責人開始分析各投標者提交之標書。小組隨即編撰首份投標報告呈交標書審核委員會進行討論。標書審核委員會由五名成員組成，其中包括尖沙咀置業及信和之高級管理層。標書審核委員會最後篩選最少三名投標價最低之投標者進一步磋商合約。

(iv) 磋商合約

吾等獲管理層表示，得悉最少兩名標書審核委員會(「**談判代表**」)之成員會與經篩選之投標者磋商合約。吾等知道在磋商合約過程中，上文(iii)段所述的負責人亦會參與磋商。經過所有會晤及磋商後，有關批授合約部門之總經理及談判代表以至尖沙咀置業與信和負責有關項目之執行董事及高級管理層將聯合推薦第二份投標報告。吾等獲管理層告知該聯合審批過程旨在確保推薦實屬公平及具透明度。

吾等已審閱投標程序，並與管理層討論投標過程之運作。

(i) 經審批投標者名單

尖沙咀置業及信和只會向名列經審批投標者名單內之投標者發出建築合約。尖沙咀置業集團及信和置業集團現時之名單上有超過135名可競投地基工程、上層建築物及機械與電子工程之經審批投標者，而中國海外發展為其中之一。據管理層表示，中國海外發展自一九八五年起已一直參與尖沙咀置業及信和項目，而從未被尖沙咀置業集團或信和置業集團除名或暫停競投建築合約。

以下為截至二零零四年六月三十日止六個年度由尖沙咀置業集團及信和置業集團授出合約之總金額及向中國海外發展授出合約之總金額，而資料由尖沙咀置業及信和之管理層編撰：

	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
			(百萬港元)			
合約總金額	425	450	1,489	766	1,984	1,273
向中國海外發展授出合約之總金額	0	51	0	518	1,268	1,224
中國海外發展獲授合約之百分比	0%	11%	0%	68%	64%	96%
中國海外發展獲授合約之百分比(不包括主要成本金額)	0%	11%	0%	47%	44%	75%

根據上表，截至二零零四年六月三十日止六個年度，向中國海外發展授出合約之總金額分別佔尖沙咀置業與信和向彼等之承包商授出合約之總額約0%、11%、0%、68%、64%及96%。向中國海外發展授出合約之總金額包括由指定分包商進行之特定工程或服務之主要成本金額，或

吾等已審閱尖沙咀置業及信和於二零零三年三月四日最新之工作指示。以下為向成功競投人士發出建築合約前甄選投標者程序之簡單流程：


經審批投標者名單
資格預審／甄選投標者
向投標者發出邀請信
標書分析
編撰首份投標報告及
向標書審核委員會簡介
磋商合約價格
建議授出合約及
編撰第二份投標報告
授出合約
意向書
及
授出合約

在考慮非小額豁免建築合約整體上是否公平合理時，吾等與尖沙咀置業及信和之管理層已檢討及討論整體投標政策及非小額豁免建築合約之條款，以衡量非小額豁免建築合約是否按一般商業條款公平訂立，對尖沙咀置業集團、信和置業集團及其股東而言是否公平合理。

為達致吾等之意見，吾等與尖沙咀置業及信和之管理層已就(i)尖沙咀置業及信和之整體投標政策；(ii)工作指引；及(iii)有關非小額豁免建築合約的內部備忘錄(記錄管理層對各非小額豁免建築合約之建議及理據)進行檢討及討論。

吾等曾與尖沙咀置業及信和董事進行討論，了解到尖沙咀置業集團及信和集團所有建築合約均以投標方式向承包商發出。吾等注意到尖沙咀置業集團及信和置業集團均設有嚴格之授出合約程序，自一九九七年十月以來一直以書面制定投標程序，由管理層定期檢討。經修訂之投標程序會列作工作指示備忘，向尖沙咀置業集團及信和置業集團內部所有有關人士傳閱。就此而言，管理層認為，書面程序提供清淅的框架讓僱員遵守，可確保尖沙咀置業及信和置業集團投標程序系統之透明度。

B. 非小額豁免建築合約

1. 整體投標政策及非小額豁免建築合約之條款

按公佈所述，自一九九零年六月起，信和給予中國海外發展集團若干物業發展之非小額豁免建築合約。二零零四年七月二十三日前，中國海外發展集團為中海信和合營公司之主要股東，而中海信和合營公司為尖沙咀置業及信和之非全資附屬公司，因此根據上市規則，中國海外發展為尖沙咀置業及信和之關連人士。

以下為進行交易時須作出年報申報、公佈及須經尖沙咀置業及信和各自的獨立股東批准(如適用)之非小額豁免建築合約概要：

信和置業集團	訂立合約或意向書日期	合約金額(百萬港元)	並無遵守之上市規則規定 信和	尖沙咀置業
1. Full Fair Ltd.	二零零四年三月二十五日	569	公佈	公佈及獨立股東批准
	二零零四年五月十三日	5.3	公佈	公佈及獨立股東批准
2. Active Success Development Ltd.	二零零三年十一月二十二日	654.9	公佈	公佈及獨立股東批准
3. Grand Creator Investment Ltd.	二零零三年六月二日	1,180	年報申報、公佈及獨立股東批准	年報申報、公佈及獨立股東批准
4. Kingdom Investment Ltd.	二零零二年六月三日	517.5	年報申報、公佈	年報申報、公佈及獨立股東批准
5. Allways Success Development Ltd.	一九九零年六月十一日及一九九零年七月三十日	335	年報申報、公佈及獨立股東批准	年報申報、公佈及獨立股東批准

主要考慮因素

在評估關連交易及向聯席獨立委員會提供獨立財務意見時，吾等已考慮下列主要因素及關連交易之理由：

A. 背景

1. 尖沙咀置業集團及信和置業集團

尖沙咀置業為信和之控股公司。尖沙咀置業及信和均為投資控股公司，主要業務包括物業發展與投資、股份投資與買賣、融資及管理服務。信和置業集團之核心業務為物業發展以作銷售及投資。為配合核心業務，信和置業集團亦從事多項物業發展相關業務，包括建築、物業管理、停車場經營及管理、清潔服務及保安與其他客戶服務。

2. 信和酒店

信和酒店為投資控股公司，主要業務包括酒店投資、酒店及會所管理。

3. 中國海外發展集團

中國海外發展集團具有豐富建造業經驗，業務範圍包括在香港、中國及澳門從事建造及承包、物業發展、基建投資、物業管理、建造顧問與監督及建築設計顧問。

在建造業方面，中國海外發展集團已在香港、中國及澳門完成超過600個項目，亦曾參與多項香港大型項目，包括赤鱲角新機場客運大樓、迪士尼公園基建及西九龍填海工程。中國海外集團亦在中國以「中海地產」為商號經營廣泛之物業發展業務，營業地點包括北京、上海、廣州、深圳及南京等地。

4. 嘉里建設

嘉里建設為香港之主要物業公司，在香港及中國已建立大型及均衡之資產組合，並於黃金地帶集中發展頂級商住物業、為物流中心及倉庫進行策略選址、主要基建項目，以及為客戶及租戶提供全面且有效率之管理服務。

吾等作為聯席獨立委員會之獨立財務顧問之職責，是就關連交易的條款是否(i)屬尖沙咀置業集團、信和置業集團及信和酒店集團之日常一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)（如適用）按不遜於尖沙咀置業、信和及信和酒店給予或來自獨立第三方之條款訂立；及(v)對尖沙咀置業集團、信和置業集團、信和酒店集團及各自之股東而言是否公平合理發表意見。

吾等乃依據尖沙咀置業、信和及信和酒店向吾等提供的資料及事實達致意見。吾等假設通函所載或引述之所有資料、意見及聲明在各主要方面均屬真實、完備及準確而加以信賴。吾等亦信賴尖沙咀置業、信和及信和酒店作出之聲明，指彼等已作出一切合理查詢及審慎決定，而就彼等所知及所信，通函（包括本函件）並無遺漏任何其他重要事實或聲明，以致所載的任何內容有所誤導。吾等亦假設尖沙咀置業、信和及信和酒店向吾等提供並在通函發表及引述之所有資料、陳述及聲明（對此尖沙咀置業、信和及信和酒店完全負責）於作出時及在寄發通函當日在各主要方面均屬真實、完備及準確。

吾等認為已審閱足夠資料，使吾等可就關連交易之條款達致知情之觀點，並為吾等之意見提供合理依據。吾等並無理由懷疑遺漏或隱瞞任何重大事實，而就吾等所知亦無出現任何事實或情況致使吾等所獲資料及聲明屬失實、不確或誤導。然而，吾等並無對尖沙咀置業、信和及信和酒店提供之資料進行獨立核證，亦無對尖沙咀置業集團、信和置業集團及信和酒店集團之業務及狀況進行獨立深入調查。

德 國 商 業 銀 行

COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

關連交易

緒言

吾等獲委任為獨立財務顧問，就非小額豁免建築合約、香蜜湖收購及聯席獨立委員會在外界顧問協助下於檢討期間識別之若干關連交易向聯席獨立委員會提供意見。關連交易之詳情及其他資料載於二零零四年八月十六日刊發之通函(「**通函**」，本函件為其中部份)。除文義另有所指外，通函已界定之詞語在本函件中具有相同涵義。

董事會於二零零四年六月二十五日公佈(「**公佈**」)，尖沙咀置業及信和董事會留意到在信和日常業務中，若干關連交易並無遵守上市規則。

除發出公佈外，尖沙咀置業及信和知悉上述違規後，已主動知會聯交所並向聯交所提交有關非小額豁免建築合約及香蜜湖收購之資料。此外，已初步成立聯席獨立委員會以全面檢討現時情況，並採取措施進一步加強尖沙咀置業及信和之遵例制度。兩名身兼信和酒店獨立非執行董事之聯席獨立委員會成員認為，就檢討之完整性而言，檢討之範圍須擴大至信和酒店集團與彼等各自之關連人士所進行之關連交易。

按董事會函件「遵守規章之內部監控程序」一節所述，信和集團將成立遵守規章委員會，以檢討有關關連交易之最新情況，並檢討當中可能進行之關連交易及加強遵守規章之內部監控程序之有效性。吾等贊成成立遵守規章委員會，並建議擴大信和集團審核委員會之書面職權範圍，包括遵守規章委員會於成立後須向審核委員會匯報，而審核委員會會向董事會匯報。

此致

列位股東　台照

代表
聯席獨立委員會
獨立非執行董事
夏佳理先生　　鄭明訓先生
謹啟

二零零四年八月十六日

2. 推薦建議

(a) 非小額豁免建築合約及香蜜湖收購

考慮德國商業銀行之意見後，吾等認為非小額豁免建築合約及香蜜湖收購乃(i)屬於尖沙咀置業集團及信和置業集團日常及一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)按不遜於尖沙咀置業及信和給予及來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合尖沙咀置業、信和及各股東整體利益訂立。

(b) 檢討

基於董事會函件之內容，吾等認為檢討已妥為進行：(i)吾等信納檢討已在合理可行之情況下識別信和集團在檢討期間進行之所有關連交易；及(ii)吾等獲信和集團及董事會法律顧問告知，法律顧問相信信和集團已得悉所有自一九八九年起上市規則有關關連交易之有重大轉變。

考慮德國商業銀行之意見後，吾等認為，在檢討過程中發現信和集團於檢討期間所進行並無遵守上市規則須作申報年報及公佈規定之關連交易均(i)屬於信和集團日常及一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)按不遜於尖沙咀置業、信和及信和酒店給予或來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合信和集團及各股東之整體利益。

為加強現有之內部監控程序，除通函第25至27頁所載董事會函件「遵守規章之內部監控程序」一節所述事宜外，吾等建議信和集團應採納書面規章程序，而吾等得悉信和集團已付出相當努力編撰有關遵守上市規則第14A章有關關連交易規定之程序。

展望將來，信和集團之法律及公司秘書部門之高級人員會與聯交所上市科定期磋商。

尖沙咀置業集團有限公司
(於香港註冊成立之有限公司)
(股份代號：247)

信和置業有限公司
(於香港註冊成立之有限公司)
(股份代號：83)

信和酒店(集團)有限公司
(於開曼群島註冊成立之受豁免有限公司)
(股份代號：1221)

敬啟者：

關連交易

吾等謹此提述尖沙咀置業、信和及信和酒店於二零零四年八月十六日發出之通函(「通函」，本函件為其中部份)。除文義另有所指外，通函已界定之詞語在本函件中具有相同涵義。

1. 緒言

吾等為尖沙咀置業及信和之獨立非執行董事及信和酒店三名獨立非執行董事其中兩名成員，已獲董事會要求(i)就非小額豁免建築合約及香蜜湖收購是否公平合理及符合尖沙咀置業、信和及各股東之整體利益向股東提供意見；及(ii)檢討信和集團與其關連人士進行之關連交易有否遵守上市規則。

謹請垂注(i)通函第5至28頁載有建築合約、香蜜湖收購及檢討結果重點之詳情；與(ii)通函第32至57頁所載德國商業銀行之意見書，當中載有關於非小額豁免建築合約及香蜜湖收購之意見，信和集團與其關連人士在檢討期間 並無遵守上市規則須作出年報申報及公佈規定之關連交易條款及條件之釐定基準之意見。

聯席獨立委員會之推薦建議

聯席獨立委員會被要求對關連交易進行檢討。德國商業銀行已獲委任為聯席獨立委員會之獨立財務顧問，就(i)非小額豁免建築合約；(ii)香蜜湖收購；及(iii)檢討發表意見。聯席獨立委員會致股東之函件載有就下列事項作出之推薦建議：(i)非小額豁免建築合約；(ii)香蜜湖收購、及(iii)載於本通函第29至31頁之檢討。

經考慮本通函第32至57頁所載德國商業銀行之意見書後，聯席獨立委員會認為：

(a) 非小額豁免建築合約及香蜜湖收購乃(i)屬於尖沙咀置業集團及信和置業集團日常及一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)(如適用)按不遜於尖沙咀置業、信和及信和酒店給予及來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合尖沙咀置業、信和及各股東整體利益；及

(b) 在檢討過程中發現，信和集團於檢討期間所進行及並無遵守上市規則作出年報申報及公佈規定之關連交易均為(i)屬於信和集團日常及一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)按不遜於尖沙咀置業、信和及信和酒店給予或來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合尖沙咀置業、信和、信和酒店及各股東整體利益。

其他資料

聯交所已表示保留權利，根據上市規則就信和集團及董事違反規定採取適當行動。

此致

列位股東　台照

代表
尖沙咀置業集團有限公司、
信和置業有限公司及
信和酒店(集團)有限公司
主席
黃志祥
謹啟

二零零四年八月十六日

(g) 內部審計部門會進行特別調查或研究，進一步改善辦公室程序及制度，以防止可能對任何日後關連交易之失察；及

(h) 內部審計部門會對合約部門進行更多審核，以確保關連交易依據適當程序進行。

日後在識別及處理根據上市規則可能屬關連交易之交易時，信和集團將按以下程序：

(a) 信和集團各部門主管須就所有可能進行之交易填妥清單，有關清單規定須考慮該等關連交易是否須遵守上市規則之有關規定。填妥清單後，預計各部門主管均會作出行動以熟悉及理解上市規則有關關連交易之規定，並參考由法律及公司秘書部門設立，而所有董事及部門主管均可擷取之關連人士數據庫所載之最新資料。於建議進行有關交易前向法律及公司秘書部門呈交填妥之清單。法律及公司秘書部門將審閱清單及複查該等建議進行之交易會否導致須遵守上市規則有關關連交易之規定；

(b) 倘懷疑建議進行之交易或屬於關連交易，則須向法律及公司秘書部門提出，而該部門必須向董事匯報有關事宜連同彼等之推薦建議及意見。在有需要時，亦須諮詢熟悉上市規則之外界律師或財務顧問意見；

(c) 每次就一項新交易或一項現行交易出現變更或重整有關交易而聘用外界律師或財務顧問時，須向彼等提供書面指示，要求考慮有關交易是否須遵守上市規則有關規定；及

(d) 在上述遵守規章委員會之監管下，法律及公司秘書部門將全力監察及確保所有部門均遵守上述程序。

(b) 提出任何根據上市規則或會影響或在日後影響信和集團之重大問題以供考慮；及

(c) 提出任何可能因上市規則所產生之潛在困難。

遵守規章委員會設有兩種匯報機制，主要匯報機制為透過法律及公司秘書董事向董事會匯報，而次要匯報機制則向審核委員會匯報。

此外，信和集團已執行下列程序：

(a) 當可能出現關連交易時，法律及公司秘書部門會慣常向外間顧問徵詢有關適當行動之意見，而如非屬於一般須作出必要行動之關連交易，則會於必要時作出檢討；

(b) 法律及公司秘書部門會加緊向主要行政人員定期發出內部備忘錄，列出信和集團之關連人士，並提示彼等有必要向法律及公司秘書部門報告可能出現之關連交易；

(c) 同樣，將會向合約部門發出清單(載有信和集團關連人士名單以及須披露關連及須予公佈交易之最低準則)以供檢討，而次數幾乎肯定會更為頻密，以確保日後所有建築合約均經過檢討方會獲批准；

(d) 公司內部會舉辦更多講座或每年由專業顧問主辦講座讓主要行政人員(包括來自合約部門之主要行政人員)參與，使彼等更為了解關連人士、關連交易及上市規則有關規定；

(e) 公司秘書部門的指定行政人員將每日留意其他上市公司及有關當局之公佈，使彼等可完全知悉及了解現時的最新發展；

(f) 法律及公司秘書部門會派代表參與更多外間講座及培訓課程，以知悉上市規則日後之任何修訂；

及受法律約束前不得披露。因此，尖沙咀置業集團及信和置業集團於成立有關主要物業項目之合營公司前取得獨立股東事先批准並不可行。截至本通函日期，董事仍在討論上述事宜。董事於稍後會徵詢聯交所及向聯交所申請豁免，取得有關豁免後將另行公佈。

雖然董事認為有需要取得若干豁免，但董事亦理解遵守上市規則及根據上市規則徵求股東批准之重要性，故在可行之情況下，董事正考慮就屬於以合營公司方式收購土地類別所指之交易時徵求獨立股東批准是否可行，而非在每次進行該類交易時徵求豁免股東批准。

遵守規章之內部監控程序

信和集團一向設有適當制度以識別及處理關連交易及其他上市規則規定，亦有聘請具有關經驗及專業之人員，並讓員工及管理層接受有關上市規則規定之培訓。

然而，得悉出現有關遵守規章之問題後，信和集團已採取措施加強現行之內部監控程序，其中包括增聘監察人員。

此外，信和集團將成立遵守規章委員會。該委員會由信和酒店之法律及公司秘書董事、法律及公司秘書部門兩名主管、在職之遵守規章主任、發展部門董事、信和酒店之行政總裁或其指定人士以及並非由董事領導之部門之主管組成。遵守規章委員會須定期舉行會議，檢討有關關連交易之最新情況、商討可能進行之關連交易，以及加強遵守規章之內部監控程序之有效性。基於審核委員會須於半年及年度完結時或前後舉行會議，故此遵守規章委員會須匯報有關之關連人士及關連交易，以便：

(a) 確認一直全面遵守上市規則或發現任何例外情況；

易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟因疏忽而遺漏。

(x) 租賃物業

於檢討期間，黃氏家族與信和置業集團相互出租物業。所有租賃安排均參考特定物業當時之市場租值及按一般商業條款公平磋商。下表概述信和置業集團向黃氏家族於檢討期間收取或支付之概約全年租金總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
自黃氏家族收取之租金	不適用	5.2	4.0	不適用	不適用	不適用
向黃氏家族支付之租金	20.0	23.1	22.1	18.8	18.2	19.4

就尖沙咀置業而言，由於上表所列信和置業集團於截至二零零零年及二零零一年六月三十日止年度向黃氏家族收取之概約全年總額超逾根據上市規則須在年報作出申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則在年報作出申報及公佈，惟因疏忽而遺漏。此外，由於信和置業集團向黃氏家族支付截至二零零四年六月三十日止六個年度之概約全年租金總額超逾根據上市規則須在年報作出申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟因疏忽而遺漏。

除上文所述者外，信和集團及黃氏家族於進行檢討過程中並無發現根據上市規則須作出申報及公佈之其他關連交易。

申請豁免

進行檢討後及由於在信和集團檢討期間發現之關連交易屬持續進行性質，故董事認為，在檢討過程中發現之某些類型之關連交易，信和集團日後每次進行該等交易時均須取得獨立股東事先批准並不可行。信和集團發現，在收購土地交易方面，尖沙咀置業集團及信和置業集團等物業發展商一般慣以合營安排方式參與土地發展項目。與潛在發展夥伴磋商之詳情及拍賣／招標文件於截至參與各方作出承諾

(viii) 提供酒店管理服務

信和酒店集團負責向黃氏家族擁有股權之兩間酒店提供酒店管理服務。上述兩間酒店之管理費計算基準為：(1)每年管理費1,000,000港元另加該財政年度之實際經營毛利超逾年度業務計劃所預算之經營毛利差額10%之獎金；及(2)相當於酒店年度收益2%之管理費，惟以950,000港元為上限。下表概述檢討期間黃氏家族應付概約全年酒店管理服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
酒店管理費	不適用	1.93	1.86	1.70	1.58	1.72

就信和酒店而言，由於上表所列截至二零零四年六月三十日止五個年度之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟因疏忽而遺漏。

(ix) 提供護衛服務

信和護衛有限公司為信和之全資附屬公司，負責向黃氏家族所擁有樓宇提供護衛服務。上述服務按成本加成法提供，並與給予其他獨立第三方客戶之條款相同。下表概述信和護衛有限公司於檢討期間向黃氏家族收取之概約全年護衛服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
護衛服務費	14.8	16.2	20.6	23.2	20.8	20.3

就尖沙咀置業及信和而言，由於上表所列截至二零零四年六月三十日止六個年度之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交

(vi) 提供物業管理服務

信和物業管理有限公司為信和之全資附屬公司，負責向黃氏家族所擁有若干樓宇提供物業管理服務。上述服務之管理酬金相當於管理開支0.5%，與向其他獨立第三方客戶提供同類服務收取之平均收費相符。下表概述信和物業管理有限公司於檢討期間向黃氏家族收取之概約全年物業管理服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
物業管理服務費	10.8	10.0	10.1	9.7	9.6	9.8

就尖沙咀置業及信和而言，由於上表所列截至二零零四年六月三十日止六個年度之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟因疏忽而遺漏。

(vii) 提供管理服務

信和物業服務有限公司為信和之全資附屬公司，負責向黃氏家族所擁有若干樓宇提供管理服務。上述服務之定價政策按樓宇之面積及種類而釐定，與給予其他獨立第三方客戶之條款相同。下表概述信和物業服務有限公司於檢討期間向黃氏家族收取之概約全年管理服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
管理服務費	4.9	4.5	4.5	不適用	2.9	3.1

就尖沙咀置業而言，由於上表所列截至一九九九年、二零零零年、二零零一年及二零零三年六月三十日止年度及截至二零零四年三月三十一日止九個月之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟因疏忽而遺漏。

第三方客戶之條款相同。下表概述恒毅清潔服務有限公司於檢討期間向黃氏家族收取之概約全年大廈清潔服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
大廈清潔服務費	10.8	10.9	14.3	15.2	14.0	14.8

就尖沙咀置業及信和而言，由於上表所列截至二零零四年六月三十日止六個年度之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應作出年報申報及公佈，惟因疏忽而遺漏。

(v) 提供停車場管理服務

信和停車場管理有限公司分別由信和及黃氏家族各持有50%，負責向信和置業集團之物業提供停車場管理服務。上述服務之管理費相當於停車場業務總收益12%，經考慮有關風險因素後，該數額與向其他獨立第三方客戶收取者相符。下表概述信和停車場管理有限公司於檢討期間向信和置業集團收取之概約全年停車場管理服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
停車場管理費	11.2	11.7	12.1	12.6	11.4	11.1

就尖沙咀置業及信和而言，由於上表所列截至二零零四年六月三十日止六個年度之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則在作出年報申報及公佈，惟因疏忽而遺漏。

(iii) 建築合約

檢討期間，黃氏家族於物業發展及投資等一般日常業務中，分別兩次向信和置業集團授出兩份黃氏家族於其中擁有股權之若干物業發展之建築合約。下表概述上述兩份建築合約及定價基準：

	黃氏家族	合約訂約方黃氏家族所佔百分比	信和置業集團	工作性質	授出合約日期	合約價值(百萬港元)	定價基準
1.	Rich Century Investment Limited	50	逢源建築有限公司	為九龍九龍灣啟信道12號NKIL5846之承租面積進行內部裝修工程	22/08/03	58.3	按背對背基準以最低投標價為準
2.	Noblepark Limited	100	逢源建築有限公司	香港金馬麟山道15號RBL423之大型建築物之主要合約	29/12/01	19.4	成本加成法

就尖沙咀置業及信和而言，由於上述建築合約之合約金額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故上述交易原應根據上市規則作出年報申報及公佈，惟尖沙咀置業及信和因疏忽而遺漏。

(iv) 提供大廈清潔服務

恒毅清潔服務有限公司為信和之全資附屬公司，負責向黃氏家族所持若干樓宇提供大廈清潔服務。上述服務按成本加成法提供，並與給予其他獨立

(ii) 分擔行政費用

信和行政服務有限公司為信和之全資附屬公司，負責向黃氏家族及信和集團提供行政服務(包括辦公室行政支援服務、秘書服務、公司秘書服務、會計及法律服務)。行政費用乃按(i)信和置業集團及黃氏家族所佔各項落成物業及發展中物業之總建築面積；及(ii)另加上信和置業集團所佔總建築面積0.3之數額而分擔，以顯示上市集團較私人公司所承擔之概約額外行政服務費用。下表概述檢討期間信和行政服務有限公司所收取之概約全年行政服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
	(百萬港元)					
行政服務費	84.4	93.8	85.4	58.8	47.9	49.3

就尖沙咀置業及信和而言，由於上表所列截至二零零三年六月三十日止五個年度及截至二零零四年三月三十一日止九個月之概約全年總額超逾根據上市規則須作出年報申報及公佈之關連交易相關規定之標準，故根據上市規則，上述交易原應作出年報申報及公佈，惟尖沙咀置業及信和因疏忽而遺漏。於二零零四年三月三十一日，在上市規則之修訂生效後，由於上述有關行政費用之攤分乃按可識別成本釐定，並由參與各方公平分擔，故此獲豁免根據上市規則第14A.31(8)條之規定在年報作出進一步申報及發出公佈。

(i) 財務資助

信和集團及黃氏家族已於檢討期間根據所佔有關股權按比例向若干合營公司提供股東貸款及彌償保證等財務資助。下表載列信和集團於檢討期間向該等合營公司分別提供之財務資助應佔部份之概約全年數額：

交易性質	合營夥伴 (百萬港元)		截至六月三十日止年度 一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年	上市規則規定
股東貸款	信和置業集團	黃氏家族	–	–	不適用	6.4 (T)	7.6 (T)	不適用	有關表內所列金額：(T)指尖沙咀置業須在年報申報之數額，(T/S)指尖沙咀置業及信和須在年報申報之數額
			13.5 (T/S)	不適用	不適用	4.3 (T)	20.3 (T/S)	不適用	
			85.1 (T/S)	不適用	不適用	41.3 (T/S)	不適用	不適用	
			23.5 (T/S)	不適用	不適用	6.1 (T)	6.1 (T)	不適用	
			4.2 (T)	4.8 (T)	30.0 (T/S)	不適用	12.1 (T/S)	不適用	
			28.5 (T/S)	不適用	不適用	不適用	不適用	不適用	
			不適用	42.2 (T/S)	不適用	6.5 (T)	不適用	不適用	
			4.9 (T)	不適用	不適用	不適用	不適用	不適用	
			不適用	10.2 (T/S)	不適用	不適用	不適用	不適用	
			94.0 (T/S)	8.9 (T/S)	不適用	不適用	不適用	不適用	
			不適用	不適用	9.8 (T/S)	10.3 (T/S)	不適用	不適用	
			98.0 (T/S)	不適用	不適用	不適用	329.3 (T/S)	不適用	
			288.9 (T/S)	290.0 (T/S)	285.5 (T/S)	112.6 (T/S)	不適用	不適用	
			不適用	不適用	不適用	1,083.3 (T/S)	不適用	不適用	
			3.9 (T)	9.0 (T/S)	不適用	不適用	不適用	不適用	
			不適用	4.9 (T)	不適用	不適用	不適用	不適用	
彌償保證	信和置業集團	黃氏家族	–	以260為上限	–	–	–	–	尖沙咀置業及信和須在年報申報
股東貸款	信和酒店集團	黃氏家族	–	不適用	29.1	不適用	不適用	–	信和酒店須作出申報

由於上表載列信和集團所提供財務資助之應佔部份超逾信和集團旗下有關公司根據上市規則須在年報作出申報之關連交易相關規定之標準，故上述交易原應在有關年報作出申報，惟信和集團因疏忽而遺漏。於二零零四年三月三十一日，在上市規則之修訂生效後，由於上述交易是按一般(或較有利)之商業條款及股權比例提供財務資助，故獲豁免根據上市規則第14A.65(3)(b)條在年報作出進一步申報及發出公佈以及獲獨立股東批准之規定。

根據檢討之結果，尖沙咀置業、信和及信和酒店之間進行之下列關連交易須根據上市規則作出年報申報及公佈，惟因疏忽而遺漏：

提供護衛服務

信和護衛有限公司為信和之全資附屬公司，負責向信和酒店集團管理之多間酒店提供護衛服務。上述服務按成本加成法提供，並與向其他獨立第三方客戶提供者相符。下表概述於檢討期間，信和護衛有限公司向信和酒店集團收取之概約全年護衛服務費總額：

	截至六月三十日止年度					
	一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
			(百萬港元)			
護衛服務費	不適用	不適用	1.93	1.89	1.55	1.31

就信和酒店而言，由於上表所列信和護衛有限公司截至二零零四年六月三十日止四年度所提供護衛服務之概約全年護衛服務費總額超逾須根據上市規則作出年報申報及公佈之關連交易相關規定，故上述交易原應作出年報申報及公佈，惟信和酒店因疏忽而遺漏。

除上文所述者外，在檢討過程中並無發現其他尖沙咀置業集團、信和置業集團與信和酒店集團之間所進行而根據上市規則須作出年報申報及公佈之關連交易。

(c) 信和集團與黃氏家族進行之關連交易

根據檢討之結果，信和集團與黃氏家族進行之下列關連交易，須根據上市規則作出年報申報及公佈，惟因疏忽而遺漏：

(a) 信和集團與外界關連人士進行之關連交易

財務資助

嘉里建設集團為信和若干非全資附屬公司(亦即尖沙咀置業若干非全資附屬公司)之主要股東，故根據上市規則，嘉里建設屬於尖沙咀置業及信和之關連人士。

信和置業集團已於檢討期間根據所佔有關股權按比例向若干與嘉里建設集團合營之公司提供股東貸款。下表載列信和集團於檢討期間所提供股東貸款應佔部份之概約全年數額：

交易性質	合營夥伴		截至六月三十日止年度 一九九九年	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年	上市規則規定
			(百萬港元)						
股東貸款	信和置業集團	嘉里建設集團	–	–	–	–	102	–	尖沙咀置業及信和
			–	–	–	–	129	–	須在年報作出申報
			–	–	–	–	48.3	不適用	

就尖沙咀置業及信和而言，由於上表載列信和置業集團所提供股東貸款之應佔部份超逾上市規則規定作出年報申報之關連交易相關規定，故上述交易原應在有關年報作出申報，惟尖沙咀置業及信和因疏忽而遺漏。於二零零四年三月三十一日，在上市規則之修訂生效後，由於上述交易是按一般(或較有利)之商業條款及股權比例提供財務資助，故獲豁免根據上市規則第14A.65(3)(b)條之規定在年報作出進一步申報及公佈。

除上述交易外，在檢討過程中並無發現其他信和集團與外界關連人士所進行而根據上市規則須在年報作出申報及公佈之關連交易。

(b) 尖沙咀置業集團、信和置業集團與信和酒店集團之間進行之關連交易

由於黃廷方先生為尖沙咀置業及信和之主要股東，而信和酒店則為黃廷方先生之聯繫人士，因此根據上市規則，信和酒店屬尖沙咀置業及信和之關連人士。

前之交易文件。因此，檢討僅涵蓋過往六年所進行之交易，即信和集團與彼等各自之關連人士自一九九八年七月一日起進行之交易。

(b) 檢討必須基於信和集團所有資料進行。該等資料包括(i)信和集團現任董事及各部門主管所知之資料；及(ii)上述人士合理地取得之紀錄所示資料。

(c) 上市規則有關關連交易之規定自一九八九年以來不時修改，而現時並無任何系統可簡便識別所有有關修改因而未必完備。然而，聯席獨立委員會獲信和集團及董事會各自之法律顧問通知，就法律顧問所知，已識別上市規則自一九八九年以來關於關連交易之重大更改。

檢討之結果

除上述非小額豁免建築合約及香蜜湖收購外，信和集團並無任何於檢討期間所識別而須獲獨立股東批准之其他關連交易。

然而，若干其他信和集團之關連交易乃於檢討期間被識別，並無遵守上市規則作出年報申報及(如適用)公佈之規定。德國商業銀行亦被要求就上述關連交易之條款及條件之釐定基準提供意見。按其意見書(本通函第32至57頁)所載，彼等認為該等交易乃(i)屬於信和集團日常及一般業務；(ii)以公平基準進行；(iii)按一般商業條款；(iv)(如適用)按不遜於尖沙咀置業、信和及信和酒店給予或來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合尖沙咀置業、信和、信和酒店及各自之股東之整體利益訂立。有關交易之概要載述如下：

按下文所提供之資料，(i)截至二零零四年六月三十日止年度之價值僅按預計方式計算；及(ii)全年總值並無超逾申報及／或公佈規定之交易或經已根據上市規則作出年報申報及(如適用)公佈之交易，其價格均已列為不適用。

之合營公司在以下之情況下不在計算內，其中包括：該等合營公司因在該日期前成立之合營公司所引伸而成立，或藉該等關連人士關係所成立之合營公司所引伸而成立，而有關成立之資本承擔並無超逾須作出年報申報及公佈之規定。

於識別(i)尖沙咀置業集團、信和置業集團與信和酒店集團；及(ii)信和集團與黃氏家族進行之任何關連交易時，僅將(1)上述交易按性質分類並以整體形式；及(2)以全年總金額作出調查。

(c) 根據上市規則適用規定來計算在檢討過程中發現之信和集團關連交易而所根據規定以於訂立關連交易時之規定版本為準。信和集團之核數師獲要求查核計算有關標準之準確性，並發現計算結果準確。

(d) 釐定檢討時發現之關連交易有否遵守上市規則作出年報申報、公佈及(如適用)經獨立股東批准之規定。

(e) 要求獨立財務顧問德國商業銀行就下列事項發表意見：

  (i) 檢討時發現並無遵守上市規則須徵求股東批准規定之個別關連交易；及

  (ii) 原應遵守上市規則作出申報及(如適用)公佈規定之關連交易之條款及條件之釐定基準。

(f) 聯席獨立委員會向董事會匯報檢討之結果。

(g) 向聯交所匯報檢討之結果，並向有關股東作出適當披露。

就檢討範圍發表意見時所考慮之因素：

(a) 有問題之交易乃信和集團於頗長時間前進行。雖然信和集團為符合所有相關監管規定而訂有適當之保存文件政策，惟不大可能保存超過六年以

聯席獨立委員會之檢討

在法律顧問協助下，聯席獨立委員會被要求在合理可行情況下盡快檢討信和集團有否與其關連人士在(i)檢討期間；及(ii)檢討期間以外之指定期間進行根據上市規則規定須作出年報申報、公佈及(如適用)經獨立股東批准之任何可能屬關連交易之交易，並檢討有否遵守該等規定。

檢討範圍

徵詢信和集團法律顧問胡關李羅律師行及董事會法律顧問Clifford Chance之意見後，聯席獨立委員會認為檢討範圍如下：

(a) 識別信和集團之關連人士。一九八九年十二月聯交所實行上市規則第三版時，首次引入「關連人士」之釋義及將與該等人士進行之交易分類為「關連交易」，故聯席獨立委員會乃按自上述日期起進行之交易中識別尖沙咀置業及信和之關連人士。而信和酒店方面則由一九九五年三月份首次在聯交所上市起進行識別。

(b) 識別任何由信和集團與其關連人士進行之關連交易，而該等關連交易可分為以下三類：

(i) 信和集團與外界關連人士進行之關連交易；

(ii) 尖沙咀置業、信和置業集團及信和酒店之間進行之關連交易；及

(iii) 信和集團與黃氏家族進行之關連交易。

識別信和集團與其關連人士進行之關連交易乃以檢討期間為限，而檢討期間指信和集團就該等特定關連交易保存充份文件之最早實際日期。

由於一九九九年五月前之上市規則並無在成立合營公司方面就關連交易規定之應用提供指引，故僅能識別自一九九九年五月起可能由信和集團關連人士組成之合營公司。此外，在一九九九年五月後與關連人士成立

尖沙咀置業及信和之董事認為，所有建築合約及香蜜湖收購均基於尖沙咀置業、信和及彼等各自之全體股東之最佳利益而訂立。按二零零四年六月二十五日之公佈所述，兩間公司或曾非刻意地未有遵守上市規則。至此，尖沙咀置業及信和之董事獲悉尖沙咀置業及信和並無持有中國海外發展股份，亦無代表加入中國海外發展之董事會，而中國海外發展亦無持有尖沙咀置業或信和之股份，在尖沙咀置業或信和之董事會亦無代表。

德國商業銀行已被委任為獨立財務顧問，就非小額豁免建築合約及香蜜湖收購之條款提供意見。按其意見書(本通函第32至57頁)所載，彼等認為非小額豁免建築合約及香蜜湖收購之條款(i)屬於尖沙咀置業集團及信和置業集團日常一般業務；(ii)以公平基準；(iii)按一般商業條款；(iv)按不遜於尖沙咀置業及信和給予或來自(視情況而定)獨立第三方之條款訂立；及(v)有關條款公平合理，且符合尖沙咀置業、信和及各股東之整體利益訂立。

然而，尖沙咀置業及信和之董事對於未有遵守上市規則表示遺憾並且嚴肅處理。尖沙咀置業及信和已主動向聯交所提交有關建築合約及香蜜湖收購之資料，而此事項已於二零零四年六月二十五日尖沙咀置業及信和之聯合公佈中披露。

成立聯席獨立委員會

由尖沙咀置業及信和之獨立非執行董事夏佳理先生及鄭明訓先生組成之聯席獨立委員會已成立，並檢討有關關連交易，以決定尖沙咀置業集團及信和置業集團是否曾與其關連人士就並未根據上市規則作出處理之任何關連交易作出檢討。

聯席獨立委員會兩名成員為信和酒店三名獨立非執行董事中其中兩名成員，為進行全面檢討，故此將信和酒店集團加入檢討範圍，以決定信和酒店是否曾與其關連人士進行原應根據上市規則處理但就並未遵照有關規則作出處理之關連交易。

信和酒店之資料

信和酒店為投資控股公司，其主要業務包括酒店投資、酒店管理及會所管理。

獨立股東批准。然而，訂立建築合約及進行香蜜湖收購時並無遵守上述上市規則之規定。尖沙咀置業及信和將於各自之下一份年報及賬目中載列截至二零零四年六月三十日止財政年度須在年報申報之關連交易詳情。

中海信和合營公司涉及若干已完成之發展項目，而僅包括住宅物業及發展項目之相關業務。由於中海信和合營公司之目的大致上已達到，故經公平磋商後各方同意解散。中海信和合營公司之股東之一信和按公平基準向中海信和合營公司其他股東收購中海信和合營公司之股權，並於二零零四年七月二十三日完成收購，使中海信和合營公司成為信和之全資附屬公司。

由於中海信和合營公司之收購是按一般商業條款進行，而各有關百分比低於上市規則第14A.31(2)條所規定之最低百分比0.1%，因此獲豁免遵守上市規則有關作出年報申報、公佈及取得獨立股東批准之所有規定。於完成上述收購後，中國海外發展不再屬於上市規則所指尖沙咀置業及信和之關連人士。

尖沙咀置業及信和之資料

尖沙咀置業為信和之控股公司。尖沙咀置業及信和均為投資控股公司，其主要業務包括物業發展及投資、股份投資與買賣、融資及管理服務。

中國海外發展之資料

中國海外發展為投資控股公司，其主要業務包括物業發展及投資、樓宇及土木建築、基礎工程及項目管理、基建項目投資、熱電聯產、投資控股、房地產代理及管理與財資業務。

訂立建築合約及進行香蜜湖收購之理由

信和為香港具領導地位之物業發展及投資公司。信和之日常及一般業務包括成立合營公司作物業發展及發出本身及合營物業發展項目之建築合約。

建築合約均經過激烈之投標過程，並且考慮多項因素，包括(但不限於)合約投標價及投標者之財政實力及信譽後，方會發出。尖沙咀置業及信和之董事相信，就物業發展而與有信譽之建築公司組成合營公司符合對尖沙咀置業及信和之利益。

資金來源：

信和置業中國所付之香蜜湖收購代價以信和之內部資金撥付。

香蜜湖收購之完成日期：

二零零四年四月二十三日，即信和置業中國及中海地產最後支付香蜜湖收購代價餘額900,000,000元人民幣當日。

競投香蜜湖收購之理由：

尖沙咀置業及信和之董事認為香蜜湖收購為信和在中國之投資良機，同時亦有助補充土地儲備待發展。尖沙咀置業及信和之董事認為香蜜湖收購所付代價(即信和及中國海外發展於公開拍賣之出價)合理。尖沙咀置業及信和之董事(包括尖沙咀置業及信和之獨立非執行董事)認為進行香蜜湖收購乃(i)屬於尖沙咀置業集團及信和置業集團日常業務；(ii)按照公平準則；(iii)按照一般商業條款；(iv)(如適用)按不遜於尖沙咀置業及信和給予或來自獨立第三方之條款進行；及(v)有關條款公平合理，且符合尖沙咀置業及信和與各股東之整體利益。

(c) 與中國海外發展之關連

於二零零四年七月二十三日前，中國海外發展集團為中海信和合營公司(屬信和之非全資附屬公司(亦即尖沙咀置業之非全資附屬公司))之主要股東，故根據上市規則，中國海外發展為尖沙咀置業及信和之關連人士。

根據上市規則，信和置業集團與中國海外發展集團訂立之建築合約屬於尖沙咀置業及信和之關連交易，故須按上文第7至8頁所載圖表所述遵守上市規則作出年報申報、公佈及(如適用)取得獨立股東批准等規定。根據上市規則，信和置業集團與中國海外發展集團進行之香蜜湖收購亦屬於尖沙咀置業及信和之關連交易，故根據上市規則，尖沙咀置業及信和均須作出年報申報及公佈，而尖沙咀置業亦須取得

香蜜湖收購之詳情

合營公司：

買方：　　　　深圳盛輝

合營各方：

甲方：　　　　信和置業中國(50%股權)

乙方：　　　　中海地產(50%股權)

香蜜湖收購之日期：

二零零四年四月十六日，即香蜜湖收購投標成功之日期。雙方其後於二零零四年四月二十九日就香蜜湖收購成立深圳盛輝。

香蜜湖收購之物業簡介：

香蜜湖收購之物業地盤面積為93,544平方米(深圳地塊編號：B303-0041)，位於中國深圳市福田香蜜湖，作為住宅及商業發展用途，地積比率為1.4倍，估計總建築面積約為130,962平方米。該物業之土地使用權為期70年，於二零七三年屆滿。

香蜜湖收購之代價：

香蜜湖收購之總代價為950,000,000元人民幣(約893,950,000港元)，即信和置業集團及中國海外發展集團共同在公開拍賣之成功投標價。信和置業中國及中海地產已按50:50之比例支付香蜜湖收購之總代價。

根據買賣協議之條款，代價由信和置業中國及中海地產以下列付款方式支付：

(i) 於二零零四年四月十六日簽訂買賣協議時支付首期按金50,000,000元人民幣；及

(ii) 於二零零四年四月二十三日(即簽訂買賣協議日期後第五個營業日)支付餘額900,000,000元人民幣。

	信和置業集團	訂約方信和置業集團擁有權益百分比	中國海外發展集團	工程性質	訂立合約或意向書日期	合約金額 (百萬港元)	並無遵守之上市規則規定** 信和	尖沙咀置業
6.	Kingdom Investment Ltd.	100	China Overseas Building Construction Ltd.	新界沙田馬鞍山沙田地段481號海典灣總合約	3/6/02	517.5	年報申報及公佈	年報申報、公佈及獨立股東批准
7.	Regent Profit Investment Ltd.	100	China Overseas Foundation Eng. Ltd.	香港北角雲景道35及37號內地段8921號海天峰樁柱、樁帽及地基工程	3/2/00	51.5	年報申報及公佈	年報申報及公佈
8.	High Elite Ltd.	100	China Overseas Foundation Eng. Ltd.	新界大埔馬窩大埔地段113號御峰苑地基工程	29/10/93	23.5	年報申報及公佈	年報申報及公佈
			China Overseas Foundation Eng. Ltd.	新界大埔馬窩大埔地段113號御峰苑地庫結構	12/8/94	29.4		
9.	Allways Success Development Limited	60	China Overseas Building Development Co. Ltd.	新界大埔馬窩大埔地段66號太湖花園一期總合約	11/6/90及30/7/90	335	年報申報、公佈及獨立股東批准	年報申報、公佈及獨立股東批准

附註： ** 以上所列有關各建築合約所涉及之上市規則規定，乃根據當時已公佈之尖沙咀置業及信和有形資產淨值作出比較。

建築合約均經過激烈之投標過程，並且考慮多項因素，包括(但不限於)合約投標價及投標者之財政實力及信譽後，方會發出。尖沙咀置業及信和之董事認為發出建築合約乃(i)屬於尖沙咀置業集團及信和置業集團日常業務；(ii)按照公平準則；(iii)按照一般商業條款；(iv)有關條款不遜於尖沙咀置業及信和給予獨立第三方建築合約之條款；及(v)有關條款屬公平合理，且符合尖沙咀置業、信和及彼等各自之股東之整體利益。尖沙咀置業及信和之董事認為中國海外發展集團並無獲得任何優惠待遇。

(b) 香蜜湖收購

於二零零四年四月十六日，信和置業集團與中國海外發展集團就一項公開拍賣中國深圳物業之土地使用權，共同參與香蜜湖收購。

與中國海外發展集團進行之關連交易

(a) 建築合約

尖沙咀置業及信和之董事留意到，自一九九零年六月起，信和在日常業務中(包括物業發展及投資)給予中國海外發展集團若干物業發展之建築合約。該等建築合約之概要載於下表：

	信和置業集團	訂約方信和置業集團擁有權益百分比	中國海外發展集團	工程性質	訂立合約或意向書日期	合約金額 (百萬港元)	並無遵守之上市規則規定** 信和	尖沙咀置業
1.	Full Fair Ltd.	100	China State Construction Engineering (Hong Kong) Ltd.	新界沙田何東樓(地盤A)沙田地段470號地基及鐵路修理站工程總合約	25/3/04	569	公佈	公佈及獨立股東批准
			China Overseas Mech. & Elect. Eng. Ltd.	新界沙田何東樓(地盤A)沙田地段470號空調及機械通風安裝工程分判合約	13/5/04	5.3		
2.	Active Success Development Ltd.	100	China Overseas Building Construction Ltd.	西九龍填海區海輝路九龍內地段11158號總合約	22/11/03	654.9	公佈	公佈及獨立股東批准
3.	Grand Creator Investment Ltd.	60	China Overseas Building Construction Ltd.	坑口地鐵站發展工程將軍澳地段24號蔚藍灣畔總合約	2/6/03	1,180	年報中報、公佈及獨立股東批准	年報中報、公佈及獨立股東批准
4.	Prime Harvest Development Ltd.	100	China Overseas Foundation Eng. Ltd.	新界荃灣大河道／楊屋道荃灣地段398號URA地盤地基及樁帽	15/3/03	80.1	年報中報及公佈	年報中報及公佈
			China Overseas Mech. & Elect. Eng. Ltd.	新界荃灣大河道／楊屋道荃灣地段398號URA地盤空調及機械通風安裝工程(商場)指定分判合約	20/5/04	29.8		
5.	Advance Profit Ltd.	100	China Overseas Foundation Eng. Ltd	新界屯門海珠路屯門地段432號海典軒板樁及樁帽工程	27/2/03	7.7	不適用	年報中報及公佈

尖沙咀置業及信和之董事留意到，自一九九零年六月起，信和在日常業務中(包括物業發展及投資)曾給予中國海外發展集團若干物業發展之建築合約。

於二零零四年四月十六日，信和置業集團及中國海外發展集團就一項公開拍賣中國深圳物業之土地使用權，共同參與香蜜湖收購。

由於中國海外發展為中海信和合營公司(屬尖沙咀置業及信和之非全資附屬公司)之主要股東，故中國海外發展與尖沙咀置業及信和有關連，因此建築合約及香蜜湖收購亦屬於信和之關連交易(亦即尖沙咀置業)。由於中海信和合營公司其中一名股東信和已於二零零四年七月二十三日按公平基準向中海信和合營公司其他股東收購股權，導致中海信和合營公司成為信和之全資附屬公司，故根據上市規則，中國海外發展不再為尖沙咀置業及信和之關連人士。

尖沙咀置業及信和已主動向聯交所提交有關建築合約及香蜜湖收購之資料，而尖沙咀置業及信和已於二零零四年六月二十五日發出聯合公佈公開上述事項。

由尖沙咀置業及信和之獨立非執行董事夏佳理先生及鄭明訓先生組成之聯席獨立委員會已成立，以對尖沙咀置業集團及信和置業集團進行檢討。由於上述成員為信和酒店三名獨立非執行董事中其中兩名成員，為進行全面檢討，故此將信和酒店集團加入檢討範圍。

本通函旨在向　閣下提供(i)有關建築合約及香蜜湖收購之詳細資料；(ii)檢討之詳情；(iii)聯席獨立委員會對非小額豁免建築合約、香蜜湖收購及檢討之建議函件；及(iv)德國商業銀行致聯席獨立委員會之意見書。

尖沙咀置業集團有限公司
（於香港註冊成立之有限公司）
（股份代號：247）

信和置業有限公司
（於香港註冊成立之有限公司）
（股份代號：83）

信和酒店(集團)有限公司
（於開曼群島註冊成立之受豁免有限公司）
（股份代號：1221）

尖沙咀置業集團有限公司董事：
黃志祥（主席）
夏佳理GBS, OBE, JP*
鄭明訓JP*
唐國通

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

信和置業有限公司董事：
黃志祥（主席）
夏佳理GBS, OBE, JP*
鄭明訓JP*
唐國通
楊柏軒
余惠偉

註冊辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

信和酒店（集團）有限公司董事：
黃志祥（主席）
夏佳理GBS, OBE, JP*
鄭明訓JP*
呂榮光*

主要辦事處：
香港
九龍
尖沙咀
梳士巴利道
尖沙咀中心
十二字樓

* 獨立非執行董事

敬啟者：

關連交易

緒言

以下為信和集團截至最後可行日期之股權架構簡圖：


黃廷方先生
71.7%
2.0%
46.7%
尖沙咀置業
0.2%
50.1%
信和
信和酒店

「尖沙咀置業」	指	尖沙咀置業集團有限公司，於香港註冊成立之公司，其股份在聯交所上市
「尖沙咀置業集團」	指	尖沙咀置業及其附屬公司
「尖沙咀置業股份」	指	尖沙咀置業每股面值0.2港元之普通股
「%」	指	百分比

附註：本通函其中港元兑人民幣之數額按二零零四年六月十一日之匯率約0.941換算。

「檢討期間」	指	由一九九八年七月一日至二零零四年六月三十日止期間
「人民幣」	指	中國法定貨幣人民幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	尖沙咀置業、信和及信和酒店各自之股東
「深圳盛輝」	指	深圳盛輝物業發展有限公司，於中國註冊成立之公司，中海地產及信和置業中國各擁有50%權益
「信和集團」	指	尖沙咀置業集團、信和置業集團及信和酒店集團
「信和酒店」	指	信和酒店(集團)有限公司，於開曼群島註冊成立之受豁免公司，其股份在聯交所上市，而黃廷方先生於最後可行日期擁有46.8%權益
「信和酒店集團」	指	信和酒店及其附屬公司
「信和酒店股份」	指	信和酒店每股面值1港元之普通股
「信和」	指	信和置業有限公司，於香港註冊成立之公司，其股份在聯交所上市
「信和置業集團」	指	信和及其附屬公司
「信和股份」	指	信和每股面值1港元之普通股
「信和置業中國」	指	信和置業中國投資集團有限公司，信和在香港註冊成立之全資附屬公司
「聯交所」	指	香港聯合交易所有限公司

「港元」	指	香港法定貨幣港元
「香蜜湖收購」	指	透過公開拍賣收購位於中國深圳福田香蜜湖93,544平方米土地(深圳地塊編號：B303-0041號)之物業土地使用權
「香港」	指	中國香港特別行政區
「聯席獨立委員會」	指	尖沙咀置業、信和及信和酒店之聯席獨立委員會，成員包括獨立非執行董事夏佳理先生及鄭明訓先生，被董事會要求進行檢討
「嘉里建設」	指	嘉里建設有限公司，於百慕達註冊成立之公司，其股份在聯交所上市
「嘉里建設集團」	指	嘉里建設及其附屬公司
「最後可行日期」	指	二零零四年八月十三日，即本通函付印前確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「黃氏家族」	指	黃廷方先生、黃志祥先生、黃志達先生及彼等各自之聯繫人
「非小額豁免建築合約」	指	合約價值超過根據上市規則豁免徵求獨立股東批准之關連交易指標之建築合約
「中國」	指	中華人民共和國
「檢討」	指	檢討信和集團與彼等各自之關連人士在(i)檢討期間；及(ii)檢討期間以外之指定期間進行根據上市規則規定須在年報作出申報、公佈及(如適用)經獨立股東批准之任何可能屬關連交易之交易，並檢討有否遵守該等規定

除文義另有所指外，在本通函內，下列詞語具有以下涵義：

「聯繫人」	指	上市規則所定義者
「董事會」	指	各自之董事會
「中國海外發展」	指	中國海外發展有限公司，於香港註冊成立之公司，其股份在聯交所上市
「中國海外發展集團」	指	中國海外發展及其附屬公司
「中海地產」	指	中海地產股份有限公司，中國海外發展於中國註冊成立之全資附屬公司
「德國商業銀行」	指	德國商業銀行，透過其香港分行(於香港金融管理局註冊成立之持牌機構)，可從事證券及期貨條例附表五所載第1、4、6及9類受規管活動，並獲委任為聯席獨立委員會之獨立財務顧問，就非小額豁免建築合約、香蜜湖收購及檢討提供意見
「關連人士」	指	上市規則所定義者
「建築合約」	指	信和置業集團自一九九零年六月起給予中國海外發展集團有關物業發展之若干建築合約，而該等合約並無遵守上市規則在年報作出申報、公佈及(如適用)經獨立股東批准之規定
「中海信和合營公司」	指	信和若干附屬公司(亦即尖沙咀置業若干附屬公司)，而中國海外發展集團於二零零四年七月二十三日前為主要股東
「董事」	指	尖沙咀置業、信和及信和酒店各自之董事
「外界關連人士」	指	檢討過程中發現之信和集團關連人士(黃氏家族除外)

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何內容如有任何疑問，應諮詢　閣下之股票經紀或其他持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有尖沙咀置業集團有限公司、信和置業有限公司及信和酒店(集團)有限公司之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

尖沙咀置業集團有限公司
(於香港註冊成立之有限公司)
(股份代號：247)

信和置業有限公司
(於香港註冊成立之有限公司)
(股份代號：83)

信和酒店(集團)有限公司
(於開曼群島註冊成立之受豁免有限公司)
(股份代號：1221)

關連交易

尖沙咀置業集團有限公司、信和置業有限公司
及信和酒店(集團)有限公司
之財務顧問

百德能
證券

聯席獨立委員會之獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

聯席獨立委員會函件載於本通函第29至31頁。德國商業銀行向聯席獨立委員會提供建議之函件載於本通函第32至57頁。

二零零四年八月十六日